As filed with the Securities and Exchange Commission on March 17, 2010

Registration No. 333-164745
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	5013	59-3796143
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

12200 Herbert Wayne Court
Suite 150
Huntersville, North Carolina 28078
(704) 992-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

J. Michael Gaither
Corporate Secretary
American Tire Distributors Holdings, Inc.
12200 Herbert Wayne Court
Suite 150
Huntersville, NC 28078
(704) 632-7110
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

E. Michael Greaney	Valerie Ford Jacob
Sean P. Griffiths	Paul D. Tropp
Andrew L. Fabens	Fried, Frank, Harris, Shriver & Jacobson LLP
Gibson, Dunn & Crutcher LLP	One New York Plaza
200 Park Avenue	New York, NY 10004
New York, NY 10166	Tel: (212) 859-8000
Tel: (212) 351-4000	Fax: (212) 859-4000
Fax: (212) 351-4035

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated March 17, 2010

P R O S P E C T U S

          Shares

Common Stock

This is American Tire Distributors Holdings, Inc.’s initial public offering. We are selling           shares of our common stock. We expect the public offering price to be between $      and $      per share. Currently, no public market exists for the shares. After the pricing of the offering, we expect that the shares will trade on the New York Stock Exchange under the symbol “ATD”.

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 10 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional           shares from the selling stockholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders.

Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about          , 2010.

BofA Merrill Lynch	Deutsche Bank Securities

The date of this prospectus is          , 2010

You should rely only on the information contained in this document and any free writing prospectus prepared by or on behalf of us that we have referred to you. We have not, the selling stockholders have not and the underwriters have not authorized anyone to provide you with additional or different information from that contained in this prospectus. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this document may only be accurate on the date of this document, regardless of its time of delivery or of any sales of shares of our common stock. Our business, financial condition, results of operations or cash flows may have changed since such date.

This prospectus contains trademarks and registered marks. Unless otherwise indicated, American Tire Distributors Holdings, Inc. or a subsidiary thereof owns such registered marks, including: AMERICAN TIRE DISTRIBUTORS®, ATDONLINE®, ATDSERVICEBAY®, AUTOEDGE®, CRUISER ALLOY®, CRUISERWIRE®, DRIFZ®, DYNATRAC®, ENVIZIO®, ICW®, MAGNUM®, O.E. PERFORMANCE®, PACER®, TIRE PROS®, TIREBUYER.COM®, WHEEL WIZARD®, WHEEL WIZARD ENVIZIO®, WHEELENVIZIO.COM® and XPRESSPERFORMANCE®.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in shares of our common stock. You should read the following summary together with the more detailed information appearing in this prospectus, including “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors,” “Business” and our consolidated financial statements and related notes before deciding whether to invest in shares of our common stock. Unless the context otherwise requires, the terms “American Tire Distributors,” “ATD,” “the Company,” “we,” “us” and “our” in this prospectus refer to American Tire Distributors Holdings, Inc. and its subsidiaries. We conduct our operations through American Tire Distributors, Inc., a Delaware corporation and a wholly-owned subsidiary of American Tire Distributors Holdings, Inc.

Our Company

We are the leading replacement tire distributor in the United States, providing a critical range of services to enable tire retailers to effectively service and grow sales to consumers. Through our network of 83 distribution centers, we offer access to an extensive breadth and depth of inventory, representing approximately 40,000 stock-keeping units (SKUs), to approximately 60,000 customers. The critical range of services we provide includes frequent and timely delivery of inventory, business support services, such as credit, training and access to consumer market data, administration of tire manufacturer affiliate programs, a leading online ordering and reporting system and a website that enables our tire retailer customers to participate in Internet marketing of tires to consumers. We estimate that our share of the replacement passenger and light truck tire market in the United States has increased from approximately 1.2% in 1996 to approximately 9.4% in 2009, which we believe is approximately twice the market share of our closest competitor.

We serve a highly diversified customer base comprised of local, regional and national independent tire retailers, automotive dealerships, tire manufacturer-owned stores, mass merchandisers and service stations. In fiscal 2009, our largest customer and our top ten customers accounted for less than 1.6% and 5.5%, respectively, of our net sales. We believe we are a top supplier to many of our customers and maintain customer relationships that exceed a decade on average for our top 20 customers.

We believe we distribute the broadest product offering in our industry, supplying our customers with nine of the top ten leading passenger and light truck tire brands. We carry the flag brands of all four of the largest tire manufacturers — Bridgestone, Continental, Goodyear, and Michelin — as well as Hankook, Kumho, Nexen, Nitto and Pirelli brands. In addition to flag brands, we also sell lower price point associate brands of many of these and other manufacturers, as well as proprietary brand tires, custom wheels and accessories and related tire service equipment. Tire sales accounted for approximately 93.1% of our net sales in fiscal 2009. We believe our large, diverse product offering allows us to better penetrate the replacement tire market across a broad range of price points.

Our net sales and light vehicle unit sales fluctuated from $1,877.5 million and 17.4 million units, respectively, in fiscal 2007 to $1,960.8 million and 17.1 million units, respectively, in fiscal 2008 and $2,171.8 million and 19.6 million units, respectively, in fiscal 2009. Our net income and EBITDA fluctuated from $1.4 million and $94.0 million, respectively, in fiscal 2007 to $9.7 million and $105.7 million, respectively, in fiscal 2008 and $4.9 million and $98.8 million, respectively in fiscal 2009. From fiscal 2003 to fiscal 2009, we grew our net sales, light vehicle unit sales and EBITDA at a compound annual rate of 11.8%, 7.1% and 12.7%, respectively. This growth in sales and net income has increased both because of our acquisitions and organic growth. For a reconciliation from net income to EBITDA, see “— Summary Consolidated Financial Data.”

Our Industry

The U.S. replacement tire market generated annual retail sales of approximately $26.6 billion in 2009, according to Modern Tire Dealer. In 2009, according to Tire Review, tire retailers obtained 69% of their tire volume from wholesale tire distributors, like us, and 17% of their tire volume from tire manufacturers.

In the United States, replacement tires are sold to consumers through several different channels, including local, regional and national independent tire retailers, mass merchandisers, warehouse clubs, tire manufacturer-owned stores, automotive dealerships, service stations and web-based marketers. Between 1990 and 2009, independent tire retailers and automotive dealerships have enjoyed the largest increase in market share according to Modern Tire Dealer.

The U.S. replacement tire market has historically experienced stable growth and favorable pricing dynamics. From 1955 through 2009, U.S. replacement tire unit shipments increased by an average of approximately 2.6% per year. In addition, the industry has seen stronger growth in the high and ultra-high performance tire segments, which have experienced a compound annual growth rate of approximately 9% over the period from 2000 to 2009. High and ultra-high performance tire unit shipments increased from 47.6 million units in 2008 to 52.2 million units in 2009, despite a decrease in total replacement passenger and light truck tire unit shipments from 225 million units in 2008 to 208 million units in 2009 according to Modern Tire Dealer.

We believe growth in the U.S. replacement tire market will continue to be driven by favorable underlying dynamics, including:

•	increases in the number and average age of passenger cars and light trucks;

•	increases in the number of miles driven;

•	increases in the number of licensed drivers as the U.S. population continues to grow;

•	increases in the number of replacement tire SKUs;

•	growth of the high performance tire segment; and

•	shortening tire replacement cycles due to changes in product mix that increasingly favor high performance tires, which have shorter average lives.

Our Competitive Strengths

We believe the following key strengths position us well to maintain our ability to achieve revenue growth that exceeds that of the U.S. replacement tire industry:

Leading Position in a Highly-Fragmented Marketplace.  We are the leading replacement tire distributor in the United States with an estimated market share of approximately 9.4%. We believe our scale provides us key competitive advantages relative to our smaller, and generally regionally-focused, competitors that include the ability to: efficiently stock and deliver a wide variety of tires, custom wheels, tire service equipment and accessories; invest in services, including sales tools and technologies, to support our customers; and realize operating efficiencies from our scalable infrastructure.

Extensive and Efficient Distribution Network.  We believe we have the largest independent replacement tire distribution network in the United States with 83 distribution centers and approximately 800 delivery vehicles serving 37 states. Our extensive distribution footprint, combined with our sophisticated inventory management and logistics technologies, enables us to deliver the vast majority of orders on a same or next day basis. Our delivery technologies allow us to more effectively and efficiently organize and optimize our route systems to provide timely product delivery.

Broad Product Offering from Diverse Supplier Base.  We believe we offer the most comprehensive selection of tires in the industry. We supply nine of the top ten leading passenger tire brands, and we carry the flag brands of all four of the largest tire manufacturers — Bridgestone, Continental, Goodyear and Michelin. Our tire product line includes a full suite of flag, associate and proprietary brand tires. We believe that our broad product offering drives penetration among existing customers, attracts new customers and maximizes customer retention.

Broad Range of Critical Services.  We provide a critical range of services which enables our tire retailer customers to operate their businesses more profitably. These services include convenient access to and timely delivery of the broadest product offerings available in the industry, as well as fundamental business support services, such as credit, training and access to consumer market data, that enable our tire retailer customers to better service their individual markets, and administration of tire manufacturer affiliate programs. We provide our customers with convenient 24/7 access to our extensive product offerings through our innovative and proprietary business-to-business web portal, ATDOnline®. We also provide select, qualified independent tire retailers with the opportunity to participate in our Tire Pros® franchise program through which they receive advertising and marketing support and the benefits of a national brand identity.

Diversified Customer Base and Longstanding Customer Relationships.  We serve a highly diversified customer base comprised of local, regional and national independent tire retailers, automotive dealerships, tire manufacturer-owned stores, mass merchandisers and service stations. We believe we are a top supplier to many of our customers and maintain customer relationships that exceed a decade on average for our top 20 customers. We believe the diversity of our customer base and the strength of our customer relationships present an opportunity to grow market share regardless of macroeconomic and replacement tire market conditions.

Strong Cash Flow Generation Capability.  Our inventory management systems and vendor relationships enable us to generate strong cash flow from operations through efficient management of our working capital. We have designed our warehouse, delivery, information technology and other infrastructure capabilities to be scalable, creating incremental distribution capacity to support further penetration within current markets and expansion into new domestic geographic markets. We believe the low capital intensity of our business should allow us to continue producing favorable cash flow in the future.

Strong Management Team with Track Record of Driving Growth and Improving Efficiency.  Our senior management team has a proven track record of implementing successful initiatives, including the execution of a disciplined acquisition strategy, that have contributed to our gross profit expansion and above-market net sales growth. In addition, we have reduced costs through the integration of operating systems and introduction of standard operating practices across all locations. We believe our cost discipline and acquisition integration experience will continue to be competitive advantages as we grow both organically and through selective acquisitions.

Our Business Strategy

Our objective is to be the largest distributor of replacement tires to local, regional and national independent U.S. tire retailers, as well as automotive dealerships, service stations and mass merchandisers, to drive above-market growth and further enhance profitability and cash flow. We intend to accomplish this objective by executing the following key operating strategies:

Leverage Our Infrastructure in Existing Markets.  Through infrastructure expansions over the past several years, we have developed a scalable platform with available incremental distribution capacity. Our distribution infrastructure enables us to efficiently add new customers and service growing channels, such as automotive dealerships, thereby increasing profitability by leveraging the utilization of our existing assets. We believe our relative penetration in existing markets is largely a function of the services we offer and the length of time we have operated locally. Specifically, in new markets, we have experienced growth in market share over time, and in states we have served the longest, we generally have market share well in excess of our national average.

Continue to Expand into New Geographic Markets.  Our existing organizational and technological platforms are scalable and designed to accommodate additional distribution capacity and increased sales as we expand our network throughout the United States. For example, we entered the Texas market in late 2004 and Minnesota in 2007, and we were able to leverage our platforms to more than double our sales in both states since our entry. While we have the largest distribution footprint in the U.S. replacement tire market, we have limited or no market presence in 18 of the contiguous United States that represent approximately 35% of the replacement tire market, including New York, Ohio, Michigan, Illinois and New Jersey. As part of our business, we regularly contemplate expansion strategies, including acquisitions, to drive future growth.

Grow Participation in Tire Pros® Franchise Program.  Through our fiscal 2008 acquisition of Am-Pac Tire Dist., Inc., which we refer to as Am-Pac, we acquired the Tire Pros® franchise program, which enables us to deliver advertising and marketing support to tire retailer customers operating as Tire Pros® franchisees. Since the acquisition, we have focused on modifying and improving the Tire Pros® franchise program. The Tire Pros® franchise program allows participating local tire retailers to enjoy the benefits of a national brand identity with minimal investment, while still maintaining their local identity. In return, we benefit from increasing volume penetration among, and further aligning ourselves with, our franchisees.

Continue to Offer a Comprehensive Tire Portfolio to Meet Our Customers’ Needs.  We service a broad range of price points from entry-level to faster growing high and ultra-high performance tires, providing a full suite of flag, associate and proprietary brand tires. We intend to continue to focus on high and ultra-high performance tires, given the growth in demand for such tires, while maintaining our emphasis on providing broad market and entry level tire offerings. Our entry level offerings were recently expanded by the addition of our exclusive Capitol® and Negotiator® brands upon the acquisition of Am-Pac. Our comprehensive tire portfolio is designed to satisfy all of our customers’ needs and allow us to become the supplier of choice, thereby increasing customer penetration and retention.

Grow TireBuyer.com® into a Premier Internet Tire Provider.  In late 2009, we launched TireBuyer.com®, an Internet site that enables our local independent tire retailer customers to connect with consumers and sell to them over the Internet. TireBuyer.com® allows our broad base of independent tire retailer customers to participate in a greater share of the growing Internet tire market. We believe that TireBuyer.com® complements and services our participating local independent tire retailers by providing them access to a sales and marketing channel previously unavailable to them.

Utilize Technology Platform to Continue to Increase Distribution Efficiency.  We intend to continue to invest in our inventory and warehouse management systems and logistics technology to further increase our efficiency and profit margins and improve customer service. We continue to evaluate and incorporate technical solutions such as handheld scanning for receiving, picking and delivery of products to our customers. We believe these increased efficiencies will continue to enhance our reputation with our customers for providing a high level of prompt customer service, while also reducing costs.

Selectively Pursue Acquisitions.  We expect to continue to employ an acquisition strategy to increase our share in existing markets, add distribution in new markets and utilize our scale to realize cost savings. In addition, we believe acquisitions in our existing geographic markets, such as Am-Pac, provide an opportunity to grow market share while improving profitability through significant cost savings. Over the past five years, we have successfully acquired and integrated ten businesses representing in excess of $700 million in annual net sales. We believe our position as the leading replacement tire distributor in the United States, combined with our access to capital and our scalable platform, allows us to make acquisitions at attractive post-synergy valuations.

Risk Factors

We face risks in connection with the general conditions and trends of our industry and the end markets we serve. Some of the more significant risks we face include the following:

•	Demand for tire products is lower when general economic conditions are weak. Decreases in the availability of consumer credit or consumer spending could adversely affect our business, results of operations or cash flows;

•	Our high level of indebtedness may adversely affect our financial condition, restrict our growth or place us at a competitive disadvantage;

•	Our business requires a significant amount of cash, and fluctuations in our cash flows may adversely affect our ability to fund our business or acquisitions or satisfy our debt obligations;

•	The industry in which we operate is highly competitive and our failure to effectively compete may adversely affect our results of operations, financial condition and cash flows;

•	We depend on manufacturers to provide us with the products we sell and disruptions in these relationships or manufacturers’ operations could adversely affect our results of operations, financial condition and cash flows;

•	We are reliant upon information technology in the operation of our business;

•	Pricing volatility for raw materials could result in increased costs and may affect our profitability;

•	We may be unable to identify desirable acquisition targets or future acquisitions may not be successful;

•	Future acquisitions could require us to issue additional debt or equity;

•	Attempts to expand our distribution services into new domestic geographic markets may adversely affect our business, results of operations, financial condition or cash flows;

•	Our business strategy relies increasingly upon online commerce. If our customers were unable to access any of our websites, such as ATDOnline®, our business and operations could be disrupted and our operating results would be adversely affected;

•	We may not successfully execute our plan to grow our TireBuyer.com® service or we may not attain the growth we expect from our TireBuyer.com® service;

•	Because the majority of our inventory is stored in our warehouse distribution centers, a disruption in our warehouse distribution centers could adversely affect our results of operations by increasing our cost and distribution lead times; and

•	We are a “controlled company,” controlled by a control group, whose interest in our business may be different from yours.

These and other risks are discussed in the section entitled “Risk Factors” in this prospectus.

The Equity Sponsors

Investcorp S.A., which we refer to as Investcorp, is a global investment group with approximately 320 employees and offices in New York, London and Bahrain. Investcorp is principally engaged in private equity, real estate investment and asset management. Investcorp has grown to become a large and diverse alternative investment manager in terms of both product offerings and geography, and currently has approximately $12.4 billion in assets under management. Since its formation in 1982, the firm has arranged more than 88 private equity investments with total transaction value of approximately $29 billion in a broad range of industries and markets in North America and Western Europe.

Berkshire Partners LLC and its affiliates, which we refer to as Berkshire, is a Boston-based investment firm that is principally engaged in investments in mid-sized private companies through seven investment funds with aggregate capital commitments of $6.5 billion. Berkshire has developed specific industry experience in several areas including industrial manufacturing, consumer products, transportation, communications, business services, energy and retailing and related services. Over the last twenty years, Berkshire has been an investor in over 90 operating companies with more than $20 billion of acquisition value and combined revenues in excess of $22 billion.

Greenbriar Equity Group LLC and its affiliates, which we refer to as Greenbriar, is a private equity firm focused exclusively on the global transportation industry, including companies in the freight and passenger transport, aerospace & defense, automotive, logistics, shipping, and related sectors. Greenbriar manages $1.5 billion of limited partner capital commitments.

Additional Information

American Tire Distributors Holdings, Inc. was incorporated in Delaware in 2005. Our principal executive offices are located at 12200 Herbert Wayne Court, Suite 150, Huntersville, North Carolina 28078, and our telephone number at that address is (704) 992-2000. Our website address is http://www.atd-us.com. The information on our website is not part of this prospectus and you should not rely on any such information in deciding to invest in shares of our common stock.

The Offering

Shares of common stock offered by us	shares

Shares of common stock to be outstanding after the offering	shares

Overallotment option(1)	Selling stockholders have granted the underwriters a 30-day overallotment option to purchase up to additional shares of our common stock at the initial public offering price. We will not receive any proceeds from the sale of shares by the selling stockholders.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be $ million, assuming the shares are offered at $ per share (the midpoint of the price range set forth on the cover of this prospectus). We intend to use the net proceeds to us from this offering for the repayment of debt and the redemption of our outstanding redeemable preferred stock. See “Use of Proceeds.”

Dividends	We do not anticipate paying any dividends to our stockholders for the foreseeable future. See “Dividend Policy.”

NYSE symbol	“ATD”.

Risk factors	See “Risk Factors” beginning on page 10 for a discussion of material risks that prospective purchasers of our common stock should consider.

(1)	See “Principal and Selling Stockholders” for information on the selling stockholders.

Unless otherwise indicated, references in this prospectus to the number of shares outstanding are calculated as of March 17, 2010 and:

•	exclude 144,719 shares reserved for future issuance in connection with the exercise of outstanding stock options (82,674 of which will be issuable upon the exercise of outstanding vested stock options with exercise prices that are below the assumed initial public offering price of our common stock);

•	exclude 21,895 shares reserved for future issuance in connection with the exercise of outstanding warrants (all of which will be issuable upon the exercise of outstanding warrants with exercise prices that are below the assumed initial public offering price of our common stock); and

•	include 6,852 shares of restricted stock held by our directors, officers and other employees.

Summary Consolidated Financial Data

The following table sets forth summary historical consolidated financial data for the periods indicated. Our fiscal year is based on either a 52- or 53-week period ending on the Saturday closest to each December 31. Therefore, the financial results of certain fiscal years will not be exactly comparable to the prior or subsequent fiscal years. Fiscal 2007 (ended December 29, 2007) and fiscal 2009 (ended January 2, 2010) contain operating results for 52 weeks. Fiscal 2008 (ended January 3, 2009) contains operating results for 53 weeks.

The summary consolidated statements of operations data presented below for fiscal 2007, 2008 and 2009 and the balance sheet data at January 3, 2009 and January 2, 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical operating results are not necessarily indicative of future operating results. See “Risk Factors” and the notes to our financial statements. You should read the summary financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes.

	Fiscal
	2007	2008	2009
	(Dollars in thousands, except per share data)

Statements of Operations Data:
Net sales	$1,877,480	$1,960,844		$2,171,787
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	1,552,975	1,605,064		1,797,905
Selling, general and administrative expense	258,347	274,412		306,189

Operating income	66,158	81,368		67,693
Other expense
Interest expense	(61,633)	(59,169)		(54,415)
Other, net	(285)	(1,155)		(1,020)

Income before income taxes	4,240	21,044		12,258
Income tax provision	2,867	11,373		7,326

Net income	$1,373	$9,671		$4,932

Net income per common share	$1.37	$9.68		$4.93
Weighted average common shares issued and outstanding	999,528	999,528		999,528
Unaudited pro forma basic net income per common share(1)			$
Unaudited pro forma weighted average common shares issued and outstanding(1)

	Fiscal
	2007	2008	2009
	(Dollars in thousands)

Other Financial Data:
Cash flows provided by (used in):
Operating activities	$19,119	$(54,086)	$131,105
Investing activities	(29,860)	(81,671)	(4,620)
Financing activities	11,890	139,503	(127,690)
Depreciation and amortization	28,096	25,530	32,078
Capital expenditures	8,648	13,424	12,757
EBITDA(2)	93,969	105,743	98,751

	January 3,	January 2,
	2009	2010
	(Dollars in thousands)

Balance Sheet Data:
Cash and cash equivalents	$8,495	$7,290
Working capital	288,313	197,317
Total assets	1,390,860	1,300,624
Long-term debt, including capital leases	639,384	549,576
Total redeemable preferred stock	23,941	26,600
Total stockholders’ equity	224,486	230,647

(1)	Unaudited pro forma basic net income per common share has been calculated assuming conversion of all outstanding shares of our Series A, Series B and Series D common stock into shares of our common stock on a one-to-one basis as well as to reflect the assumed use of proceeds to redeem debt and preferred stock.

(2)	The presentation of EBITDA, which is not a financial measure calculated under accounting principles generally accepted in the United States, or GAAP, does not comply with accounting principles generally accepted in the United States because it is adjusted to exclude certain cash and non-cash expenses. EBITDA represents earnings before interest, taxes, depreciation and amortization. We present EBITDA because we believe it provides a more complete understanding of the factors and trends affecting our business than GAAP measures alone. Our board of directors, management and investors use EBITDA to assess our financial performance because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and items outside the control of our management team (such as income taxes). EBITDA should not be considered an alternative to, or more meaningful than, net income as determined in accordance with GAAP. The following table shows the calculation of EBITDA from the most directly comparable GAAP measure, net income:

	Fiscal
	2007	2008	2009
	(Dollars in thousands)

Net income	$1,373	$9,671	$4,932
Depreciation and amortization	28,096	25,530	32,078
Interest expense	61,633	59,169	54,415
Income tax provision	2,867	11,373	7,326

EBITDA	$93,969	$105,743	$98,751

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below before making a decision to buy our common stock. If any of the following risks actually occurs, our business, results of operations, financial condition or cash flows could be adversely affected. In that case, the trading price of our common stock could decline, and you might lose all or part of your investment in our common stock. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business, results of operations, financial condition or cash flows. In deciding whether to invest in our common stock, you should also refer to the other information set forth in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes.

Risks Relating to Our Business

Demand for tire products is lower when general economic conditions are weak. Decreases in the availability of consumer credit or consumer spending could adversely affect our business, results of operations or cash flows.

The popularity, supply and demand for tire products changes from year to year based on consumer confidence, the volume of tires reaching the replacement tire market and the level of personal discretionary income, among other factors. Decreases in the availability of consumer credit or decreases in consumer spending as a result of recent economic conditions, including increased unemployment and rising fuel prices, may cause consumers to delay tire purchases, reduce spending on tires or purchase less expensive tires. These changes in consumer behavior could reduce the number of tires we sell, reduce our net sales or cause a change in our product mix toward products with lower per-tire margins, any of which could adversely affect our business, results of operations or cash flows. The 7.5% decrease in annual unit volume for the U.S. replacement tire market in 2009 and our 0.8% decrease in annual light vehicle unit volume (excluding Am-Pac) for 2009 are reflective of these trends.

Local economic, employment, weather, transportation and other conditions also affect tire sales, on both a wholesale and retail basis. Such fluctuations have been exacerbated by the current economic downturn. We cannot, as a result of these factors and others, assure you that our business will continue to generate sufficient cash flows to finance or grow our business or that our cash needs will not increase. For instance, in 2008, rising fuel costs, increased unemployment and tightening credit caused a decrease in miles driven and consumer spending, both of which we believe caused a decrease in unit sales in the U.S. replacement tire industry. Similarly, industry-wide unit sales decreased in 2006 primarily due to increases in, and consumer expectations about future increases in, interest rates, minimum credit card payments and fuel costs. Our business was adversely affected as a result of these industry-wide events and we may be adversely affected by similar events in the future.

Our high level of indebtedness may adversely affect our financial condition, restrict our growth or place us at a competitive disadvantage.

We are currently highly leveraged. As of January 2, 2010, our debt (including capital leases) was $549.6 million. In addition, as of January 2, 2010, we were able to borrow up to an additional $182.5 million under our amended credit facility, subject to customary borrowing conditions. We anticipate that any future acquisitions we may pursue as part of our growth strategy may be financed through cash on hand, operating cash flow or borrowings under our existing credit facility.

Our high debt levels, or increases in our debt levels, could have important consequences, including:

•	making it more difficult to satisfy our obligations;

•	impairing our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions and other general corporate requirements;

•	increasing our vulnerability to general adverse economic and industry conditions by limiting our ability to plan for or react quickly to changing conditions;

•	requiring a substantial portion of our cash flow from operations for the payment of interest on our debt and reducing our ability to use our cash flow to fund working capital, capital expenditures, acquisitions and general corporate requirements;

•	preventing a change of control; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt.

Although the indentures governing our three series of outstanding notes do not require us to meet any financial performance metric or maintain any ratio to avoid a default, we are required to satisfy a 2.0 to 1.0 Adjusted EBITDA to consolidated interest expense ratio to, among other things, incur additional debt (other than debt under our revolving credit facility), issue preferred stock (subject to certain exceptions), make certain restricted payments or investments and make certain purchases of our stock. For the four fiscal quarters ended January 2, 2010, our ratio of Adjusted EBITDA to consolidated interest expense was 1.6 to 1.0. As a result of not meeting the 2.0 to 1.0 ratio, our ability to, among other things, incur additional debt (subject to certain exceptions including debt under our revolving credit facility), issue preferred stock (subject to certain exceptions), make certain restricted payments or investments and make certain purchases of our stock will be limited.

Our business requires a significant amount of cash, and fluctuations in our cash flows may adversely affect our ability to fund our business or acquisitions or satisfy our debt obligations.

Our ability to fund working capital needs and planned capital expenditures and acquisitions and our ability to satisfy our debt obligations depend on our ability to generate cash flows. If we are unable to generate sufficient cash flows from operations to meet these needs, we may need to refinance all or a portion of our existing debt, obtain additional financing or reduce expenditures that we deem necessary to our business. Further, our ability to grow our business and market share through acquisitions may be impaired. We cannot assure you that we would be able to obtain refinancing of this kind on favorable terms or at all or that any additional financing could be obtained. The inability to obtain additional financing could materially and adversely affect our business, financial condition and cash flows.

The industry in which we operate is highly competitive and our failure to effectively compete may adversely affect our results of operations, financial condition and cash flows.

The industry in which we operate is highly competitive. In the United States, replacement tires are sold to consumers through several different outlets, including local independent tire retailers and mass merchandisers, warehouse clubs, tire manufacturer-owned stores, automotive dealerships, service stations and web-based marketers. A number of independent wholesale tire distributors compete with us in the regions in which we do business. Most of our tire retailer customers buy products from both us and our competitors. We cannot assure you that we will be able to compete successfully in our markets in the future. Furthermore, some of our competitors, including mass merchandisers, warehouse clubs and tire manufacturers, are significantly better financed than us and have greater resources. See “Business — Competition.”

We would also be adversely affected if certain channels in the replacement tire market, including mass merchandisers and warehouse clubs, gain market share at the expense of the local independent tire retailers, as our market share in those channels is lower.

We depend on manufacturers to provide us with the products we sell and disruptions in these relationships or manufacturers’ operations could adversely affect our results of operations, financial condition or cash flows.

There are a limited number of tire manufacturers worldwide. Accordingly, we rely on a limited number of tire manufacturers to supply us with the products we sell, including flag and associate brands and our proprietary brands. Our business depends on developing and maintaining productive relationships with these manufacturers. Outside of our proprietary brands, we do not have long-term contracts with these manufacturers, and we cannot assure you that these manufacturers will continue to supply products to us on favorable terms or at all. Many of our supplier manufacturers are free to terminate their business relationship with us with little or no notice and may elect to do so for any reason or no reason. Further, certain of our key suppliers also compete with us as they distribute and sell tires to certain of our tire retailer customers. A move towards this business model among our supplier manufacturers could adversely affect our results of operations, financial condition or cash flows.

In addition, our growth strategy depends in part on our ability to make selective acquisitions, but manufacturers may not be willing to supply the companies we acquire, which could adversely affect our business and results of operations. Furthermore, we could be adversely affected if any significant manufacturer experiences financial, operational, production, supply, labor or quality assurance difficulties that result in a reduction or interruption in our supply, or if they otherwise fail to meet our needs. These risks have been more pronounced recently in light of the economic downturn, commodity price volatility and governmental actions. In addition, our failure to order or promptly pay for sufficient quantities of our products may result in an increase in the unit cost of the products we purchase, a reduction in cooperative advertising and marketing funds, or a manufacturer’s unwillingness or refusal to sell products to us. If we are required to replace our manufacturers, we could experience cost increases, time delays in deliveries and a loss of customers, any of which would adversely affect us. Finally, although most newly manufactured tires are sold in the replacement tire market, manufacturers pay disproportionate attention to automobile manufacturers that purchase tires for new cars. Increased demand from automobile manufacturers could result in cost increases and time delays in deliveries to us, any of which could adversely affect us.

We are reliant upon information technology in the operation of our business.

We rely on electronic information and telephony systems to support all aspects of our geographically diverse business operations, including our inventory control, distribution network and order placement and fulfillment. A prolonged interruption or failure of any of these systems or their connective networks could have a material adverse effect on our business, results of operations, financial condition or cash flows.

Pricing volatility for raw materials could result in increased costs and may affect our profitability.

Costs for certain raw materials used in manufacturing the products we sell, including natural rubber, chemicals, steel reinforcements, carbon black, synthetic rubber and other petroleum-based products are volatile. Increasing costs for raw materials supplies would result in increased production costs for tire manufacturers. Tire manufacturers typically pass along a portion of their increased costs to us through price increases. While we typically try to pass increased prices and fuel costs through to tire retailers or to modify our activities to mitigate the impact of higher prices, we may not be successful. Failure to fully pass these increased prices and costs through to tire retailers or to modify our activities to mitigate the impact would adversely affect our operating margins and results of operations. Further, even if we do successfully pass along these costs, demand for tires may decline as a result of the increased costs, which would adversely affect us.

We may be unable to identify desirable acquisition targets or future acquisitions may not be successful.

We plan to investigate and acquire strategic businesses or product lines with the potential to be accretive to earnings, increase our market penetration, strengthen our market position or enhance our existing product offering. We cannot assure you, however, that we will identify or successfully complete transactions with suitable acquisition candidates in the future. Our recent growth in net sales, net income and EBITDA has been driven primarily by acquisitions. A failure to identify and acquire desirable acquisition targets may slow growth in our annual unit volume, which could adversely affect our existing business, financial condition, results of operations or cash flows.

We also cannot assure you that completed acquisitions will be successful. If an acquired business fails to operate as anticipated or cannot be successfully integrated with our existing business, our financial condition, results of operations or cash flows could be adversely affected.

Future acquisitions could require us to issue additional debt or equity.

If we were to undertake a substantial acquisition, the acquisition would likely need to be financed in part through additional financing from banks, through public offerings or private placements of debt or equity securities or other arrangements. We cannot assure you that the necessary acquisition financing would be available to us on acceptable terms if and when required, particularly because we are currently highly leveraged, which may make it difficult or impossible for us to secure financing for acquisitions. If we were to undertake an acquisition by issuing equity securities or equity-linked securities, the acquisition may have a dilutive effect on the interests of the holders of our common shares.

Attempts to expand our distribution services into new domestic geographic markets may adversely affect our business, results of operations, financial condition or cash flows.

We plan to expand our distribution services into new domestic geographic markets, which will require us to make capital investments to extend and develop our distribution infrastructure. We may not achieve profitability in new regions for a period of time. If we do not successfully add new distribution centers and routes, we experience unanticipated costs or delays or we experience competition in such markets that is greater than we expect, our business, results of operations, financial condition or cash flows may be adversely affected.

Our business strategy relies increasingly upon online commerce. If our customers were unable to access any of our websites, such as ATDOnline®, our business and operations could be disrupted and our operating results would be adversely affected.

Customers’ access to our websites directly affects the volume of orders we fulfill and our revenues. Approximately 64% of our total order volume in fiscal 2009 was placed online using ATDOnline®, up from approximately 56% in fiscal 2007. We expect our Internet-generated business to continue to grow as a percentage of overall sales. To be successful, we must ensure that ATDOnline® is well supported and functional on a 24/7 basis. If we are not able to continuously make these ordering tools available to our customers, there could be a decline in online orders and a decrease in our net sales.

We may not successfully execute our plan to grow our TireBuyer.com® service or we may not attain the growth we expect from our TireBuyer.com® service.

In late 2009, we launched TireBuyer.com®, an Internet site which enables our local independent tire retailer customers to access the online tire consumer market and sell tires to consumers over the Internet. We expect that by growing and developing our TireBuyer.com® service, we can leverage our tire retailer customer footprint to capture a greater share of the Internet tire market. For TireBuyer.com® to be successful, however, we must ensure that it is well supported and functional on a 24/7 basis. In addition, TireBuyer.com® faces significant competition from other online participants, some of which have significantly larger Internet market share, longer Internet market presence, greater Internet marketing experience and better name recognition than we enjoy. We may fail to successfully grow, develop or support the TireBuyer.com® service or we may not attain the growth or benefits we expect TireBuyer.com® to provide us due to strong competition or other factors, which may adversely affect our business, financial condition or results of operations.

Because the majority of our inventory is stored in our warehouse distribution centers, a disruption in our warehouse distribution centers could adversely affect our results of operations by increasing our cost and distribution lead times.

We maintain the majority of our inventory in 83 distribution centers. Serious disruptions affecting these distribution centers or the flow of products in or out of these centers, including disruptions from inclement weather, fire, earthquakes or other causes, could damage a significant portion of our inventory and could adversely affect our ability to distribute our products to tire retailers in a timely manner or at a reasonable cost. During the time that it may take us to reopen or replace a distribution center, we could incur significantly higher costs and longer lead times associated with distributing our products to tire retailers, which could adversely affect our reputation, as well as our results of operations and our customer relationships.

If we experience problems with our fleet of trucks or are otherwise unable to make timely deliveries of our products to our customers, our business and reputation could be adversely affected.

We use a fleet of trucks to deliver our products to our customers, most of which are leased from third parties. We are subject to the risks associated with product delivery, including inclement weather, disruptions in the transportation infrastructure, disruptions in our lease arrangements, availability and price of fuel, and liabilities arising from accidents to the extent we are not covered by insurance. Our failure to deliver tires and other products in a timely and accurate manner could harm our reputation and brand, which could adversely affect our business and reputation.

Participants in our Tire Pros® franchise program are independent operators, and we have limited influence over their operations. Our Tire Pros® franchisees could take actions that could harm the value of the Tire Pros® franchise, or could be unwilling or unable to continue to participate in the program, which could materially and adversely affect our business, results of operations, financial condition and cash flows.

Participants in our Tire Pros® franchise program are independent operators and have significant discretion in running their operations. Their employees are not our employees. Franchisees could take actions that subject them to legal and financial liabilities, and we may, regardless of the actual validity of such a claim, be named as a party in an action relating to, or be held liable for, the conduct of our franchisees if it is shown that we exercise a sufficient level of control over a particular franchisee’s operation. In addition, the quality of franchise operations may be diminished by any number of factors beyond our control. We do not offer financial or management services to our franchisees, which may not have sufficient resources or expertise to operate their businesses at the level we would expect. While we ultimately can take action to terminate franchisees that do not comply with the standards contained in our franchise agreements, we may not be able to identify problems and take action quickly enough and, as a result, the image and reputation of Tire Pros® may suffer, fewer tire retailers may become Tire Pros® franchisees and existing participants may leave the Tire Pros® program.

In addition, our franchise agreements have limited durations and our franchisees may not be willing or able to renew their franchise agreements with us. For example, a franchisee may decide not to renew due to a lawsuit or disagreement with us, dissatisfaction with the Tire Pros® program or a perception that the Tire Pros® program conflicts with other business interests. Similarly, a franchisee may be unable to renew its franchise agreement with us due to a bankruptcy or restructuring event or the failure to secure a real estate lease renewal, among other factors.

Our business, business prospects, results of operations, financial condition and cash flows could be adversely affected if we are forced to defend claims made against our franchisees, if others seek to hold us accountable for our franchisees’ actions, if the Tire Pros® program does not grow as we expect or if the Tire Pros® franchise program is not otherwise successful.

We could become subject to additional government regulation which could cause us to incur significant liabilities.

We are currently subject to federal and state laws and other regulations that apply to our business, including laws and regulations that affect tire distribution and sale, safety matters and tire specifications. Our costs of complying with these laws and regulations, including our operating expenses and liabilities arising under governmental regulations, may be increased in the future and additional fees and taxes may be imposed by governmental authorities. Future regulatory requirements, such as required disclosure of made-on dates for tires or an expansion of the Transportation Recall Enhancement Accountability and Documentation (TREAD) Act to cover tire distributors, could cause a material increase in our liabilities or operating expenses, which would materially and adversely affect our business, results of operations, financial condition and cash flows.

Loss of key personnel or failure to attract and retain highly qualified personnel could adversely affect our results of operations, financial condition and cash flows.

We are dependent on the continued services of our senior management team. We may not be able to retain our existing senior management, fill new positions or vacancies created by expansion or turnover, or attract additional senior management personnel. We believe the loss of such key personnel could adversely affect our financial performance. In addition, our ability to manage our anticipated growth will depend on our ability to identify, hire and retain qualified management personnel. We cannot assure you that we will attract and retain sufficient qualified personnel to meet our business needs.

Our variable rate debt subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Certain of our borrowings, primarily borrowings under our revolving credit facility and our Senior Floating Rate Notes due April 1, 2012, which we refer to as our Floating Rate Notes, are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same. This would require us to use more of our available cash to service our indebtedness. We cannot assure you that we will be able to enter into interest rate swap agreements or other hedging arrangements in the future, that existing or future hedging arrangements will be sufficient to offset any future increases in interest rates or that our hedging arrangements will have their intended effect on our business. At January 2, 2010, we had $325.4 million outstanding under our revolving credit facility and our Floating Rate Notes, of which $140.4 million was not hedged by an interest rate swap agreement and was thus subject to interest rate changes.

Consolidation among customers may reduce our importance as a holder of sizable inventory, which could adversely affect our business and results of operations.

Our success has been dependent, in part, on the fragmented customer base in our industry. Due to the small size of most tire retailers, they cannot support substantial inventory positions and thus, as our size permits us to maintain a sizable inventory, we fill an important role. We do not generally have long-term arrangements with our tire retailer customers and they can cease doing business with us at any time. If a trend towards consolidation among tire retailers develops in the future, it could reduce our importance and reduce our revenues, margins and earnings. While the local independent tire retailer share of the replacement tire market has been relatively stable in the recent past, the share of larger tire retailers has grown at the expense of smaller tire retailers. If that trend continues, the number of tire retailers able to handle sizable inventory could increase, reducing the importance of distributors to the local independent tire retailer market.

We could be subject to product liability, personal injury or other litigation claims that could adversely affect our business, results of operations and financial condition.

Purchasers of our products, or their employees or customers, could be injured or suffer property damage from exposure to, or defects in, products we sell or distribute, or have sold or distributed in the past. We could be subject to claims, including personal injury claims. These claims may not be covered by insurance or tire manufacturers may be unwilling or unable to assume the defense of these claims, as they have in the past. In addition, if any tire manufacturer encounters financial difficulty or ceases to operate, it may not be able to assume the defense of such claims. We also may be subject to claims due to injuries caused by our truck drivers which may not be covered by insurance. As a result, the defense, settlement or successful assertion of any future product liability, personal injury or other litigation claims could cause us to incur significant costs and could have an adverse effect on our business, financial condition, results of operations or cash flows.

We could be adversely affected by compliance with environmental regulations and could incur costs relating to environmental matters, particularly those relating to our distribution centers.

We are subject to various federal, state, local and foreign environmental laws and regulations, as well as health and safety laws and regulations. Environmental laws are complex, change frequently and have tended to become more stringent over time. Compliance costs associated with current and future environmental and health and safety laws, particularly as they relate to our distribution centers, as well as liabilities arising from past or future releases of, or exposure to, hazardous substances, may adversely affect our business, results of operations, financial condition or cash flows.

Failure to maintain effective internal control over financial reporting could materially adversely affect our business, results of operations and financial condition.

Pursuant to the Sarbanes-Oxley Act of 2002, we are required to provide a report by management on internal control over financial reporting, including management’s assessment of the effectiveness of such control. Changes to our business will necessitate ongoing changes to our internal control systems and processes. Internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain adequate internal controls, including any required new or improved controls, we may be unable to provide financial information in a timely and reliable manner and might be subject to sanctions or investigation by regulatory authorities such as the SEC or the Public Company Accounting Oversight Board. Any such action could adversely affect our financial results or investors’ confidence in us and could cause the price of our securities to fall.

If we determine that our goodwill and other intangible assets have become impaired, we may record significant impairment charges, which would adversely affect our results of operations.

Goodwill and other intangible assets represent a significant portion of our assets. Goodwill is the excess of cost over the fair market value of net assets acquired in business combinations. In the future, goodwill and intangible assets may increase as a result of future acquisitions. We review our goodwill and intangible assets at least annually for impairment. Impairment may result from, among other things, deterioration in the performance of acquired businesses, adverse market conditions and adverse changes in applicable laws or regulations, including changes that restrict the activities of an acquired business. Any impairment of goodwill or other intangible assets would result in a non-cash charge against earnings, which would adversely affect our results of operations. As of January 2, 2010, our total goodwill was approximately $375.7 million and our total intangible assets, net of amortization, were $226.7 million.

Risks Relating to the Offering and Ownership of Our Common Stock

Public investors will experience immediate and substantial dilution as a result of this offering.

If you purchase shares of our common stock in this offering, you will immediately experience substantial dilution in net tangible book value. The initial public offering price will be substantially higher than the net tangible book value per share of our common stock immediately following this offering. Therefore, if you purchase common stock in this offering, you will experience immediate and substantial dilution of your investment. Based upon the issuance and sale of           shares of common stock by us at an assumed initial public offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus), you will incur immediate dilution of approximately $      in the net tangible book value per share if you purchase shares of our common stock in this offering. In addition, we may raise additional capital through public or private equity or debt offerings, subject to market conditions. To the extent that additional capital is raised through the sale of equity or convertible debt securities, you will experience further dilution.

In addition, following the offering, approximately 104,569 shares of our common stock will be issuable upon the exercise of outstanding vested stock options and warrants with exercise prices that are below the assumed initial public offering price of our common stock. To the extent that these options and warrants are exercised, you will experience further dilution. For further information, see the “Dilution” section of this prospectus.

After the expiration of certain resale restrictions, a significant portion of our outstanding shares of common stock may be sold into the market, which could adversely affect our stock price.

Sales of a substantial number of shares of our common stock in the public market could occur at any time following this offering, subject to certain securities law restrictions and the terms of contractual lock-up agreements. Sales of shares of our common stock, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce our stock price. Upon consummation of this offering, we will have outstanding           shares of common stock. Of these shares, the shares of common stock offered hereby will be freely tradable without restriction in the public market, unless purchased by our affiliates. Upon completion of this offering, our existing stockholders will beneficially own           shares of our common stock (           shares if the underwriters exercise in full their option to purchase additional shares from the selling stockholders), which will represent approximately     % of our outstanding common stock (     % if the underwriters exercise in full their option to purchase additional shares from the selling stockholders). Immediately following the closing of this offering, the holders of approximately          shares of common stock (           shares if the underwriters exercise in full their option to purchase additional shares from the selling stockholders) will be entitled to dispose of their shares pursuant to the holding period, volume and other restrictions of Rule 144 under the Securities Act of 1933, or Securities Act, and the expiration of an initial 180-day underwriter “lock-up” period. The underwriters are entitled to waive the underwriter lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements. If certain of our existing stockholders were to sell a substantial portion of the shares they hold, our stock price could decline. See the information under the heading “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sale upon completion of this offering.

Our stock price may be volatile, and you may be unable to resell your shares at or above the offering price or at all.

The initial public offering price for our shares was determined through negotiations between us and the underwriters and may not be indicative of the market prices that will prevail in the trading market. Our stock price may decline below the initial offering price and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. Our stock price could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or anticipated variations in our operating results from quarter to quarter;

•	actual or anticipated variations in our operating results from the expectations of securities analysts and investors;

•	actual or anticipated variations in our operating results from our competitors;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	sales of common stock or other securities by us or our stockholders in the future;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	departures of key executives or directors;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, financing efforts or capital commitments;

•	delays or other changes in our expansion plans;

•	involvement in litigation;

•	stock price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	general market conditions in our industry and the industries of our customers;

•	general economic and stock market conditions; and

•	terrorist attacks or natural disasters.

Furthermore, the capital markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact our stock price. These trading price fluctuations may also make it more difficult for us to use our common stock as a means to make acquisitions or to use options to purchase our common stock to attract and retain employees. If our stock price after this offering does not exceed the initial public offering price, you may not realize any return on your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could adversely affect our business, results of operations and financial position.

No public market currently exists for our common stock, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. Although we intend to apply to have our common stock listed on the NYSE, an active public trading market for our common stock may not develop or be sustained after this offering. The lack of an active market may impede your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market also may reduce our stock price and impede our ability to acquire other companies using our shares as consideration.

Our stock price and trading volume could decline if securities or industry analysts do not publish research or reports about our business or if they publish misleading or unfavorable research or reports about our business.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts commence coverage of our common stock, the trading price and liquidity for our shares could be adversely impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock or publishes misleading or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases to cover us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

Because we do not intend to pay dividends on our common stock, you will benefit from an investment in our common stock only if it appreciates in value.

We do not anticipate paying any dividends to our stockholders for the foreseeable future. The agreements governing our indebtedness also restrict our ability to pay dividends. Accordingly, you may need to sell your common stock in order to generate cash flow from your investment. If our stock price after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations and financial condition, restrictions imposed by applicable law and contracts to which we are a party and other factors our board of directors deems relevant. Investors seeking cash dividends should not invest in our common stock.

We will incur increased costs and our management will face increased demands as a result of operating as a company with public equity.

As a company with public equity, we will incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act, as well as related rules implemented by the SEC and NYSE, impose various requirements on companies with public equity. Our management and other personnel will need to devote a substantial amount of time to these compliance matters. Also, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly than would be the case for a private company. For example, we expect these rules and regulations to make it more expensive for us to maintain director and officer liability insurance. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

Delaware law, our charter documents and our debt documents may impede or discourage a takeover, which could adversely affect our stock price.

Our certificate of incorporation and bylaws have provisions that could discourage potential takeover attempts and make attempts by stockholders to change management more difficult, including the following:

•	our certificate of incorporation authorize our board of directors to determine the rights, preferences, privileges and restrictions of unissued preferred stock, without any vote or action by our stockholders;

•	stockholders are denied the right to cumulate votes in the election of directors because our certificate of incorporation does not expressly address cumulative voting; and

•	our stockholders do not have the right to fill vacancies on the board caused by expansion, resignation, death disqualification or removal.

As a Delaware corporation, we are currently subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, or DGCL. These provisions may prohibit or restrict large stockholders, and in particular, those owning 15% or more of our outstanding voting stock, from merging or combining with us. However, we expect to revise our certificate of incorporation in connection with this offering to opt out of Section 203 of the DGCL. Therefore, after the lock-up period expires, the Control Group (consisting of the Investcorp Group, by which we mean Investcorp and its affiliates, certain international investors, which we refer to as the International Investors, Berkshire and Greenbriar), will be able to transfer control of us to a third party by transferring their common stock, which would not require the approval of our board of directors or our other stockholders.

In addition, our revolving credit facility and senior notes contain covenants that may impede, discourage or prevent a takeover of us. For instance, upon a change of control of us, we may be required to repurchase all of our outstanding senior notes and we would default on our revolving credit facility. As a result, a potential takeover may not occur unless sufficient funds are available to repay our outstanding debt.

These provisions of our charter documents, the DGCL and our debt documents, alone or together, could delay or deter hostile takeovers and changes of control or changes in our management. Any provision of our amended and restated certificate of incorporation, bylaws or the DGCL or our debt documents that has the effect of delaying or deterring a change of control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect our stock price if they are viewed as discouraging takeover attempts in the future.

We are a “controlled company,” controlled by a control group, whose interests in our business may be different from yours.

Prior to the completion of this offering, our common stock will be owned principally by the Control Group, consisting of the Investcorp Group, Berkshire, Greenbriar and the International Investors.

Upon completion of this offering, the Control Group will own approximately     % of our outstanding common stock (     % if the underwriters exercise in full their option to purchase additional shares). As a result, the Control Group will, for the foreseeable future, have significant influence over our management and affairs, and will be able to control virtually all matters requiring stockholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of us or our assets. The directors so elected will have the authority, subject to the terms of our indebtedness and the rules and regulations of the NYSE, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. This concentration of ownership will limit your ability to influence corporate matters and could discourage or delay a change of control of us, which could deprive our stockholders of an opportunity to receive a premium for their shares of our common stock and might reduce our stock price. In addition, one or more members of the Control Group could use their influence over us to approve or enter into transactions for their benefit or contrary to your interests as a public shareholder. For information regarding the ownership of our outstanding stock, please see the section titled “Principal and Selling Stockholders.”

Because the Control Group will own common stock representing more than 50% of our voting power after giving effect to this offering, we are considered a “controlled company” for the purposes of the NYSE listing requirements. As such, we are permitted to, and have, opted out of the corporate governance requirements that our board of directors and our compensation committee meet the standard of independence established by those corporate governance requirements. As a result, our board of directors and those committees may have more directors who do not meet the NYSE independence standards than they would if those standards were to apply. We also have opted out of the NYSE’s requirement that we establish a nominating and corporate governance committee and that such committee contain independent directors. The NYSE independence standards are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. You will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE, and circumstances may occur in which the interests of the Control Group could be in conflict with the interests of our other stockholders.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus, including the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements relating to our business and financial outlook, that are based on our current expectations, estimates, forecasts and projections. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or other comparable terminology. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions. Actual outcomes and results may differ materially from those expressed in these forward-looking statements. You should not place undue reliance on any of these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any such statement to reflect new information, or the occurrence of future events or changes in circumstances after we distribute this prospectus, except as required by the federal securities laws.

Many factors could cause actual results to differ materially from those indicated by the forward-looking statements or could contribute to such differences including:

•	general business and economic conditions in the United States and other countries, including uncertainty as to changes and trends;

•	our ability to develop and implement the operational and financial systems needed to manage our operations;

•	our ability to execute key strategies, including pursuing acquisitions and successfully integrating and operating acquired companies;

•	the ability of our customers and suppliers to obtain financing related to funding their operations in the current economic market;

•	the financial condition of our customers, many of which are small businesses with limited financial resources;

•	changing relationships with customers, suppliers and strategic partners;

•	changes in state or federal laws or regulations affecting the tire industry;

•	impacts of competitive products and changes to the competitive environment;

•	acceptance of new products in the market; and

•	unanticipated expenditures.

You should review this prospectus carefully, including the section captioned “Risk Factors,” for a more complete discussion of the risks of an investment in our common stock.

USE OF PROCEEDS

We estimate that the net proceeds to us of this offering will be approximately $      million, based upon an assumed initial public offering price of $      per share (the midpoint of the range set forth on the cover page of this prospectus) and after paying the underwriting discount and commissions and other estimated expenses of the offering.

We intend to use the net proceeds of this offering:

•	first, to redeem the $45.2 million aggregate principal amount of our Discount Notes due October 1, 2013, which we refer to as our Discount Notes and which carry an interest rate of 13%, for an aggregate redemption price of approximately $ million (including a redemption premium of 1.0%, or $0.5 million, and accrued interest of approximately $ million);

•	second, to redeem all of the outstanding shares of our 8% cumulative redeemable preferred stock, which we refer to as the Redeemable Preferred Stock, at a redemption price equal to $20.0 million, plus accumulated and unpaid dividends, which we estimate will be approximately $ million through the anticipated redemption date for the Redeemable Preferred Stock; and

•	to the extent of any remainder, to redeem a portion or all of the $150.0 million aggregate principal amount of our Senior Notes due April 1, 2013, which we refer to as our 2013 Notes, and which carry an interest rate of 10.75% (including a redemption premium of 2.688% and any accrued and unpaid interest).

A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease, respectively, the proceeds to us from this offering by $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated expenses payable by us.

We will not receive any of the proceeds from the sale of shares by the selling stockholders if the underwriters exercise their option to purchase shares to cover overallotments. The selling stockholders include certain entities affiliated with members of our board of directors.

DIVIDEND POLICY

We have not declared or paid dividends on our common stock since our incorporation in 2005, and we have no intention to declare or pay dividends in the foreseeable future. In addition, our ability to pay dividends is restricted by certain covenants contained in our revolving credit facility and in the indentures that govern our Floating Rate Notes, 2013 Notes and Discount Notes and may be further restricted by any future indebtedness that we incur.

Our business is conducted through our subsidiaries. Dividends from, and cash generated by, our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries.

DILUTION

If you invest in our common stock, you will be diluted to the extent the initial public offering price per share of our common stock exceeds the net tangible book value per share of our common stock immediately after this offering. Our net tangible book value as of January 2, 2010 was approximately ($384.3) million, or ($384.47) per share of common stock. The net tangible book value per share represents the amount of our tangible net worth, or total tangible assets less total liabilities, divided by 999,528 shares of our common stock outstanding as of that date.

After giving effect to the issuance and sale of           shares of our common stock sold by us in this offering and our receipt of the net proceeds from such sale, based on an assumed public offering price of $      per share (the midpoint of the range set forth on the cover page of this prospectus), and after deducting the underwriting discount and commissions and the estimated expenses of the offering, our as-adjusted net tangible book value per share as of January 2, 2010 would have been approximately $      per share. This amount represents an immediate increase in net tangible book value of $      per share to existing stockholders and an immediate dilution in net tangible book value of $      per share to new investors purchasing shares of our common stock in this offering. Dilution per share is determined by subtracting the net tangible book value per share as adjusted for this offering from the amount of cash paid by a new investor for a share of our common stock. Net tangible book value is not affected by the sale of shares of our common stock offered by the selling stockholders. The following table illustrates the per share dilution:

Expenses	Amount

Assumed initial public offering price per share	$
Net tangible book value per share as of January 2, 2010	(384.47)
Increase in net tangible book value per share attributable to new investors

Adjusted net tangible book value per share after this offering

Dilution per share to new investors	$

A $1.00 increase or decrease in the assumed initial public offering price of $      per share would increase or decrease, respectively, our net tangible book value by $     , the net tangible book value per share after this offering by $      and the dilution per share to new investors by $     , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes as of January 2, 2010, after giving effect to the offering:

•	the total number of shares of common stock purchased from us;

•	the total consideration paid to us before deducting underwriting discounts and commissions of $ and estimated offering expenses of approximately $ ; and

•	the weighted average price per share paid by existing stockholders and by new investors who purchase shares of common stock in this offering at the assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus).

					Weighted
					Average
	Shares Purchased		Total Consideration		Price Per
	Number	Percent	Amount	Percent	Share

Assuming no exercise of the overallotment option:
Existing stockholders		%	$	%	$
New investors
Total		100.0%		100.0%
Assuming full exercise of the overallotment option:
Existing stockholders		%	$	%	$
New investors
Total		100.0%		100.0%

The foregoing table does not reflect proceeds to be realized by existing stockholders in connection with the sales by them in this offering, options outstanding under our stock option plans or stock options to be granted after the offering. Following the offering, there will be           options outstanding with a weighted average exercise price of $          .

CAPITALIZATION

The following table sets forth our capitalization at January 2, 2010, on an actual basis and as adjusted to give effect to (1) the sale of shares of our common stock in this offering at an assumed initial offering price of $           per share (the midpoint of the range set forth on the cover page of this prospectus), (2) the application of the net proceeds from this offering, including the redemption of all of our outstanding Discount Notes, the redemption of all of our outstanding Redeemable Preferred Stock and the repayment of $          of our 2013 Notes, (3) the automatic conversion of all of our outstanding Series A, Series B and Series D Common Stock on a one-to-one basis into our common stock and (4) the repayment of $6.3 million aggregate principal amount of our Discount Notes on April 1, 2010, as required by the terms of the Discount Notes.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes to the consolidated financial statements included elsewhere in this prospectus.

	As of January 2, 2010
	Actual	As Adjusted
	(Unaudited)
	(Dollars in thousands)

Cash and cash equivalents	$7,290	$

Current maturities of long-term debt	13,979

Long-term debt
Floating Rate Notes	140,000
2013 Notes	150,000
Discount Notes	45,217
Revolving credit facility	185,367
Capital lease obligations	14,114
Other	899

Total long-term debt, including capital lease obligations	535,597

Total debt	549,576

Redeemable Preferred Stock	26,600
Stockholders’ equity
Series A Common Stock, par value $0.01 per share; 1,500,000 shares authorized, 690,700 shares outstanding actual, no shares outstanding as adjusted	7		—
Series B Common Stock, par value $0.01 per share; 315,000 shares authorized, 307,328 shares outstanding actual, no shares outstanding as adjusted	3		—
Series D Common Stock, par value $0.01 per share; 1,500 shares authorized, 1,500 shares outstanding actual, no shares outstanding as adjusted	—		—
Common Stock, par value $0.01 per share; 1,816,500 shares authorized, no shares outstanding actual, shares outstanding as adjusted	—
Additional paid-in capital	218,348
Warrants	4,631
Retained earnings	9,922
Accumulated other comprehensive loss	(2,164)
Treasury stock, at cost, 472 shares of Series A Common Stock outstanding, actual shares outstanding as adjusted	(100)

Total stockholders’ equity	230,647

Total capitalization	$806,823	$

We expect that a $1.00 increase or decrease in the assumed initial public offering price of $      per share (the midpoint of the range set forth on the cover page of this prospectus) would increase or decrease, respectively, the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $      million and decrease or increase the aggregate principal amount of the 2013 Notes we repurchase by $           million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated expenses payable by us.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

Investcorp and the other members of the Control Group, acting through American Tire Distributors Holdings, Inc., which we refer to as ATDH, acquired American Tire Distributors, Inc., which we refer to as ATDI, in an acquisition completed on March 31, 2005. As used in this prospectus, unless the context indicates otherwise, the term “Successor” refers to ATDH and its subsidiaries and the term “Predecessor” refers to ATDI and its subsidiaries.

The following table sets forth selected historical consolidated financial data of both the Predecessor and the Successor for the periods indicated. Both the Predecessor’s and the Successor’s fiscal year is based on either a 52- or 53-week period ending on the Saturday closest to each December 31. Therefore, the financial results of certain fiscal years will not be exactly comparable to those of the prior or subsequent fiscal years. Selected historical financial data for the fiscal quarter ended April 2, 2005 is derived from the Predecessor’s consolidated financial statements as of and for that period. Selected historical financial data for the period of April 2, 2005 through December 31, 2005 and for fiscal 2006, 2007, 2008 and 2009 are derived from the Successor’s consolidated financial statements as of and for such periods and reflect ATDH’s acquisition of ATDI and related transactions. The fiscal quarter ended April 2, 2005 contains operating results for 13 weeks and the period of April 2, 2005 through December 31, 2005 contains operating results for 39 weeks. Fiscal 2006 (ended December 30, 2006), fiscal 2007 (ended December 29, 2007) and fiscal 2009 (ended January 2, 2010) contain operating results for 52 weeks. Fiscal 2008 (ended January 3, 2009) contains operating results for 53 weeks.

The selected consolidated statements of operations data presented below for fiscal 2007, 2008 and 2009 and the balance sheet data at January 3, 2009 and January 2, 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data presented below for fiscal 2005 and 2006 and the balance sheet data at December 31, 2005, December 30, 2006 and December 29, 2007 were derived from our audited annual consolidated financial statements which are not included in this prospectus. Our historical operating results are not necessarily indicative of future operating results. See “Risk Factors” and the notes to our financial statements. You should read the selected financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes.

	Predecessor	Successor
		Period
		from
		April 2,
	Quarter	2005
	Ended	through
	April 2,	December 31,	Fiscal
	2005	2005	2006	2007	2008	2009
		(Unaudited)
	(Dollars		(Dollars in thousands)
	in thousands)
Statement of Operations Data:
Net sales	$354,339	$1,150,944	$1,577,973	$1,877,480	$1,960,844		$2,171,787
Cost of goods sold, excluding depreciation included in selling, general and administrative expense below	290,488	939,325	1,293,594	1,552,975	1,605,064		1,797,905
Selling, general and administrative expense	52,653	172,605	227,399	258,347	274,412		306,189
Impairment of intangible asset	—	—	2,640	—	—
Transaction expenses	28,211	95	—	—	—		—

Operating income (loss)	(17,013)	38,919	54,340	66,158	81,368		67,693
Other (expense) income
Interest expense	(3,682)	(41,359)	(60,065)	(61,633)	(59,169)		(54,415)
Other, net	(252)	111	(364)	(285)	(1,155)		(1,020)

Income (loss) from operations before income taxes	(20,947)	(2,329)	(6,089)	4,240	21,044		12,258
Income tax provision (benefit)	(6,620)	(728)	(1,482)	2,867	11,373		7,326

Net income (loss)	$(14,327)	$(1,601)	$(4,607)	$1,373	$9,671		$4,932

Net income (loss) per common share	$(14.33)	$(1.60)	$(4.61)	$1.37	$9.68		$4.93
Weighted average common shares issued and outstanding	1,000,000	999,528	999,528	999,528	999,528		999,528
Unaudited pro forma basic net income per common share(1)						$
Unaudited pro forma weighted average common shares issued and outstanding(1)						$

	Predecessor	Successor
		Period
		from
		April 2,
	Quarter	2005
	Ended	through
	April 2,	December 31,	Fiscal
	2005	2005	2006	2007	2008	2009
		(Unaudited)
	(Dollars		(Dollars in thousands)
	in thousands)
Balance Sheet Data:
Cash and cash equivalents		$5,545	$3,600	$4,749	$8,495	$7,290
Working capital		201,820	172,627	186,556	288,313	197,317
Total assets		1,120,118	1,123,506	1,210,696	1,390,860	1,300,624
Long-term debt, including capital leases		540,549	517,154	536,871	639,384	549,576
Total redeemable preferred stock		18,559	19,822	21,450	23,941	26,600
Total stockholders’ equity		220,806	216,758	216,395	224,486	230,647
Other Financial Data:
Cash flows provided by (used in):
Operating activities	$9,871	$(34,654)	$66,586	$19,119	$(54,086)	$131,105
Investing activities	(1,438)	(468,815)	(28,527)	(29,860)	(81,671)	(4,620)
Financing activities	(8,264)	505,511	(40,004)	11,890	139,503	(127,690)
Depreciation and amortization	1,738	16,409	25,071	28,096	25,530	32,078
Capital expenditures	1,574	6,086	9,845	8,648	13,424	12,757

(1)	Unaudited pro forma basic net income (loss) per common share has been calculated assuming conversion of all outstanding shares of our Series A, Series B and Series D common stock on a one-to-one basis into shares of our common stock as well as to reflect the assumed use of proceeds to redeem debt and preferred stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated results of operations, financial condition and liquidity should be read in conjunction with our consolidated financial statements and the related notes included in this prospectus. The following discussion contains forward-looking statements that reflect our current expectations, estimates, forecast and projections. These forward-looking statements are not guarantees of future performance, and actual outcomes and results may differ materially from those expressed in these forward-looking statements. See “Risk Factors” and “Special Note About Forward-Looking Statements.”

Our fiscal year is based on either a 52- or 53-week period ending on the Saturday closest to each December 31. Therefore, the financial results of certain fiscal years will not be exactly comparable to the prior or subsequent fiscal years. Fiscal 2009, which ended January 2, 2010, and fiscal 2007, which ended December 29, 2007, contained operating results for 52 weeks. Fiscal 2008, which ended January 3, 2009, contained operating results for 53 weeks.

Company Overview

We are the leading replacement tire distributor in the United States, providing a critical range of services to enable tire retailers to effectively service and grow sales to consumers. Through our network of 83 distribution centers, we offer access to an extensive breadth and depth of inventory, representing approximately 40,000 stock-keeping units (SKUs), to approximately 60,000 customers. The critical range of services we provide includes frequent and timely delivery of inventory, business support services, such as credit, training and access to consumer market data, administration of tire manufacturer affiliate programs, a leading online ordering and reporting system and a website that enables our tire retailer customers to participate in Internet marketing of tires to consumers. We estimate that our share of the replacement passenger and light truck tire market in the United States has increased from approximately 1.2% in 1996 to approximately 9.4% in 2009, which we believe is approximately twice the market share of our closest competitor.

We conduct our operations through American Tire Distributors, Inc., a Delaware corporation and a wholly-owned subsidiary of American Tire Distributors Holdings, Inc. We have no significant assets or operations other than our ownership of ATDI. The operations of ATDI and its consolidated subsidiaries constitute our operations presented under accounting principles accepted in the United States.

We serve a highly diversified customer base comprised of local, regional and national independent tire retailers, automotive dealerships, tire manufacturer-owned stores, mass merchandisers and service stations. In fiscal 2009, our largest customer and our top ten customers accounted for less than 1.6% and 5.5%, respectively, of our net sales. We believe we are a top supplier to many of our customers and maintain customer relationships that exceed a decade on average for our top 20 customers.

We believe we distribute the broadest product offering in our industry, supplying our customers with nine of the top ten leading passenger and light truck tire brands. We carry the flag brands of all four of the largest tire manufacturers — Bridgestone, Continental, Goodyear, and Michelin — as well as Hankook, Kumho, Nexen, Nitto and Pirelli brands. In addition to flag brands, we also sell lower price point associate brands of many of these and other manufacturers, as well as proprietary brand tires, custom wheels and accessories and related tire service equipment. Tire sales accounted for approximately 93.1% of our net sales in fiscal 2009. We believe our large, diverse product offering allows us to better penetrate the replacement tire market across a broad range of price points.

Key Business Metrics

Key business factors that have influenced our results of operations are:

•	Availability of consumer credit and changes in disposable income. Recent economic conditions, including increased unemployment and rising fuel prices, have caused consumers to delay tire purchases, reduce spending on tires or purchase less costly brand tires. For instance, in fiscal 2008, increased fuel costs, increased unemployment and tightening credit caused a decrease in miles driven and consumer spending, both of which caused a decrease in our unit sales and unit sales in the entire U.S. replacement tire industry. We believe that during fiscal

2008 and fiscal 2009, weak economic conditions have caused some consumers to delay the replacement of their tires.

•	Acquisitions. Over the past five years, we have successfully acquired and integrated ten businesses representing in excess of $700 million in annual net sales. Our acquisition strategy has allowed us to increase our share in existing markets, add distribution in new and complementary regions and utilize increasing scale to realize cost savings.

•	Number of vehicles in the U.S. market. While the number of automobiles registered in the United States has generally increased steadily over time the growth rate in the number of automobiles slowed during fiscal 2008 and fiscal 2009, primarily due to weakening economic conditions, the reduced availability of consumer credit and decreasing consumer confidence.

•	Average age of vehicles. As the average age of vehicles has increased, the number of vehicles requiring replacement tires has increased. As consumers have chosen to drive existing vehicles longer, leading to increasing average age, these consumers may spend more on vehicle maintenance.

•	Miles driven. An increase in the number of miles driven generally increases the rate at which tires are replaced, thereby increasing the number of tires we sell. We believe that during fiscal 2008 and 2009, weak economic conditions and economic uncertainty caused a decrease in the number of miles driven, impacting demand. During fiscal 2009, however, miles driven had increased slightly on a year-over-year basis while maintaining a consistent month-to-month increase during the last half of 2009.

The U.S. replacement tire market has historically experienced stable growth primarily driven by several positive industry trends such as increases in the number of vehicles on the road, the number of licensed drivers, the number of miles driven and the average age of vehicles. However, unit replacement tire demand softened year-over-year between 2008 and 2009, with calendar 2009 unit replacement tire demand down 7.5% as compared to calendar 2008, as reported by Modern Tire Dealer. During this same period, we have achieved a year-over-year increase in unit sales of 15.2%, or 16.4% adjusting for the three fewer days in fiscal 2009 as compared to fiscal 2008. Our above-market results are due primarily to the inclusion of Am-Pac, which accounted for 17.2% of the growth in unit sales, partially offset by softer unit demand this year as compared to last year due to the weakened economy. We believe the weakened industry demand has been due, in part, to continued economic uncertainty, which has contributed to the deferral of tire purchases. We expect these conditions to continue to impact us into fiscal 2010. Despite these economic uncertainties, we will continue to implement business strategies that are focused on achieving above market results in both contracting and expanding market demand cycles.

Our History

On March 31, 2005, the Investcorp Group, Berkshire, Greenbriar and the International Investors, through ATDH, acquired our operations by purchasing all of the outstanding stock of ATDI. The acquisition did not trigger a change of control for accounting purposes.

2007 and 2008 Acquisitions

On May 31, 2007, we completed the purchase of Jim Paris Tire City of Montebello, Inc., which we refer to as Paris Tire. This acquisition expanded our service in Colorado and the Midwest. On July 2, 2007, we completed the purchase of certain assets and the assumption of certain liabilities of Martino Tire Company, which we refer to as Martino Tire. This acquisition expanded our service in Florida and complemented our existing distribution centers located in Florida. On December 7, 2007, we completed the purchase of 6H-Homann, LLC and Homann Tire, LTD, which we refer to collectively as Homann Tire, which expanded our service in Texas (further complementing our existing distribution centers) and allowed us to expand into Louisiana. We accounted for each of these acquisitions under the purchase method of accounting and, accordingly, the results of operations for the acquired businesses have been included in our consolidated statements of operations from the date of such acquisition.

The Homann Tire, Martino Tire, and Paris Tire acquisitions were financed through borrowings under our revolving credit facility. The aggregate purchase price of these acquisitions was $21.7 million, consisting of $20.9 million in cash and $0.8 million in direct acquisition costs.

On October 8, 2008, we completed the purchase of certain assets and the assumption of certain liabilities of Remington Tire Distributors, Inc., which does business under the name Gray’s Wholesale Tire Distributors and which we refer to as Gray’s Tire. This acquisition expanded our presence in Texas and Oklahoma and complemented our existing distribution centers located within the states of Texas and Oklahoma.

On December 18, 2008, we completed the purchase of all of the issued and outstanding capital stock of Am-Pac. This acquisition significantly strengthened our presence in markets we served and allowed us to expand our operations into St. Louis, Missouri and western Texas. We financed the Am-Pac and Gray’s Tire acquisitions through borrowings under our revolving credit facility. We accounted for each of these acquisitions under the purchase method of accounting and, accordingly, the results of operations for the acquired businesses have been included in our consolidated statements of operations from the date of such acquisition. The aggregate purchase price of the Am-Pac acquisition was approximately $74.7 million, consisting of $71.1 million in cash and $3.6 million in direct acquisition costs. Of the $71.1 million in cash, $9.8 million is held in escrow and $59.1 million was used to pay off Am-Pac’s outstanding debt. The amount held in escrow has been excluded from the allocation of the cost of the assets acquired and liabilities assumed as it represents contingent consideration for which the contingency has not been resolved or for which the contingency period has not lapsed. We recorded the purchase price allocation in our consolidated financial statements based on estimated fair values for the assets acquired and liabilities assumed, which resulted in a customer relationship intangible asset of $9.6 million, an intangible trade name asset of $4.5 million and goodwill of $5.8 million. Effective July 31, 2009, pursuant to the acquisition agreement, we received $0.9 million in connection with closing date balance sheet and purchase price adjustments.

Results of Operations

Fiscal 2008 Compared to Fiscal 2009

The following table sets forth the period change for each category of the statements of operations, as well as each category as a percentage of net sales (dollars in thousands):

				Period Over
			Period Over	Period
			Period	Percentage	Results as a Percentage of Net
			Change	Change	Sales for Each Period Ended
	Fiscal	Fiscal	Favorable	Favorable	January 3,	January 2,
	2008	2009	(Unfavorable)	(Unfavorable)	2009	2010

Net sales	$1,960,844	$2,171,787	$210,943	10.8%	100.0%	100.0%
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	1,605,064	1,797,905	(192,841)	(12.0)	81.9	82.8
Selling, general and administrative expenses	274,412	306,189	(31,777)	(11.6)	14.0	14.1

Operating income	81,368	67,693	(13,675)	(16.8)	4.1	3.1
Other expense:
Interest expense	(59,169)	(54,415)	4,754	8.0	(3.0)	(2.5)
Other, net	(1,155)	(1,020)	135	11.7	(0.1)	0.0

Income from operations before income taxes	21,044	12,258	(8,786)	(41.8)	1.1	0.6
Income tax provision	11,373	7,326	4,047	35.6	0.6	0.3

Net income	$9,671	$4,932	$(4,739)	(49.0)%	0.5%	0.2%

Net Sales

Net sales increased $210.9 million, or 10.8%, from $1,960.8 million in fiscal 2008 to $2,171.8 million in fiscal 2009. The increase in sales was primarily driven by our acquisition of Am-Pac in late 2008, which contributed $258.4 million to the increase. Additionally, net pricing contributed an additional $39.5 million to the increase and resulted primarily from our passing through the tire manufacturers’ multiple price increases in 2008. Excluding the Am-Pac acquisition and the three additional business days in fiscal 2008, our sales of passenger and light truck tire units continued to outperform the overall passenger and light truck tire market (down 7.5% as measured by Modern Tire Dealer), but still declined 0.8% during fiscal 2009 as compared to fiscal 2008. Softer tire unit sales of $43.4 million (approximately $20.9 million of which resulted from the additional three business days in fiscal 2008 compared to fiscal 2009), combined with a decline in wheel, equipment and supply sales, collectively $43.5 million, partially offset the increases noted above.

Cost of Goods Sold

Cost of goods sold increased $192.8 million, or 12.0%, from $1,605.1 million in fiscal 2008 to $1,797.9 million in fiscal 2009. This increase is primarily due to our acquisition of Am-Pac in late 2008, which contributed increases of $194.6 million and $14.7 million of cost of goods sold from its wholesale and retail operations, respectively, combined with higher net tire pricing, which resulted from the multiple manufacturer price increases that occurred throughout fiscal 2008. Partially offsetting these increases was the decline in tire, wheel, equipment and supply unit sales (excluding Am-Pac) year-over-year and the effect of three fewer business days in fiscal 2009.

Selling, General and Administrative Expenses

In fiscal 2009, selling, general and administrative expenses increased $31.8 million, or 11.6%, from $274.4 million in fiscal 2008 to $306.2 million, primarily because of our acquisition of Am-Pac in late 2008, which accounted for approximately $41.3 million of the increase. The majority of the increase related to Am-Pac occurred in the first half of 2009 as our integration strategy was substantially completed by July 2009. Other increases included higher rents for larger facilities occupied during late fiscal 2008 and early fiscal 2009 ($4.8 million) and higher amortization expense related to the change in accounting estimate for certain customer list intangible assets ($3.6 million). Lower employee-related expenses of $8.1 million, including lower overall employee headcount, three fewer business days in fiscal 2009 and lower 401(k) expense as compared to fiscal 2008, as well as lower fuel cost of $5.3 million and travel and meeting expenses of $1.5 million partially offset the increases noted above.

Interest Expense

In fiscal 2009, interest expense, net of capitalized interest, decreased $4.8 million, or 8.0%, from $59.2 million in fiscal 2008 to $54.4 million, primarily due to lower interest rates on our variable rate debt, partially offset by higher average borrowings from our revolving credit facility during fiscal 2009 and a $0.9 million increase in interest expense related to the change in fair value of the interest rate swap agreement entered into in the second quarter of 2009.

Interest expense, net of capitalized interest, for fiscal 2009 of $54.4 million exceeds cash payments for interest during the same period in fiscal 2008 of $43.0 million, principally due to non-cash amortization of debt issuance costs and accretion of interest on our Redeemable Preferred Stock, as well as interest accrued but not yet paid.

Income Tax Provision

Our income tax provision decreased from $11.4 million in fiscal 2008, based on a pre-tax income of $21.0 million, to $7.3 million in fiscal 2009, based on a pre-tax income of $12.3 million. Our effective tax rates for fiscal 2008 and fiscal 2009 were 54.0% and 59.8%, respectively. The increase in the effective tax rate is due primarily to lower pre-tax income for fiscal 2009, the effects of certain permanent timing differences (primarily the effect of preferred stock dividends that are not deductible for income tax purposes) on our pre-tax income of $12.3 million in fiscal 2009 as opposed to the same permanent timing differences on our pre-

tax income of $21.0 million in fiscal 2008, and a higher state effective tax rate as we do not anticipate to be able to benefit from losses generated in certain states.

Net income

Net income for fiscal 2009 decreased $4.7 million, or 49.0%, from $9.7 million in fiscal 2008 to $4.9 million. The decrease in net income is due, in part, to higher selling, general and administrative expenses, as discussed above, partially offset by contributions from the Am-Pac acquisition, lower interest expense and the fluctuation in the income tax provision between fiscal years.

Fiscal 2007 Compared to Fiscal 2008

The following table sets forth the period change for each category of the statements of operations, as well as each category as a percentage of net sales (dollars in thousands):

				Period-Over-
			Period-Over-	Period
			Period	Percentage	Results as a Percentage of
			Change	Change	Net Sales for Each Period Ended
			Favorable	Favorable	Fiscal	Fiscal
	Fiscal 2007	Fiscal 2008	(Unfavorable)	(Unfavorable)	2007	2008

Net sales	$1,877,480	$1,960,844	$83,364	4.4%	100.0%	100.0%
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	1,552,975	1,605,064	(52,089)	(3.4)	82.7	81.9
Selling, general and administrative expenses	258,347	274,412	(16,065)	(6.2)	13.8	14.0

Operating income	66,158	81,368	15,210	23.0	3.5	4.1
Other expense:
Interest expense	(61,633)	(59,169)	2,464	4.0	(3.3)	(3.0)
Other, net	(285)	(1,155)	(870)	(305.3)	0.0	(0.1)

Income from operations before income taxes	4,240	21,044	16,804	396.3	0.2	1.1
Income tax provision	2,867	11,373	(8,506)	(296.7)	0.2	0.6

Net income	$1,373	$9,671	$8,298	604.4%	0.1%	0.5%

Net Sales

In fiscal 2008, net sales increased $83.3 million, or 4.4%, from $1,877.5 million in fiscal 2007 to $1,960.8 million. The increase in sales in fiscal 2008 was primarily driven by an increase in tire pricing, net of selective promotional activities, which contributed $115.9 million to the increase as we passed through the tire manufacturers’ multiple price increases. Additionally, our acquisitions of Paris Tire, Martino Tire and Homann Tire in fiscal 2007 combined with the acquisition of Gray’s Tire and Am-Pac in fiscal 2008 contributed an additional $73.2 million to the increase. Excluding acquisitions, our sales of passenger and light truck tire units outperformed the overall passenger and light truck tire market (as measured by the Rubber Manufacturer’s Association, or RMA), but still declined between fiscal 2007 and fiscal 2008. As such, softer tire unit sales of $98.8 million (including a benefit of approximately $27.5 million from four additional sales days in our fiscal 2008), combined with a decline in wheel, equipment and supply sales to partially offset the increases noted above.

Cost of Goods Sold

In fiscal 2008, cost of goods sold increased $52.1 million, or 3.4%, from $1,553.0 million in fiscal 2007 to $1,605.1 million. This increase is primarily due to the acquisitions of Paris Tire, Martino Tire and Homann Tire in fiscal 2007, combined with the acquisitions of Gray’s Tire and Am-Pac in fiscal 2008, which in aggregate contributed approximately $60.0 million of the increase. All other items netted to reduce cost of goods sold by $8.0 million and included the impact of four additional sales days in fiscal 2008 as compared to fiscal 2007, larger manufacturer price increases in fiscal 2008 as compared to fiscal 2007, which were more than offset by softer tire unit sales, excluding the impact of acquisitions and the additional sales days year-over-year, and lower wheel, equipment and supply sales.

Selling, General and Administrative Expenses

In fiscal 2008, selling, general and administrative expenses increased $16.1 million, or 6.2%, from $258.3 million in fiscal 2007 to $274.4 million. The acquisitions of Paris Tire, Martino Tire and Homann Tire in fiscal 2007, combined with the acquisition of Gray’s Tire and Am-Pac in fiscal 2008, accounted for approximately $7.9 million of the increase, $4.4 million of which was due to employee-related expenses. Additionally, facility lease and utilities expense increased $2.8 million primarily due to infrastructure investments, including relocation to larger facilities and upgrades to existing facilities. Fuel cost increased $3.7 million in fiscal 2008 due primarily to higher fuel cost per gallon. Other increases included higher vehicle leasing, higher travel costs and higher equipment and computer maintenance expense. These increases were partially offset by lower employee- related expenses of $0.6 million, primarily due to lower incentive compensation expense.

Interest Expense

In fiscal 2008, interest expense, net of capitalized interest, decreased $2.5 million, or 4.0%, from $61.6 million in fiscal 2007 to $59.2 million in fiscal 2008. The decrease in interest expense is due to lower interest rates on our variable rate debt, partially offset by higher overall debt levels.

Interest expense, net of capitalized interest, for fiscal 2008 of $59.2 million exceeds cash payments for interest during the same period of $57.7 million, principally due to non-cash amortization of debt issuance costs and accretion of interest on our Redeemable Preferred Stock, as well as interest accrued but not yet paid.

Income Tax Provision

Our income tax provision increased from $2.9 million in fiscal 2007, based on a pre-tax income of $4.2 million, to $11.4 million in fiscal 2008, based on a pre-tax income of $21.0 million. Our effective tax rates for fiscal 2007 and fiscal 2008 were 68.0% and 54.0%, respectively. The decrease in the effective tax rate is due primarily to an increase in pre-tax income for fiscal 2008 and the impact of certain permanent timing differences (primarily the effect of preferred stock dividends that are not deductible for income tax purposes).

Net Income

Net income for fiscal 2008 increased $8.3 million from $1.4 million in fiscal 2007 to $9.7 million. The increase in net income is due to increases in net sales from acquisitions and lower interest expense, partially offset by an increase in selling, general and administrative expenses, partially offset by the increase in income tax provision between periods.

Liquidity and Capital Resources

During fiscal 2009, our total debt, including capital leases, decreased $92.8 million from $642.4 million at January 3, 2009 to $549.6 million at January 2, 2010, primarily because of voluntary repayments of our revolving credit facility. Total commitments by the lenders under our revolving credit facility were $400.0 million at January 2, 2010, of which $182.5 million was available for additional borrowings. The amount available to borrow under the revolving credit facility is limited by the borrowing base computation as described more fully under “Description of Indebtedness — Revolving Credit Facility.”

The following table summarizes our cash flows for fiscal years 2007, 2008 and 2009:

	Fiscal
	2007	2008	2009
	(dollars in thousands)

Cash provided by (used in) operating activities	$19,119	$(54,086)	$131,105
Cash used in investing activities	(29,860)	(81,671)	(4,620)
Cash provided by (used in) financing activities	11,890	139,503	(127,690)

Net increase (decrease) in cash and cash equivalents	1,149	3,746	(1,205)
Cash and cash equivalents, beginning of year	3,600	4,749	8,495

Cash and cash equivalents, end of year	$4,749	$8,495	$7,290

Cash payments for interest	$51,629	$57,711	$42,953
Cash payments for taxes, net	$2,242	$11,634	$6,457
Capital expenditures financed by debt	$2,822	$3,295	$2,307
Noncash capital expenditures	$—	$—	$2,876

Operating Activities

Total net cash provided by operating activities for fiscal 2009 increased $185.2 million, from $54.1 million used in operating activities in fiscal 2008 to $131.1 million provided by operating activities in fiscal 2009. The increase in net cash provided by operating activities was primarily due to a decrease in our net working capital requirements. For fiscal 2009, our change in operating assets and liabilities generated a cash inflow of approximately $78.3 million, primarily driven by a decrease in inventories and, to a lesser extent, an increase in accounts payable, partially offset by a decrease in accrued expenses. The decrease in inventories resulted from the consolidation of the acquired Am-Pac distribution centers (finalized in early July 2009) and rationalization of their inventories, as well as a reduction in elevated 2008 year-end inventory levels. The decrease in accrued expenses resulted from income tax payments and incentive compensation payments made during fiscal 2009, both of which related to 2008 fiscal performance, versus income tax and incentive compensation accrual levels for fiscal 2009 that will be paid during fiscal 2010. The increase in accounts payable relates to the timing of vendor payments, particularly for inventory purchases.

Total net cash used in operating activities for fiscal 2008 increased $73.2 million to $54.1 million compared to net cash provided by operating activities of $19.1 million in fiscal 2007. The increase in net cash used in operating activities was primarily due to an increase in our net working capital requirements driven by an increase in inventories combined with a decrease in accrued expenses and decreases in accounts payable. The increase in inventories was primarily driven by increased purchases for the purpose of achieving certain manufacturer volume related incentives, coupled with a softer tire unit sell-out, particularly during the fourth quarter of 2008. The decrease in accrued expenses is primarily due to interest payments on our senior notes, income tax payments and incentive compensation payments that were made during fiscal 2008. The decrease in accounts payable primarily resulted from the timing of vendor payments, particularly for inventory purchases.

Investing Activities

Net cash used in investing activities decreased $77.1 million to $4.6 million in fiscal 2009 compared to net cash used in investing activities of $81.7 million in fiscal 2008. The decrease in net cash used in investing activities was due primarily to a decrease in our acquisition activity as the Am-Pac acquisition took place in fiscal 2008, as well as an increase in the proceeds from the sale of assets held for sale, including $8.1 million for the sale of certain retail operations acquired in the Am-Pac acquisition, and a lower level of purchases of property and equipment between fiscal 2008 and fiscal 2009, primarily resulting from the expansion of one of our distribution centers in fiscal 2008. Capital expenditures for fiscal 2009 included information technology upgrades, warehouse racking and the assumption and subsequent payment of certain mortgage liabilities for real estate obtained for security in certain notes receivable. During fiscal 2009, we also had capital expenditures financed by debt of $2.3 million relating to information technology, which amount is not reflected as capital expenditures in our consolidated statements of cash flows in accordance with GAAP.

Total net cash used in investing activities increased $51.8 million to $81.7 million in fiscal 2008 compared to $29.9 million in fiscal 2007. The increase in net cash used in investing activities was due primarily to an increase in our acquisition activity of $47.6 million primarily from Am-Pac and an increase in purchase levels of property and equipment of $4.8 million. The increase in purchase levels of property and equipment was due, in part, to the expansion of one of our distribution centers. Capital expenditures for fiscal 2008 also included information technology upgrades and warehouse racking. During fiscal 2008, we also had capital expenditures financed by debt of $3.3 million relating to information technology, which amount is not reflected as capital expenditures in our consolidated statements of cash flows in accordance with GAAP.

Financing Activities

Total net cash used in financing activities increased $267.2 million to $127.7 million in fiscal 2009 compared to net cash provided by financing activities of $139.5 million in fiscal 2008. The increase in net cash used in financing activities was primarily due to lower net borrowings under our revolving credit facility, primarily due to the reduction in working capital requirements discussed above, as well as the timing of outstanding checks from year-end 2008 that cleared in the first quarter 2009.

Total net cash provided by financing activities increased $127.6 million to $139.5 million in fiscal 2008 compared to $11.9 million in fiscal 2007. The increase in net cash provided by financing activities in fiscal 2008 was primarily due to increased borrowings from our revolving credit facility due, in part, to cash paid for our acquisitions completed during fiscal 2008 (primarily Am-Pac) and higher cash payments for interest and taxes, as well as the increase in working capital requirements discussed above.

Supplemental Disclosures of Cash Flow Information

Cash payments for interest in fiscal 2009 decreased $14.8 million, or 25.6%, from $57.7 million in fiscal 2008 to $43.0 million in fiscal 2009, primarily due to the timing of our 2008 calendar period, which included five interest payments on our Floating Rate Notes totaling $17.8 million compared to only three interest payments in fiscal 2009 totaling $7.7 million. In addition, lower interest rates during fiscal 2009 compared to fiscal 2008 also contributed to the year-over-year decline in cash payments for interest.

Cash payments for taxes in fiscal 2009 decreased $5.2 million, or 44.5%, from $11.6 million in fiscal 2008 to $6.5 million in fiscal 2009, primarily due to the differences between the amount of income tax extension payments for fiscal 2007 made in the first part of 2008 and the amount of such payments for fiscal 2008 made in the first part of 2009.

Indebtedness

The following table summarizes our outstanding debt at January 2, 2010 (dollars in thousands):

	Outstanding	Interest
	Balance	Rate(1)	Matures

Revolving credit facility	$185,367	1.7%	2011
2013 Notes	150,000	10.75	2013
Floating Rate Notes	140,000	6.5	2012
Discount Notes	51,480	13.0	2013
Capital lease obligations	14,183	7.1 — 13.7	2010 - 2022
Supplier Loan	6,000	9.0	2010
Other	2,546	6.6 — 10.6	2010 - 2020

	549,576
Less — Current maturities	(13,979)

	$535,597

(1)	Interest rates for variable rate debt are based on current interest rates. Interest rate for the revolving credit facility is the weighted average interest rate at January 2, 2010.

For more information, see “Description of Indebtedness.”

Adjusted EBITDA

We evaluate liquidity based on several factors, including a measure we refer to in this prospectus as Adjusted EBITDA and which we refer to as Indenture EBITDA in our past filings under the Securities Exchange Act of 1934, or Exchange Act. Neither Adjusted EBITDA nor the ratios based on Adjusted EBITDA presented herein comply with U.S. GAAP because Adjusted EBITDA is adjusted to exclude certain cash and non-cash items. The ratio of Adjusted EBITDA to consolidated interest expense is also used in certain of the covenants in the indentures governing our three series of senior notes. Adjusted EBITDA, which is referred to as consolidated cash flow in the indentures, represents earnings before interest, taxes, depreciation and amortization and the other adjustments set forth below permitted in calculating covenant compliance under the indentures governing our senior notes. We believe that the inclusion of this supplementary information is necessary for investors to understand our ability to engage in certain corporate transactions in the future under the indentures. The indentures governing our three series of outstanding notes limit, among other things, our ability to incur additional debt (subject to certain exceptions including debt under our revolving credit facility), issue preferred stock (subject to certain specified exceptions), make certain restricted payments or investments or make certain purchases of our stock, unless the ratio of our Adjusted EBITDA to consolidated interest expense (as defined in the indentures), each calculated on a pro forma basis for the proposed transaction, would have been at least 2.0 to 1.0 for the four fiscal quarters prior to the proposed transaction.

Adjusted EBITDA should not be considered an alternative to, or more meaningful than, cash flow provided by (used in) operating activities as determined in accordance with GAAP. Adjusted EBITDA as presented by us may not be comparable to similarly titled measures reported by other companies. For the four fiscal quarters ended January 2, 2010, our ratio of Adjusted EBITDA to consolidated interest expense, each as calculated under the indentures governing our three series of outstanding notes, was 1.6 to 1.0. Because we currently do not satisfy the 2.0 to 1.0 Adjusted EBITDA to consolidated interest expense ratio contained in our three series of outstanding notes, we are currently limited in our ability to, among other things, incur additional debt (subject to certain exceptions including debt under our revolving credit facility), issue preferred stock (subject to certain specified exceptions), make certain restricted payments or investments or make certain purchases of our stock. See “Risk Factors — Risks Relating to Our Business — Our high level of indebtedness may adversely affect our financial condition, restrict our growth or place us at a competitive disadvantage.” These restrictions do not interfere with the day-to-day-conduct of our business. Moreover, the indentures do not require us to maintain any financial performance metric or ratio in order to avoid a default.

The following table is a reconciliation of the most directly comparable GAAP measure, net cash provided by (used in) operating activities, to Adjusted EBITDA (in thousands):

	Fiscal
	2007	2008	2009

Net cash provided by (used in) operating activities	$19,119	$(54,086)	$131,105
Changes in assets and liabilities	12,411	103,000	(78,284)
Benefit (provision) for deferred income taxes	6,916	(3,432)	(5,030)
Interest expense	61,633	59,169	54,415
Income tax provision	2,867	11,373	7,326
Provision for doubtful accounts	(854)	(2,514)	(1,381)
Amortization of other assets	(5,056)	(4,834)	(4,834)
Accretion of 8% cumulative preferred stock	(441)	(441)	(441)
Accretion of Discount Notes	(1,571)	—	—
Accrued dividends on 8% cumulative preferred stock	(1,893)	(2,051)	(2,219)
Other	2,266	810	378

Adjusted EBITDA	$95,397	$106,994	$101,035

Adjusted EBITDA for fiscal 2009 decreased $6.0 million, or 5.6%, from $107.0 million in fiscal 2008 to $101.0 million. The decrease in Adjusted EBITDA is due primarily to a reduction, excluding the contributions from Am-Pac, in passenger and light truck tire sales units and, to a lesser extent, lower sales contributions from wheels, equipment and supplies during fiscal 2009. Additionally, higher selling, general and administrative expenses, particularly during the first half of 2009, as our Am-Pac acquisition was substantially rationalized into our existing distribution centers, unfavorably impacted Adjusted EBITDA. Also, higher cost of goods sold resulting from our Am-Pac acquisition and the multiple manufacturer price increases of 2008 resulted in decreases to Adjusted EBITDA. Partially offsetting these factors were contributions from increased net sales resulting from our acquisition of Am-Pac and lower selling, general and administrative expenses resulting from three fewer business days in fiscal 2009 versus fiscal 2008.

Adjusted EBITDA for fiscal 2008 increased $11.6 million, or 12.2%, from $95.4 million in fiscal 2007 to $107.0 million. The increase in Adjusted EBITDA is due primarily to favorable tire pricing, stemming from the multiple 2008 manufacturer price increases, and the contributions of acquisitions.

We expect that over the next 12 months we will use cash principally to meet working capital needs and debt service requirements, make debt principal repayments, including required payments on our supplier loan and our Discount Notes, and capital expenditures and possibly fund acquisitions. Based upon current and anticipated levels of operations, we believe that our cash flow from operations, together with amounts available under our revolving credit facility, will be adequate to meet our anticipated requirements for at least the next 12 months. In addition, we have total lender commitments under our revolving credit facility of $400.0 million, of which $182.5 million was available at January 2, 2010. We currently expect our lenders will be able to meet their commitments under the revolving credit facility.

Contractual Commitments

The following chart reflects certain cash obligations associated with our contractual commitments as of January 2, 2010 (dollars in millions). This chart does not give effect to assumed use of proceeds from this offering.

		Less than	1-3	4-5	After 5
	Total	1 Year	Years	Years	Years

Long-term debt (variable rate)	$325.4	$—	$325.4	$—	$—
Long-term debt (fixed rate)	209.9	13.9	0.6	195.2	0.2
Estimated interest payments(1)	133.9	36.9	64.9	17.9	14.2
Operating leases, net of sublease income	267.6	46.7	79.9	64.8	76.2
8% cumulative mandatorily redeemable preferred stock(2)	45.9	—	—	—	45.9
Capital leases(3)	0.1	0.1	—	—	—
Uncertain tax positions	0.9	0.3	(0.5)	0.9	0.2
Interest rate swaps	4.5	3.6	0.9	—	—
Deferred compensation obligation	2.4	—	—	—	2.4

Total contractual cash obligations	$990.6	$101.5	$471.2	$278.8	$139.1

(1)	Represents the annual interest expense on fixed and variable rate debt. Projections of interest expense on variable rate debt are based on current interest rates.

(2)	Represents the redemption amount plus cumulative dividends.

(3)	Excludes capital lease obligations relating to the sale and leaseback of three owned facilities. All cash paid to the lessor is recorded as interest expense and is included in the estimated interest payments amount in the above table.

Off-Balance Sheet Arrangements

We have no significant off balance sheet arrangements, other than liabilities related to leases of Winston Tire Company that we guaranteed when we sold Winston Tire in 2001. As of January 2, 2010, our total obligations as guarantor on these leases are approximately $5.7 million extending over nine years. However, we have secured assignments or sublease agreements for the vast majority of these commitments with contractually assigned or subleased rentals of approximately $5.3 million as of January 2, 2010. A provision has been made for the net present value of the estimated shortfall. The accrual for lease liabilities could be materially affected by factors such as the credit worthiness of lessors, assignees and sublessees and our success at negotiating early termination agreements with lessors. These factors are significantly dependent on general economic conditions. While we believe that our current estimates of these liabilities are adequate, it is possible that future events could require significant adjustments to those estimates.

Critical Accounting Policies and Estimates

The preparation of our financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, assumptions and estimates that affect the amounts reported. We consider the accounting policies described below to be critical policies.

Revenue Recognition and Accounts Receivable — Allowance for Doubtful Accounts

We recognize revenue when title and risk of loss pass to the customer, which is upon delivery under free-on-board destination terms. We also permit customers from time to time to return certain products, but there is no contractual right of return. We continuously monitor and track such returns and record an estimate of such future returns, based on historical experience and recent trends. While such returns have historically been within management’s expectations and the provisions established have been adequate, we cannot guarantee that we will continue to experience the same return rates that we have in the past. If future returns increase significantly, operating results would be adversely affected.

The allowance for doubtful accounts provides for estimated losses inherent within our accounts receivable balance. Management evaluates both the creditworthiness of specific customers and the overall probability of losses based upon an analysis of the overall aging of receivables, past collection trends and general economic conditions. Management believes, based on our review, that the allowance for doubtful accounts is adequate to cover potential losses. Actual results may vary as a result of unforeseen economic events and the impact those events could have on our customers.

Inventories

We value inventories at the lower of cost, determined using the first-in, first-out method, or fair market value. We perform periodic assessments to determine the existence of obsolete, slow-moving and non-saleable inventories and record necessary provisions to reduce such inventories to net realizable value. If actual market conditions are less favorable than those projected by management, additional inventory provisions may be required.

Self-Insured Reserves

We are self-insured for automobile liability, workers’ compensation and the health care claims of our team members, although we maintain stop-loss coverage with third-party insurers to limit our total liability exposure. We establish reserves for losses associated with claims filed, as well as claims incurred but not yet reported, using actuarial methods followed in the insurance industry and our historical claims experience. While we do not expect the amounts ultimately paid to differ significantly from our estimates, our results of operations and financial condition could be materially affected if losses from these claims differ significantly from our estimates.

Acquisition Exit Cost Reserves

In connection with certain acquisitions, we have acquired certain facilities that we have closed or intend to close. We record reserves for certain exit costs associated with closing these facilities. These exit cost reserves are recorded in an amount equal to future minimum lease payments and related ancillary costs from the date of closure to the end of the lease term, net of estimated sublease rentals we reasonably expect to obtain for the property. We estimate future cash flows based on contractual lease terms, the geographic market in which the facility is located, inflation, ability to sublease the property and other economic conditions. We estimate sublease rentals based on the geographic market in which the property is located, our experience subleasing similar properties and other economic conditions.

Valuation of Goodwill and Indefinite-Lived Intangible Assets

Financial Accounting Standards Board, or FASB, authoritative guidance requires that goodwill and intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually and more frequently in the event of an impairment indicator. This guidance requires that management compare the reporting unit’s carrying value to its fair value as of an annual assessment date. Management has computed fair value by utilizing a variety of methods including discounted cash flow and market multiple models. In accordance with this guidance, we have elected November 30 as our annual impairment assessment date. We completed annual impairment assessments as of each of November 30, 2007, November 30, 2008 and November 30, 2009 and concluded that no impairment charges were required to be reflected in our 2008 and 2009 financial statements. We intend to perform goodwill and intangible asset impairment reviews annually or more frequently if facts or circumstances warrant a review. Future adverse developments in market conditions or our current or projected operating results could cause the fair value of our goodwill to fall below carrying value, which would result in an impairment charge that would adversely affect our results of operations.

Long-Lived Assets

Management reviews long-lived assets, which consist of property, leasehold improvements, equipment and definite-lived intangibles, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recovered. For long-lived assets to be held and used, management evaluates recoverability by comparing the carrying value of the asset to future net undiscounted cash flows expected to be generated by the asset group. We recognize an impairment charge to the extent the carrying value exceeds the fair value of the asset. For long-lived assets for which we have committed to a disposal plan, we report such assets at the lower of the carrying value or fair value less the cost to sell.

Income Taxes and Valuation Allowances

Pursuant to FASB authoritative guidance for accounting for income taxes and uncertain tax positions, deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities, in each case using the enacted marginal tax rate we expect will apply when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability from period to period. We record a valuation allowance, which reduces deferred tax assets, if available evidence suggests that it is more likely than not that some portion or all of a deferred tax asset will not be realized. Changes in the valuation allowance are recognized in our provision for deferred income taxes in the period of change.

We account for uncertain tax positions in accordance with FASB authoritative guidance. However, the application of income tax law is inherently complex. We are required to make certain assumptions and judgments regarding our income tax positions and the likelihood that such tax positions will be sustained if challenged. Interest and penalties related to uncertain tax provisions are recorded as a component of the provision for income taxes. Interpretations and guidance surrounding income tax laws and regulations change over time. Changes in our assumptions and judgments can materially affect the amounts we recognize in our consolidated balance sheets and statements of operations.

Tire Manufacturer Rebates

We receive rebates from tire manufacturers pursuant to a variety of rebate programs. These rebates are recorded in accordance with accounting standards applicable to cash consideration received from vendors. Many of the tire manufacturer programs provide that we receive rebates when certain measures are achieved, generally related to the volume of our purchases. We account for these rebates as a reduction to the price of the product, which reduces the carrying value of our inventory and our cost of goods sold when product is sold. During the year, we record amounts earned for annual rebates based on purchases management considers probable for the full year. These estimates are periodically revised to reflect rebates actually earned based on actual purchase levels.

Tire manufacturers may change the terms of some or all of these programs, which could increase our cost of goods sold and decrease our net income, particularly if these changes are not passed along to the customer.

Customer Rebates

We offer rebates to our customers under a number of different programs. These rebates are recorded in accordance with authoritative guidance related to accounting for consideration given by a vendor to a customer. These programs typically provide customers with rebates, generally in the form of a reduction to the amount they owe us, when certain measures are achieved, generally related to the volume of product purchased from us. We record these rebates through a reduction in the related price of the product, which decreases our net sales. During the year, we estimate rebate amounts based on the rebate rates we expect customers will achieve for the full year. These estimates are periodically revised to reflect rebates actually earned by customers.

Cooperative Advertising and Marketing Programs

We participate in cooperative advertising and marketing programs, or co-op advertising, with our vendors. Co-op advertising funds are provided to us generally based on the volume of purchases made with vendors that offer such programs. A portion of the funds received must be used for specific advertising and marketing expenditures incurred by us or our customers. The co-op advertising funds received by us from our vendors are accounted for in accordance with authoritative guidance related to accounting for cash consideration received from a vendor, which requires that we record the funds received as a reduction of cost of sales or as an offset to specific costs incurred in selling the vendor’s products. The co-op advertising funds that are provided to our customers are accounted for in accordance with authoritative guidance related to accounting for cash consideration given by a vendor to a customer, which requires that we record the funds paid as a reduction of revenue since no separate identifiable benefit is received by us.

Recently Issued Accounting Pronouncements

In June 2009, the FASB issued the FASB Accounting Standards Codification, or the Codification. The Codification will become the source of authoritative GAAP recognized by the FASB to be applied by non governmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification is not intended to change or alter existing GAAP. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification did not have a material impact on our consolidated financial statements.

In September 2006, the FASB issued new accounting rules for fair value measurements, which defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. In February 2008, the FASB approved a one-year deferral of the adoption of rules relating to certain non-financial assets and liabilities. We adopted the provisions for our financial assets and liabilities effective December 29, 2007 and adopted the provisions for our non-financial assets and liabilities effective January 3, 2009. Neither the adoption in the first quarter ended April 5, 2008 for financial assets and liabilities nor the adoption in the first quarter ended April 4, 2009 for non-financial assets and liabilities had a material impact on our financial condition, results of operations or cash flows, but both adoptions resulted in certain additional disclosures in the notes to our consolidated financial statements.

In March 2008, the FASB issued new accounting guidance which expands the disclosure requirements about an entity’s derivative instruments and hedging activities. We adopted the new accounting rules in the first quarter ended April 4, 2009. The adoption did not have a material impact on our financial condition, results of operations or cash flows but resulted in certain additional disclosures in the notes to our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Our results of operations are exposed to changes in interest rates primarily with respect to our revolving credit facility and our Floating Rate Notes. Interest on the revolving credit facility is tied to the Base Rate, as defined in the agreement, or LIBOR. Interest on the Floating Rate Notes is tied to the three-month LIBOR. At January 2, 2010, we had $325.4 million outstanding under our revolving credit facility and our Floating Rate Notes, of which $140.4 million was not hedged by an interest rate swap agreement and was thus subject to interest rate changes. An increase of 1% in such interest rate percentages would increase our annual interest expense by $1.4 million, based on the outstanding balance of the revolving credit facility and Floating Rate Notes that have not been hedged at January 2, 2010.

On June 4, 2009, we entered into an interest rate swap agreement, effective as of June 8, 2009, which we refer to as the 2009 Swap, to manage exposure to fluctuations in interest rates. The 2009 Swap represents a contract to exchange floating rate for fixed interest payments periodically over the life of the agreement without exchange of the underlying notional amount. The notional amount of the 2009 Swap is used to measure interest to be paid or received and does not represent the amount of exposure to credit loss. At January 2, 2010, the 2009 Swap in place covers a notional amount of $100.0 million of variable rate indebtedness at a fixed interest rate of 1.45% and expires on June 8, 2011. The 2009 Swap has not been designated for hedge accounting treatment. Accordingly, we recognize the fair value of the 2009 Swap in the accompanying consolidated balance sheets and any changes in the fair value are recorded as adjustments to interest expense in the accompanying consolidated statements of operations. The fair value of the 2009 Swap is the estimated amount that we would pay or receive to terminate the agreement at the reporting date. The fair value of the 2009 Swap was a liability of $0.9 million at January 2, 2010 and is included in other liabilities in the accompanying consolidated statement of operations.

On October 11, 2005, we entered into an interest rate swap agreement, which we refer to as the 2005 Swap, to manage exposure to fluctuations in interest rates. The 2005 Swap represents a contract to exchange floating rate for fixed interest payments periodically over the life of the agreement without exchange of the underlying notional amount. The notional amount of the 2005 Swap is used to measure interest to be paid or received and does not represent the amount of exposure to credit loss. At January 2, 2010, the 2005 Swap in place covered a notional amount of $85.0 million of our outstanding $140.0 million Floating Rate Notes at a fixed interest rate of 4.79% and expires on September 30, 2010. The 2005 Swap has been designated for hedge accounting treatment. Accordingly, we recognize the fair value of the 2005 Swap in the accompanying consolidated balance sheets and any changes in the fair value are recorded as adjustments to other comprehensive income (loss). The fair value of the 2005 Swap is the estimated amount that we would pay or receive to terminate the agreement at the reporting date. The fair value of the 2005 Swap was a liability of $3.6 million at January 2, 2010 and is included in accrued expenses in the accompanying consolidated balance sheets with the offset included in other comprehensive income (loss), net of tax. At January 3, 2009, the fair value of the 2005 Swap was $4.3 million and is included in other liabilities in the accompanying consolidated balance sheets with the offset included in other comprehensive income (loss), net of tax.

BUSINESS

Our Company

We are the leading replacement tire distributor in the United States, providing a critical range of services to enable tire retailers to effectively service and grow sales to consumers. Through our network of 83 distribution centers, we offer access to an extensive breadth and depth of inventory, representing approximately 40,000 stock-keeping units (SKUs), to approximately 60,000 customers. The critical range of services we provide includes frequent and timely delivery of inventory, business support services, such as credit, training and access to consumer market data, administration of tire manufacturer affiliate programs, a leading online ordering and reporting system and a website that enables our tire retailer customers to participate in Internet marketing of tires to consumers. We estimate that our share of the replacement passenger and light truck tire market in the United States has increased from approximately 1.2% in 1996 to approximately 9.4% in 2009, which we believe is approximately twice the market share of our closest competitor.

We conduct our operations through American Tire Distributors, Inc., a Delaware corporation and a wholly-owned subsidiary of American Tire Distributors Holdings, Inc. We have no significant assets or operations other than our ownership of ATDI. The operations of ATDI and its consolidated subsidiaries constitute our operations presented under accounting principles generally accepted in the United States.

We serve a highly diversified customer base comprised of local, regional and national independent tire retailers, automotive dealerships, tire manufacturer-owned stores, mass merchandisers and service stations. In fiscal 2009, our largest customer and our top ten customers accounted for less than 1.6% and 5.5%, respectively, of our net sales. We believe we are a top supplier to many of our customers and maintain customer relationships that exceed a decade on average for our top 20 customers.

We believe we distribute the broadest product offering in our industry, supplying our customers with nine of the top ten leading passenger and light truck tire brands. We carry the flag brands of all four of the largest tire manufacturers — Bridgestone, Continental, Goodyear, and Michelin — as well as Hankook, Kumho, Nexen, Nitto and Pirelli brands. In addition to flag brands, we also sell lower price point associate brands of many of these and other manufacturers, as well as proprietary brand tires, custom wheels and accessories and related tire service equipment. Tire sales accounted for approximately 93.1% of our net sales in fiscal 2009. We believe our large, diverse product offering allows us to better penetrate the replacement tire market across a broad range of price points.

Our net sales and light vehicle unit sales fluctuated from $1,877.5 million and 17.4 million units, respectively, in fiscal 2007 to $1,960.8 million and 17.1 million units, respectively, in fiscal 2008 and $2,171.8 million and 19.6 million units, respectively, in fiscal 2009. Our net income and EBITDA fluctuated from $1.4 million and $94.0 million, respectively, in fiscal 2007 to $9.7 million and $105.7 million, respectively, in fiscal 2008 and $4.9 million and $98.8 million, respectively in fiscal 2009. From fiscal 2003 to fiscal 2009, we grew our net sales, light vehicle unit sales and EBITDA at a compound annual rate of 11.8%, 7.1% and 12.7%, respectively. This growth in sales and net income has increased both because of our acquisitions and organic growth. For a reconciliation from net income to EBITDA, see “Prospectus Summary — Summary Consolidated Financial Data.”

Our Industry

The U.S. replacement tire market generated annual retail sales of approximately $26.6 billion in 2009, according to Modern Tire Dealer. In 2009, passenger tires, medium truck tires and light truck tires accounted for 67.7%, 15.8% and 13.5%, respectively, of the U.S. replacement tire market. Farm, specialty and other types of tires accounted for the remaining 3.0%. In 2009, according to Tire Review, tire retailers obtained 69% of their tire volume from wholesale tire distributors, like us, and 17% of their tire volume from tire manufacturers.

In the United States, replacement tires are sold to consumers through several different channels, including local, regional and national independent tire retailers, mass merchandisers, warehouse clubs, tire manufacturer-owned stores, automotive dealerships, service stations and web-based marketers. Between 1990 and 2009, independent tire retailers and automotive dealerships have enjoyed the largest increase in market share, moving from 54.0% to 60.0% and 1.0% to 5.5% of the market, respectively, according to Modern Tire Dealer.

The U.S. replacement tire market has historically experienced stable growth and favorable pricing dynamics. From 1955 through 2009, U.S. replacement tire unit shipments increased by an average of approximately 2.6% per year. In addition, the industry has seen stronger growth in the high and ultra-high performance tire segments, which have experienced a compound annual growth rate in units of approximately 9% over the period from 2000 to 2009. High and ultra-high performance tire unit shipments increased from 47.6 million units in 2008 to 52.2 million units in 2009, despite a decrease in total replacement passenger and light truck tire unit shipments from 225 million units in 2008 to 208 million units in 2009 according to Modern Tire Dealer.

We believe growth in the U.S. replacement tire market will continue to be driven by favorable underlying dynamics, including:

•	increases in the number and average age of passenger cars and light trucks;

•	increases in the number of miles driven;

•	increases in the number of licensed drivers as the U.S. population continues to grow;

•	increases in the number of replacement tire SKUs;

•	growth of the high performance tire segment; and

•	shortening tire replacement cycles due to changes in product mix that increasingly favor high performance tires, which have shorter average lives.

Our Competitive Strengths

We believe the following key strengths position us well to maintain our ability to achieve revenue growth that exceeds that of the U.S. replacement tire industry:

Leading Position in a Highly-Fragmented Marketplace.  We are the leading replacement tire distributor in the United States with an estimated market share of approximately 9.4%. We believe our scale provides us key competitive advantages relative to our smaller, and generally regionally-focused, competitors that include the ability to: efficiently stock and deliver a wide variety of tires, custom wheels, tire service equipment and accessories; invest in services, including sales tools and technologies, to support our customers; and realize operating efficiencies from our scalable infrastructure. We believe our leading market position, combined with our commitment to distribution, as opposed to the retail operations engaged in by our customers, enhances our ability to expand our sales footprint cost effectively both in our existing markets and in new domestic geographic markets.

Extensive and Efficient Distribution Network.  We believe we have the largest independent replacement tire distribution network in the United States with 83 distribution centers and approximately 800 delivery vehicles serving 37 states. Our extensive distribution footprint, combined with our sophisticated inventory management and logistics technologies, enables us to deliver the vast majority of orders on a same or next day basis, which is critical for tire retailers who are typically limited by physical inventory capacity and working capital constraints. Our delivery technologies, including dynamic routing and Roadnet 5000, a routing tool, allow us to more effectively and efficiently organize and optimize our route systems to provide timely product delivery. Our Oracle ERP system provides a scalable platform that can support future growth and ongoing cost reduction initiatives, including warehouse and truck management systems, which we believe will allow us to continue reducing warehouse and delivery costs per unit.

Broad Product Offering from Diverse Supplier Base.  We believe we offer the most comprehensive selection of tires in the industry. We supply nine of the top ten leading passenger tire brands, and we carry the flag brands of all four of the largest tire manufacturers — Bridgestone, Continental, Goodyear and Michelin — as well as Hankook, Kumho, Nexen, Nitto and Pirelli brands. Our tire product line includes a full suite of flag, associate and proprietary brand tires, allowing us to service a broad range of price points from entry level to the faster growing ultra-high performance category. In addition to tires, we also offer custom wheels and accessories and related service equipment. We believe that our broad product offering drives penetration among existing customers, attracts new customers and maximizes customer retention.

Broad Range of Critical Services.  We provide a critical range of services which enables our tire retailer customers to operate their businesses more profitably. These services include convenient access to and timely delivery of the broadest product offerings available in the industry, as well as fundamental business support services, such as credit, training and access to consumer market data, that enable our tire retailer customers to better service their individual markets, and administration of tire manufacturer affiliate programs. We provide our customers with convenient 24/7 access to our extensive product offerings through our innovative and proprietary business-to-business web portal, ATDOnline®. In fiscal 2009, approximately 64% of our total order volume was placed through ATDOnline®, up from 56% in fiscal 2007. Our online services also include TireBuyer.com®, which was launched in late 2009 to allow our local independent tire retailer customers to participate in the Internet marketing of tires to consumers. We also provide select, qualified independent tire retailers with the opportunity to participate in our Tire Pros® franchise program through which they receive advertising and marketing support and the benefits of a national brand identity.

Diversified Customer Base and Longstanding Customer Relationships.  We serve a highly diversified customer base comprised of local, regional and national independent tire retailers, automotive dealerships, tire manufacturer-owned stores, mass merchandisers and service stations. In fiscal 2009, our largest customer and our top ten customers accounted for less than 1.6% and 5.5%, respectively, of our net sales. We believe we are a top supplier to many of our customers and maintain customer relationships that exceed a decade on average for our top 20 customers. We believe the diversity of our customer base and the strength of our customer relationships present an opportunity to grow market share regardless of macroeconomic and replacement tire market conditions.

Strong Cash Flow Generation Capability.  Our inventory management systems and vendor relationships enable us to generate strong cash flow from operations through efficient management of our working capital. We have designed our warehouse, delivery, information technology and other infrastructure capabilities to be scalable, creating incremental distribution capacity to support further penetration within current markets and expansion into new domestic geographic markets. In addition, our bad debt expense has been below 0.15% of net sales for fiscal 2006 through fiscal 2009 due to our credit and collection procedures. We have also effectively leveraged our fixed assets with average annual maintenance capital expenditures of less than $2.0 million during the period from fiscal 2006 to fiscal 2009. We believe the low capital intensity of our business should allow us to continue producing favorable cash flow in the future.

Strong Management Team with Track Record of Driving Growth and Improving Efficiency.  Our senior management team has a proven track record of implementing successful initiatives, including the execution of a disciplined acquisition strategy, that have contributed to our gross profit expansion and above-market net sales growth. In addition, we have reduced costs through the integration of operating systems and introduction of standard operating practices across all locations, resulting in improved operating efficiencies, reduced headcount and improved operating profit at existing and acquired locations. We believe our cost discipline and acquisition integration experience will continue to be competitive advantages as we grow both organically and through selective acquisitions. Our senior management team has an average of 25 years of distribution experience and over 19 years working with us or our predecessors.

Our Business Strategy

Our objective is to be the largest distributor of replacement tires to local, regional and national independent U.S. tire retailers, as well as automotive dealerships, service stations and mass merchandisers, to drive above-market growth and further enhance profitability and cash flow. We intend to accomplish this objective by executing the following key operating strategies:

Leverage Our Infrastructure in Existing Markets.  Through infrastructure expansions over the past several years, we have developed a scalable platform with available incremental distribution capacity. Our distribution infrastructure enables us to efficiently add new customers and service growing channels, such as automotive dealerships, thereby increasing profitability by leveraging the utilization of our existing assets. We believe our relative penetration in existing markets is largely a function of the services we offer and the length of time we have operated locally. Specifically, in new markets, we have experienced growth in market share over time, and in states we have served the longest, we generally have market share well in excess of our national average.

Continue to Expand into New Geographic Markets.  Our existing organizational and technological platforms are scalable and designed to accommodate additional distribution capacity and increased sales as we expand our network throughout the United States. For example, we entered the Texas market in late 2004 and Minnesota in 2007 and we were able to leverage our platforms to more than double our sales in both states since our entry. While we have the largest distribution footprint in the U.S. replacement tire market, we have limited or no market presence in 18 of the contiguous United States that represent approximately 35% of the replacement tire market, including New York, Ohio, Michigan, Illinois and New Jersey. As part of our business, we regularly contemplate expansion strategies, including acquisitions, to drive future growth.

Grow Participation in Tire Pros® Franchise Program.  Through our fiscal 2008 acquisition of Am-Pac Tire Dist., Inc., which we refer to as Am-Pac, we acquired the Tire Pros® franchise program, which enables us to deliver advertising and marketing support to tire retailer customers operating as Tire Pros® franchisees. Since the acquisition, we have focused on modifying and improving the Tire Pros® franchise program. The Tire Pros® franchise program allows participating local tire retailers to enjoy the benefits of a national brand identity with minimal investment, while still maintaining their local identity. In return, we benefit from increasing volume penetration among, and further aligning ourselves with, our franchisees.

Continue to Offer a Comprehensive Tire Portfolio to Meet Our Customers’ Needs.  We service a broad range of price points from entry-level to faster growing high and ultra-high performance tires, providing a full suite of flag, associate and proprietary brand tires. We intend to continue to focus on high and ultra-high performance tires, given the growth in demand for such tires, while maintaining our emphasis on providing broad market and entry level tire offerings. Our entry level offerings were recently expanded by the addition of our exclusive Capitol® and Negotiator® brands upon the acquisition of Am-Pac. Our comprehensive tire portfolio is designed to satisfy all of our customers’ needs and allow us to become the supplier of choice, thereby increasing customer penetration and retention.

Grow TireBuyer.com® into a Premier Internet Tire Provider.  In late 2009, we launched TireBuyer.com®, an Internet site that enables our local independent tire retailer customers to connect with consumers and sell to them over the Internet. TireBuyer.com® allows our broad base of independent tire retailer customers to participate in a greater share of the growing Internet tire market. We believe that TireBuyer.com® complements and services our participating local independent tire retailers by providing them access to a sales and marketing channel previously unavailable to them.

Utilize Technology Platform to Continue to Increase Distribution Efficiency.  We intend to continue to invest in our inventory and warehouse management systems and logistics technology to further increase our efficiency and profit margins and improve customer service. We continue to evaluate and incorporate technical solutions such as handheld scanning for receiving, picking and delivery of products to our customers. We believe these increased efficiencies will continue to enhance our reputation with our customers for providing a high level of prompt customer service, while also reducing costs.

Selectively Pursue Acquisitions.  We expect to continue to employ an acquisition strategy to increase our share in existing markets, add distribution in new markets and utilize our scale to realize cost savings. In addition, we believe acquisitions in our existing geographic markets, such as Am-Pac, provide an opportunity to grow market share while improving profitability through significant cost savings. Over the past five years, we have successfully acquired and integrated ten businesses representing in excess of $700 million in annual net sales. We believe our position as the leading replacement tire distributor in the United States, combined with our access to capital and our scalable platform, allows us to make acquisitions at attractive post-synergy valuations.

Products

We sell a broad selection of well-known flag, lower price point associate and proprietary brand tires, custom wheels and accessories and related service equipment. Tire sales accounted for approximately 93.1%, 91.4% and 89.0% of our net sales in fiscal 2009, 2008 and 2007, respectively. We believe our large, diverse product offering allows us to service the broad range of price points in the replacement tire market.

Tires

Sales of passenger and light truck tires accounted for approximately 82.7% of our net sales in fiscal 2009. The remainder of our tire sales were for medium trucks, farm vehicles and other specialty tires.

Flag brands.  Flag brands, which have the greatest brand recognition as a result of both strong sales and strong marketing support from tire manufacturers, are generally premium-quality and premium-priced offerings. The flag brands that we sell have high consumer recognition and generate higher per-tire profit than associate or proprietary brands. We distribute the flag brands of the four largest tire manufacturers — Bridgestone, Continental, Goodyear and Michelin — as well as Hankook, Kumho, Nexen, Nitto and Pirelli brands. Within our flag brand product portfolio, we also carry high and ultra-high performance tires.

We believe that our ability to effectively distribute a wide variety of products is key to our success. The overall U.S. replacement tire market is highly fragmented and, according to Modern Tire Dealer, the top ten passenger car tire brands account for approximately 61.0% of total U.S. replacement tire units in 2009. We believe this is the result of two factors. First, automobile manufacturers utilize a wide variety of tire brands and sizes for original equipment. Second, owner loyalty to original equipment is relatively high, as approximately one-half of all new passenger car and light truck owners replace their tires with the same equipment at the time of the first tire replacement. As a result, in order to be competitive, tire retailers, particularly local independent tire retailers, must be able to access a broad range of inventory quickly. Our customers can use our broad product offering and timely order fulfillment to sell a comprehensive product lineup that they would otherwise be unable to provide on a stand-alone basis due to working capital constraints and limited warehouse capacity.

Our high and ultra-high performance tires are our highest per-tire profit products and also have relatively shorter replacement cycles. For the same reasons as other flag brands, but to an even greater degree, we believe working capital and inventory constraints make these tires difficult for tire retailers to efficiently stock. High and ultra-high performance tires experienced a compound annual growth rate in units of approximately 9% over the period from 2000 to 2009, significantly in excess of the overall market growth. According to Modern Tire Dealer and RMA, the high performance tire markets were up 9.7% in 2009 while the overall replacement tire market was down 7.5%.

Associate brands.  Associate brands are primarily lower-priced tires manufactured by well-known manufacturers. Our associate brands, such as Fusion® and Riken®, allow us to offer tires in a wider price range. In addition, associate brands are attractive to our tire retailer customers because they may count towards various incentive programs offered by manufacturers.

Proprietary and exclusive brands.  Our proprietary brands are lower-priced tires made by tire manufacturers exclusively for, and marketed by, us for which we hold or control the trademark.

The Am-Pac acquisition provided us with the exclusive rights to distribute both the Capitol® and Negotiator® brands in North America. The addition of these two brands significantly strengthened our entry-level priced product offering. Our proprietary and exclusive brands allow us to sell value-oriented tires to tire retailers, increasing our overall market penetration.

Custom Wheels and Accessories

We offer over 30 different wheel brands, along with installation and service accessories. Of these brands, five are proprietary: ICW® Racing, Pacer®, Drifz®, Cruiser Alloy® and O.E. Performance®. An additional four brands are exclusive to us: CX, Maas, Zora and Gear. Nationally available flag brands complement our offering with such brands as Asanti, Advanti Racing, Cragar, Ultra, Lexani, Mickey Thompson, Konig, HRE, Lowenhart and Racinghart. Collectively, these brands represent one of the most comprehensive wheel offerings in the industry. Custom wheels directly complement our tire products as many custom wheel consumers purchase tires when purchasing wheels. Customers can order custom wheels from us along with their regular tire shipments without the added complexity of being serviced by an additional vendor. Sourcing of product is worldwide through a number of manufacturers. Our net sales of custom wheels in fiscal 2009 were $55.9 million or approximately 2.6% of net sales.

Equipment, Tools and Supplies

We supply our customers with tire service equipment, tools and supplies from leading manufacturers. Equipment, tools and supplies include wheel alignment products, tire changers, automotive lift equipment, air tools and a wide array of tire supplies. These products broaden our portfolio and leverage our customer relationships. The manufacturers we represent are the leaders in the industry, and include Hunter Engineering, Challenger, Champion, Shure, Chicago Pneumatic, Ingersoll Rand, REMA Tip Top and Group 31 Inc. Our net sales of equipment, tools, supplies and other items in fiscal 2009 was $66.0 million, or approximately 3.1% of net sales.

Distribution System

We have designed our distribution system to deliver products from a wide variety of tire manufacturers to our tire retailer customers. In recent years, tire manufacturers have reduced the number of tire retailers they service directly and tire retailers have reduced the inventory they hold. At the same time, the depth and breadth of replacement SKUs has continued to expand. According to the Tire and Rim Association, the number of specific tire sizes and dimensions (that each brand covers either entirely or selectively) has increased from 213 in 2000 to 324 in 2009. As a result of these changes, tire retailers have increasingly relied on us and we have become a more critical link in enabling tire retailers to more efficiently manage their business.

We utilize a sophisticated inventory and delivery system to distribute our products to most customers on a same or next day basis. In our distribution centers, we use sophisticated bin locator systems, material handling equipment and routing software that link customer orders to our inventory and delivery routes. We believe this distribution system, which is integrated with our innovative and proprietary business-to-business ATDOnline® ordering and reporting system, provides us a competitive advantage by allowing us to ship customer orders quickly and efficiently while also reducing labor costs. Our logistics and routing technology uses third-party software packages and GPS systems, including dynamic routing and Roadnet 5000, to optimize route design and delivery capacity. Coupled with our fleet of approximately 800 delivery vehicles, this technology enables us to cost effectively make multiple daily or weekly shipments to customers as necessary. With this distribution infrastructure, we were able to deliver the vast majority of our customers’ orders on a same or next day basis during fiscal 2009.

Approximately 80% of our tire purchases are shipped directly by tire manufacturers to our distribution centers. The remainder of our purchases are shipped by manufacturers to our redistribution centers located in Maiden, North Carolina and Bakersfield, California. These redistribution centers warehouse slower-moving and foreign-manufactured products, which are forwarded to our distribution centers as needed.

Marketing and Customer Service

Our marketing efforts are focused on driving growth through customer service, additional product placement and market expansion. We provide a critical range of services which enables our tire retailer customers to operate their businesses more profitably. These services include convenient access to and timely delivery of the broadest inventory available in the industry, as well as fundamental business support services, such as credit, training and access to consumer market data, that enable our tire retailer customers to better service their individual markets, and administration of tire manufacturer affiliate programs. We provide our customers with convenient 24/7 access to our extensive inventories through our ATDOnline® web portal. In fiscal 2009, approximately 64% of our total order volume was ordered through ATDOnline®, up from 56% in fiscal 2007. Our online services also include our latest initiative, TireBuyer.com®, which was launched in late 2009 to allow our local independent tire retailer customers to participate in the Internet marketing of tires to consumers. We also provide select, qualified independent tire retailers with the opportunity to participate in our Tire Pros® franchise program through which they receive advertising and marketing support and the benefits of a national brand identity.

Sales Force

We have structured our sales organization to best service our existing customers and develop new prospective customers. As the manufacturers have reduced their own sales staffs, our sales force has assumed the consultative role manufacturers previously provided to tire retailers.

Our tire sales force consists of sales personnel at each distribution center plus a sales administrative team located at our field support center in Huntersville, North Carolina. Sales teams consisting of salespeople and customer service representatives, focus on tire retailers located within the service area of the distribution center and include a combination of tire-, wheel- and equipment-focused sales personnel. Some sales personnel visit targeted customers to advance our business opportunities and those of our customers, while other sales personnel remain at our facility, making client contact by telephone to advance specific products or programs. Customer service representatives manage incoming calls from customers and provide assistance with order placement, inventory inquiries and general customer support. The Huntersville-based sales administrative team directs sales personnel at the distribution centers and manages our corporate account customers, including large national and regional retail tire and service companies. This sales administrative team also manages our Huntersville-based call center, which provides call management assistance to the distribution centers during peak times of the day, thereby minimizing customer wait time, and also provides support upon any disruption in a distribution center’s local telephone service. This team also serves as the primary point of contact for product and technical inquiries from TireBuyer.com® shoppers.

Our aftermarket wheel sales group employs sales and technical support personnel in the field and performance specialists in each region. This sales group’s responsibilities include cultivating new prospective wheel customers and coordinating with tire sales professionals to cover existing accounts. The technical support professionals provide answers to customer questions regarding wheel style and fitment. We also have established a dedicated equipment, tool and supply sales force that works with the wheel sales group to sell related service equipment, tools and supplies.

ATDOnline® and TireBuyer.com®

ATDOnline® provides our customers with web-based online ordering and 24/7 access to our inventory availability and pricing. Orders are processed automatically and printed in the appropriate distribution center within minutes of entry through ATDOnline®. Our customers are able to track expected deliveries and retrieve copies of their signed delivery receipts. ATDOnline® also allows customers to track account balances and participation in tire manufacturer incentive programs. We have encouraged our customers to use this system because it represents a more efficient method of order entry and information access than traditional order systems. In fiscal 2009, approximately 64% of our total order volume was placed through ATDOnline®, up from 56% in fiscal 2007.

In late 2009, we launched TireBuyer.com®, an Internet site which enables our local independent tire retailer customers to access consumers and sell to them over the Internet. Consumers using TireBuyer.com®

choose to buy from a select, qualified independent tire retailer participating in our TireBuyer.com® program. We then distribute the purchased products to the selected tire retailer for local installation. The tire retailer receives the full revenue of the transaction, less any applicable processing fees, upon product installation. We employ a third-party provider to handle the online billing and payment process. We do not handle customers’ credit card or other sensitive information. We account for revenues from TireBuyer.com® in the same manner as other orders received from tire retailer customers. The TireBuyer.com® transaction structure allows us to retain our distribution focus, while strengthening our relationship with our tire retailer customers.

Tire Retailer Programs

Through our fiscal 2008 acquisition of Am-Pac, we acquired the Tire Pros® franchise program through which we deliver advertising and marketing support to tire retailer customers operating as Tire Pros® franchisees. Since the acquisition, we have focused on modifying and improving the Tire Pros® franchise program. Local independent tire retailers participating in this franchise program enjoy the benefits of a national brand identity with minimal investment, while still maintaining their local identity. We anticipate increasing volume penetration among, and further aligning ourselves with, franchisees.

Individual manufacturers offer a variety of programs for tire retailers that sell their products, such as Bridgestone’s TireStarz, Continental’s Gold, Goodyear’s G3X, Kumho’s Fuel and Michelin’s Alliance. These programs, which are relatively complex, provide cooperative advertising funds, volume discounts and other incentives. As part of our service to our customers, we assist in the administration of managing these programs for the manufacturers and enhance these programs through dedicated staff to assist tire retailers in managing their participation. We believe these enhancements, combined with other aspects of our customer service, provide significant value to our customers.

We also offer our tire retailer customers ATDServiceBAY®, which makes available a comprehensive suite of benefits including nationwide tire and service warranties (through third-party warranty providers), a nationally accepted, private-label credit card (through GE Capital), access to consumer market data and training and marketing programs to provide our tire retailer customers with the support and service that are critical to succeed in today’s increasingly competitive marketplace.

Customers

We serve a highly diversified customer base comprised of local, regional and national independent tire retailers, automotive dealerships, tire manufacturer-owned stores, mass merchandisers and service stations. During fiscal 2009, we sold to approximately 60,000 customers in 37 states, principally located in the Southeastern and Mid-Atlantic regions, as well as portions of the Northeast, Midwest, Southwest and the West Coast of the United States. In fiscal 2009, our largest customer and our top ten customers accounted for less than 1.6% and 5.5%, respectively, of our net sales. We believe we are a top supplier to many of our customers and maintain customer relationships that exceed a decade on average for our top 20 customers.

Automotive dealerships are focused on growing their service business in an effort to expand profitability, and we believe they view having replacement tire capabilities as an important service element. Between 1990 and 2009, automotive dealerships have enjoyed a large increase in market share, moving from 1.0% of the U.S. replacement tire market to 5.5% of the market according to Modern Tire Dealer.

Suppliers

We purchase our tires from several sources, including the four largest tire manufacturers, Bridgestone, Continental, Goodyear and Michelin, from whom we bought 56.4% of our tire products in fiscal 2009. In general, we do not have long-term supply agreements with tire manufacturers, instead relying on oral arrangements or written agreements that are renegotiated annually and can be terminated on short notice. However, we have conducted business with many of our major tire suppliers for over 20 years, and we believe that we have good relationships with all of our major suppliers. In recent years, tire manufacturers have reduced the number of tire retailers they service directly. As a result of this change, tire retailers have increasingly relied on us, and we have become a more critical link between manufacturers and tire retailers.

There are a number of worldwide manufacturers of wheels and other automotive products and equipment. Most of the wheels we purchase are proprietary brands, namely, Pacer®, Cruiser Alloy®, Drifz®, O.E. Performance® and ICW® Racing, and are produced by a variety of manufacturers. We purchase equipment and other products from multiple sources, including industry leaders such as Hunter Engineering, Challenger, Champion, Shure, Chicago Pneumatic, Ingersoll Rand, REMA Tip Top and Group 31 Inc.

Competition

The U.S. tire distribution industry is highly competitive and fragmented. In the United States, replacement tires are sold to consumers through several different outlets, including local, regional and national independent tire retailers, mass merchandisers, warehouse clubs, tire manufacturer-owned stores, automotive dealerships, service stations and web-based marketers. We compete with a number of tire distributors on a regional basis. Our main competitors include TBC/Treadways Wholesale (owned by Sumitomo), which has retail operations that compete with its distribution customers, and TCI Tire Centers. In the dealership channel, our principal competitor is Dealer Tire, which is focused principally on administering replacement tire programs for selected automobile manufacturers’ dealerships. In the online channel, our principal competitor is Tire Rack, which is principally focused on high and ultra-high performance offerings, acting as both a retailer and a wholesaler. We face competition from smaller regional companies and would be adversely affected if mass merchandisers and warehouse clubs gained market share from local independent tire retailers, as our market share in those channels is lower.

We believe that the principal competitive factors in our business are found in the critical range of services that we provide to tire retailers including 24/7 access to the broadest inventory in the industry. We believe that we compete effectively in all aspects of our business due to our ability to offer a broad selection of flag, associate and proprietary brand products, our competitive prices and our ability to provide quality services in a frequent and timely manner.

Information Systems

Through infrastructure expansions over the past several years, we have developed a scalable platform with incremental capacity available. We are currently finishing the rollout of an Oracle ERP system that supports future growth and ongoing cost reduction initiatives, including warehouse and truck management systems, which we believe will allow us to continue reducing warehouse and delivery costs per unit. The ERP implementation, which is nearing completion, has basically replaced our legacy computer system. We continue to evaluate and incorporate technical solutions such as handheld scanning for receiving, picking and delivery of product to our customers.

Trademarks

The proprietary brand names under which we market our products are trademarks of our company. These proprietary brand names are important to our business because they develop brand identification and foster customer loyalty. All of our trademarks are of perpetual duration as long as they are periodically renewed. We currently intend to maintain all of them in force. The principal proprietary brand names under which we market our products are: DYNATRAC® tires, CRUISERWIRE® custom wheels, DRIFZ® custom wheels, ICW® custom wheels, PACER® custom wheels, O.E. PERFORMANCE® custom wheels and MAGNUM® automotive lifts. Our other trademarks include: AMERICAN TIRE DISTRIBUTORS®, ATDONLINE®, ATDSERVICEBAY®, AUTOEDGE®, WHEEL WIZARD®, ENVIZIO®, WHEEL WIZARD ENVIZIO®, WHEELENVIZIO.COM®, XPRESSPERFORMANCE®, TIREBUYER.COM® and TIRE PROS®.

Seasonality

Although the effects of seasonality are not significant to our business, we have historically experienced an increase in net sales in the second and third fiscal quarters and an increase in working capital in the first fiscal quarter.

Environmental Matters

Our operations and properties are subject to federal, state and local laws and regulations relating to the use, storage, handling, generation, transportation, treatment, emission, release, discharge and disposal of hazardous materials, substances and waste and relating to the investigation and clean-up of contaminated properties, including off-site disposal locations. We do not incur significant costs complying with environmental laws and regulations. However, we could be subject to material environmental costs, liabilities or claims in the future, especially in the event of the adoption of new environmental laws or changes in existing laws and regulations or in their interpretation.

Employees

As of January 2, 2010, our operations employed approximately 2,300 people. None of our employees are represented by a union. We believe our employee relations are satisfactory.

Inventory Control

We believe that we maintain levels of inventory that are adequate to meet our customers’ needs on a same or next day basis. Since customers look to us to fulfill their needs on short notice, backlog of orders is not a meaningful statistic for us. Our inventory stocking levels are determined using our computer systems, our sales personnel at the distribution center and region levels, and our product managers. The data used for this determination is derived from sales activity from all of our distribution centers, from individual distribution centers, and in each geographic area. It is also derived from vendor information and from customer information. The computer system monitors the inventory level for all stock items. All distribution centers stock a base inventory and may expand beyond preset inventory levels as deemed appropriate by their general managers. Inventories in our distribution centers are established from data from our retail customers’ stores served by the respective distribution centers. Inventory quantities are periodically re-balanced from center-to-center.

Properties

Our principal properties are geographically situated to meet sales and operating requirements. All of our properties are considered to be adequate to meet current operating requirements. As of January 2, 2010, we operate a total of 83 distribution centers located in 29 states, aggregating approximately 7.1 million square feet. Of these centers, two were owned and the remainder were leased. In addition, we have a number of non-essential properties, principally acquired in the Am-Pac acquisition, that we are attempting to sell or sublease.

We also lease our principal executive office, located in Huntersville, North Carolina. This lease is scheduled to expire in 2021.

Several of our property leases contain provisions prohibiting a change of control of the lessee or permitting the landlord to terminate the lease or increase rent upon a change of control of the lessee. Based primarily upon our belief that (i) we maintain good relations with the substantial majority of our landlords, (ii) most of our leases are at market rates and (iii) we have historically been able to secure suitable leased property at market rates when needed, we believe that these provisions will not have a material adverse effect on our business or financial position.

Legal Proceedings

We are involved from time to time in various lawsuits, including class action lawsuits arising out of the ordinary conduct of our business. Although no assurances can be given, we do not expect that any of these matters will have a material adverse effect on our business or financial condition. We are also involved in various litigation proceedings incidental to the ordinary course of our business. We believe, based on consultation with legal counsel, that none of these will have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Board of Directors and Executive Officers

The following table contains information regarding our current directors and executive officers. Directors hold their positions until the annual meeting of the stockholders at which their term expires or until their respective successors are elected and qualified. Executive officers hold their positions until the annual meeting of the board of directors or until their respective successors are elected and qualified.

Name	Age	Position

William E. Berry	55	President, Chief Executive Officer and Director
J. Michael Gaither	57	Executive Vice President, General Counsel and Secretary
David L. Dyckman	45	Executive Vice President and Chief Financial Officer
Daniel K. Brown	56	Executive Vice President — Sales
Phillip E. Marrett	59	Executive Vice President — Procurement
Richard P. Johnson	62	Chairman and Director
James O. Egan	61	Director Nominee
Joseph P. Donlan	63	Director
Donald Hardie	42	Director
James Hardymon	75	Director
Christopher Laws	35	Director
James M. Micali	62	Director
D. Randolph Peeler	45	Director
David Tayeh	43	Director

Director and Nominee Experience and Qualifications

The board of directors believes that it, as a whole, should possess a combination of skills, professional experience, and diversity of viewpoints necessary to oversee our business. In addition, the board of directors believes that there are certain attributes that every director should possess, as reflected in its membership criteria. Accordingly, the board of directors considers the qualifications of directors and director candidates individually and in the broader context of its overall composition and our current and future needs.

Among other things, the board of directors has determined that it is important to have individuals with the following skills and experiences:

•	Leadership experience, as directors with experience in significant leadership positions possess strong abilities to motivate and manage others and to identify and develop leadership qualities in others.

•	Knowledge of our industry, particularly distribution strategy and vendor and customer relations, which is relevant to understanding our business and strategy.

•	Operations experience, as it gives directors a practical understanding of developing, implementing and assessing our business strategy and operating plan.

•	Risk management experience, which is relevant to oversight of the risks facing our business.

•	Financial/accounting experience, particularly knowledge of finance and financial reporting processes, which is relevant to understanding and evaluating our capital structure, financial statements and reporting requirements.

•	Strategic planning experience, which is relevant to the board of directors’ review of our strategies and monitoring their implementation and results.

•	Board service, because directors who have experience serving on other company boards generally are well prepared to fulfill the board of directors’ responsibilities of overseeing and providing insight and guidance to management.

William E. Berry — President, Chief Executive Officer and Director.  Mr. Berry has served on our board of directors and as our Chief Executive Officer since April 2009 and has been our President since May 2003. He was our Chief Operating Officer from May 2003 to April 2009, Executive Vice President and Chief Financial Officer from January 2002 to May 2003, and Senior Vice President of Finance for the Southeast Division from May 1998 to January 2002. Mr. Berry joined us in May 1998 as a result of our merger with Itco, where he served as Controller from 1984 to 1998, Executive Vice President in charge of business development and sales and marketing from 1996 to 1998 and prior to that was Senior Vice President of Finance. Prior to that, Mr. Berry held a variety of financial management positions for a subsidiary of the Dr Pepper Company and also spent three years in a public accounting firm. He holds a bachelor’s degree in business administration from Virginia Tech. As our President and Chief Executive Officer, Mr. Berry brings to the board of directors leadership, industry, operations, risk management, financial and accounting and strategic planning experience, as well as in-depth knowledge of our business.

J. Michael Gaither — Executive Vice President, General Counsel and Secretary.  Mr. Gaither has been our General Counsel and Secretary since 1991 and has been an Executive Vice President since May 1999. He was our Treasurer from February 2001 to June 2003, and Senior Vice President from 1991 to May 1999. Prior to joining us, he was a lawyer in private practice. He holds a bachelor’s degree from Duke University and a JD from the University of North Carolina-Chapel Hill.

David L. Dyckman — Executive Vice President and Chief Financial Officer.  Mr. Dyckman has been our Executive Vice President and Chief Financial Officer since January 2006. Prior to joining American Tire, Mr. Dyckman was Executive Vice President and Chief Financial Officer of Thermadyne Holdings Corporation from January 2005 to December 2005, and Chief Financial Officer and Vice President of Corporate Development for NN, Inc. from April 1998 to December 2004. Mr. Dyckman holds a bachelor’s degree and an MBA from Cornell University.

Daniel K. Brown — Executive Vice President — Sales.  Mr. Brown has been our Executive Vice President of Sales since March 2008. He was our Senior Vice President of Procurement from March 2001 until March 2008. He was our Senior Vice President of Sales and Marketing from 1997 to March 2001. Prior to that time, he held a variety of positions with us, including Vice President of Marketing, Director of Marketing and Marketing Manager. Mr. Brown holds a bachelor’s degree from Western Carolina University.

Phillip E. Marrett — Executive Vice President — Procurement.  Mr. Marrett has been our Executive Vice President of Procurement since March 2008. He was our Regional Vice President in the Southeast Division from 1998 to March 2008. Prior to joining American Tire, he was employed by Itco from 1997 to 1998 and Dunlop Tire from 1976 to 1996.

Richard P Johnson — Chairman and Director.  Mr. Johnson has served on our board of directors since February 2001 and has been Chairman of our board of directors since May 2003. He was our Chief Executive Officer from January 2001 until he retired in April 2009, President from January 2001 to May 2003 and President of our Southeast Division from May 1998 to January 2001. Prior to joining us, he was President and Chief Operating Officer of Itco Tire Co., which we refer to as Itco, from February 1997 to May 1998, President and Chief Operating Officer of Albert Fisher Distribution from 1994 to 1996, and Senior Vice President of Albert Fisher Distribution from 1991 to 1994. Prior to that time, Mr. Johnson held a variety of management positions with Leprino Foods, Sargento Cheese and Kraft Foods. He holds an associate’s degree from Palm Beach College. As the chairman of our board of directors and our former Chief Executive Officer, Mr. Johnson brings to the board of directors leadership, industry, operations and strategic planning experience, as well as in-depth knowledge of our business.

James O. Egan — Director Nominee.  Mr. Egan will become a director upon the closing of the offering. Mr. Egan has served as the non-executive chairman of PHH Corporation since 2009. Prior to that time, he was employed as a managing director of Investcorp International, Inc. from 1998 through 2008.

Mr. Egan was the partner-in-charge, M&A Practice, U.S. Northeast Region for KPMG LLP from 1997 to 1998 and served as the Senior Vice President and Chief Financial Officer of Riverwood International, Inc. from 1996 to 1997. Mr. Egan began his career with PricewaterhouseCoopers LLP (formerly Coopers & Lybrand LLP) in 1971 and served as partner from 1982 to 1996 and a member of the Board of Partners from 1995 to 1996. Through Mr. Egan’s previous positions, he brings to the board of directors leadership, financial, accounting and strategic planning experience.

Joseph P. Donlan — Director.  Mr. Donlan has served on our board of directors since May 1997. He is a Managing Director of Brown Brothers Harriman & Co., which he joined in 1970, and Co-Manager of its 1818 Mezzanine Fund, L.P., its 1818 Mezzanine Fund II, L.P., which we refer to as The 1818 Fund, and BBH Capital Partners III, L.P. Prior to organizing the 1818 Mezzanine Fund, L.P., Mr. Donlan managed Brown Brothers’ New York commercial banking activities. He served as Brown Brothers’ Senior Credit Officer and became a member of the firm’s Credit Committee on which he continues as an advisor. Mr. Donlan holds a bachelor’s degree from Georgetown University and an MBA from Rutgers University. Through Mr. Donlan’s prior service on the board of directors and his various banking and finance positions, he brings to the board of directors leadership, risk management, financial and accounting and strategic planning experience, as well as an in-depth knowledge of our business. We have been advised that The 1818 Fund has an agreement with the holders of our Series D common stock pursuant to which such holders have agreed, for so long as our Redeemable Preferred Stock is outstanding, to vote for one director selected by The 1818 Fund. We also have been advised that The 1818 Fund has designated Mr. Donlan as such director.

Donald Hardie — Director.  Mr. Hardie has served on our board of directors since March 2005. He was employed as an investment professional by Investcorp or one or more of its wholly owned subsidiaries from September 2002 until December 2008. Prior to joining Investcorp, Mr. Hardie was an investment banker and a lawyer. He received his bachelor’s degree from the University of Virginia and a JD from New York University School of Law. Through his positions at Investcorp and his positions as an investment banker and lawyer, Mr. Hardie brings to the board of directors leadership, legal, financial and accounting and strategic planning experience.

James Hardymon — Director.  Mr. Hardymon has served on our board of directors since March 2008. He was Chief Executive Officer and Chairman of Textron, Inc. from 1992 until his retirement in 1999. Mr. Hardymon is a director of Lexmark International, Inc. and director of WABCO Holdings, Inc. Mr. Hardymon holds a bachelor’s degree and a masters degree in civil engineering from the University of Kentucky. Through Mr. Hardymon’s experience as a Chief Executive Officer and his public company board experience, he brings to the board of directors leadership, risk management, operations and strategic planning experience.

Christopher Laws — Director.  Mr. Laws has served on our board of directors since May 2009. He is a Director of Greenbriar Equity Group LLC, which he joined in June 2006. Prior to joining Greenbriar, he was employed at Blue Point Capital Partners, where he focused on investments in industrial manufacturing and service companies. Prior to joining Blue Point, he was employed by Morgan Stanley’s Real Estate Private Equity group in Tokyo and its Real Estate Private Equity and Investment Banking Group in New York. Mr. Laws holds a bachelor’s degree from Dartmouth College and an MBA from Harvard Business School. Mr. Laws brings to the board of directors leadership, strategic planning and risk management experience through his work at Greenbriar Equity Group LLC and Blue Point Capital Partners.

James M. Micali — Director.  Mr. Micali has served on our board of directors since February 2009. Mr. Micali is Of Counsel with the law firm Ogletree Deakins LLC and Senior Advisor to Azalea Fund III of the private equity firm Azalea Capital LLC. He was Chairman and President of Michelin North America, Inc. from 1996 until his retirement in August 2008 and was a member of Michelin Group’s Executive Council from 2001 to 2008. Prior to that time, he was Executive Vice President, Legal and Finance, of Michelin North America from 1990 to 1996 and General Counsel and Secretary from 1985 to 1990. Mr. Micali is a director of SCANA Corporation, Ritchie Bros. Auctioneers, Inc. and Sonoco Products Company. Mr. Micali holds a bachelor’s degree from Lake Forest College and a JD from Boston College Law School. Through his executive positions, including as Chairman and President of Michelin North America and his work as a lawyer,

Mr. Micali brings to the board of directors leadership, industry, legal, risk management, financial and strategic planning experience. Mr. Micali also possesses public company board experience.

D. Randolph Peeler — Director.  Mr. Peeler has served on our board of directors since March 2005. He is a Managing Director of Berkshire, which he joined in 1996. Prior to joining Berkshire, Mr. Peeler was responsible for new business ventures at Health Advances from 1994 to 1996, and served as Chief of Staff to the Assistant Secretary for Economic Policy at the U.S. Department of the Treasury. Prior to joining the U.S. Treasury, he was a consultant with Cannon Associates. He received his bachelor’s degree in Public Policy Studies & Economics from Duke University in 1987 and his MBA from Harvard Business School in 1992. Through his prior private sector and government positions, Mr. Peeler brings to the board of directors leadership, risk management, government and regulatory and strategic planning experience.

David Tayeh — Director.  Mr. Tayeh has served on our board of directors since November 2005. He has been a Managing Director of Investcorp or one or more of its wholly owned subsidiaries since 2005. He was Chief Financial Officer of Jostens, Inc. from 2004 to 2005, Managing Director of Investcorp or one or more of its wholly owned subsidiaries from 1999 to 2004, and Vice President of DLJ Investment Banking from 1994 to 1998. Mr. Tayeh holds a bachelor’s degree from The University of Chicago and an MBA from The Wharton School of the University of Pennsylvania. Through his positions at Investcorp and his experience as Chief Financial Officer at Jostens, Inc., Mr. Tayeh brings to the board of directors leadership, risk management, strategic planning and financial and accounting experience.

Controlled Company Exception

After the completion of this offering, the Control Group will own a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance standards, including:

•	the requirement that a majority of the Board of Directors consist of independent directors;

•	the requirement that we establish a nominating and corporate governance committee with a written charter addressing the committee’s purpose and responsibilities and that such committee be composed entirely of independent directors; and

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, we will not have a nominating and corporate governance committee and we will not have a compensation committee composed entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Board Structure and Committee Composition

As of the date of this prospectus, our board of directors consists of nine directors, and we have an audit committee and a compensation committee. Upon the listing of our common stock on the NYSE, we will reorganize our board of directors so that it consists of           directors. The composition of our audit committee and compensation committee during the last fiscal year and the function of each of the committees are described below. During fiscal 2009, our board of directors held five meetings. Each director attended at least 75% of all board of directors meetings and applicable committee meetings, except that D. Randolph Peeler took a personal sabbatical for part of 2009 and attended two out of the five board meetings held during 2009.

	Audit	Compensation
Name	Committee	Committee

William E. Berry
Joseph P. Donlan
James O. Egan	X
Donald Hardie	X	X
James Hardymon
Richard P. Johnson
Christopher Laws	X
James M. Micali
D. Randolph Peeler
David Tayeh	X	X

Upon the listing of our common stock on the NYSE, we will reorganize our board of directors so that it consists of           directors divided into three classes:

•	Class I directors, whose terms will expire at the annual meeting of stockholders to be held in 2013;

•	Class II directors, whose terms will expire at the annual meeting of stockholders to be held in 2012; and

•	Class III directors, whose terms will expire at the annual meeting of stockholders to be held in 2011.

Our Class I directors will be          , our Class II directors will be          and our Class III directors will be          . At each annual meeting of stockholders, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following such election. Any vacancies in our classified Board of Directors will be filled by the remaining directors and the elected person will serve the remainder of the term of the class to which he or she is appointed. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Board Leadership Structure

The board of directors currently separates the positions of Chairman and Chief Executive Officer. Mr. Johnson, our former Chief Executive Officer, serves as non-executive chair of the board of directors, and Mr. Berry serves as Chief Executive Officer. The board of directors believes that having our former Chief Executive Officer serve as non-executive chair is appropriate because the former Chief Executive Officer’s in-depth knowledge of our business.

The specific role and responsibilities of the non-executive chair of the board of directors are as follows:

•	preside over meetings of the board of directors and stockholders;

•	provide input on the agenda and schedule for each meeting of the board of directors in accordance with our governance policies;

•	meet regularly with the Chief Executive Officer to receive reports on our operations as compared to management’s business plan;

•	approve/advise on information sent to the board of directors; and

•	perform such other duties as the board of directors may request from time to time.

Risk Oversight

The board of directors is responsible for assessing the major risks facing our business and reviewing options for mitigating those risks. In addition, the board of directors has delegated oversight of certain categories of risk to designated board committees. The Audit Committee reviews with management and the independent auditor compliance with laws and regulations, the design and operating effectiveness of our internal control structure and discusses policies with respect to risk assessment and risk management.

In performing their oversight responsibilities, the board of directors and relevant committees regularly discuss with management our policies with respect to risk assessment and risk management. Additionally, throughout the year, the board of directors and the relevant committees receive regular reports from management regarding major risks and exposures facing our business and the steps management has taken to monitor and control such risks and exposures. In addition, throughout the year, the board of directors and the relevant committees dedicate a portion of their meetings to reviewing and discussing specific risk topics in greater detail.

Independence of Our Directors and Director Nominee

Although we will be a controlled company after the closing of this offering, the rules of the NYSE require that all members of our audit committee be independent within one year after our common stock is listed on the NYSE, and Rule 10A-3 under the Exchange Act requires that all members of our audit committee be independent within one year after the effective date of this registration statement. Under the NYSE rules, a director or director nominee is independent only if our board of directors makes an affirmative determination that the director or director nominee has no material relationship with us. In order to be considered independent for purposes of Rule 10A-3, an audit committee member may not, other than in his capacity as a member of the audit committee, accept consulting, advisory or other fees from us or be an affiliated person of us.

In connection with the offering, our board of directors will undertake a review of the composition of our board of directors and its committees and the independence of each director and director nominee. The determination of our board of directors will be based in part on information that we have requested from each director and director nominee concerning his background, employment, affiliations and family relationships, as well as all other facts and circumstances that the board of directors deems relevant, including beneficial ownership of our common stock. We expect that our board of directors will determine that Mr. Hardie, Mr. Egan and Mr. Micali have no relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of directors and will determine that each of them is “independent” for purposes of the NYSE rules and Rule 10A-3.

Audit Committee

The audit committee of our board of directors consists of Mr. Hardie, Mr. Laws and Mr. Tayeh. We also expect to appoint Mr. Egan to our audit committee. Our board of directors has designated Mr. Hardie as an independent member and has determined that he qualifies as an “audit committee financial expert” as defined by the rules under the Exchange Act. Our audit committee held four meetings during fiscal 2009. The background and experience of each of our audit committee members is set forth above. The audit committee makes recommendations to our board of directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors, and reviews and evaluates our audit and control functions. Mr. Tayeh is expected to resign from the Audit Committee upon the closing of this offering.

Prior to the listing of our common stock on the NYSE, our board of directors will adopt a written charter under which the audit committee will operate. A copy of the charter, which will satisfy the applicable standards of the SEC and the NYSE, will be available on our website at http://www.atd-us.com upon the closing of this offering.

Under the rules of the NYSE, our audit committee must consist of at least one independent member upon the listing of our common stock on the NYSE, a majority of independent members within 90 days after the listing of our common stock on the NYSE and only independent members within one year of the listing of our common stock on the NYSE. Because our audit committee will consist of one or more non-independent directors upon the closing of this offering, we are relying on the exemption provided by Rule 10A-3(b)(1)(iv)(A) under the Exchange Act. Under that exemption, at least one member of our audit committee must be independent on the effective date of this registration statement, a majority of the members of our audit committee must be independent within 90 days after the effective date of this registration statement and all members of our audit committee must be independent within one year after the effective date of this registration statement. We expect to have at least one independent member upon the listing of our common stock on the NYSE and the effectiveness of the registration statement, and we intend to be in compliance with the other applicable independence rules when required.

Compensation Committee

The compensation committee of our board of directors consists of Mr. Tayeh and Mr. Hardie. Our board of directors has designated Mr. Hardie as an independent member. Our compensation committee held two meetings during fiscal 2009. The compensation committee oversees our compensation plans and organizational matters. Such oversight includes decisions regarding executive management salaries, incentive compensation, long-term compensation plans and equity plans for our employees and consultants.

Prior to the listing of our common stock on the NYSE, our board of directors will adopt a written charter under which the compensation committee will operate. A copy of the charter will be available on our website at http://www.atd-us.com upon the closing of this offering.

Compensation Committee Interlocks and Insider Participation

During fiscal 2009, David Tayeh and Donald Hardie served on the compensation committee of our board of directors, which reviewed and recommended executive compensation for the named executive officers and our other executives. All compensation recommendations of the compensation committee were reviewed by and subject to the approval of our full board of directors.

Code of Conduct

We have adopted a code of conduct that applies to all of our employees, including our principal executive officer and principal financial officer. A copy of our code of conduct is available, free of charge, upon written request sent to the legal department at our corporate offices located at 12200 Herbert Wayne Court, Suite 150, Huntersville, NC 28078. We also expect to make our code of conduct available free of charge on our website at http://www.atd-us.com upon the closing of this offering.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion & Analysis

This section provides an overview and analysis of our compensation program and policies, the material compensation decisions made under those programs and policies, and the material factors considered in making those decisions. This section also includes a series of tables containing specific information about the compensation earned in fiscal 2009 by the following individuals, referred to as our named executive officers:

•	William E. Berry, President and Chief Executive Officer;

•	Richard P. Johnson, Former Chief Executive Officer and Chairman;

•	J. Michael Gaither, Executive Vice President and General Counsel;

•	David L. Dyckman, Executive Vice President and Chief Financial Officer;

•	Daniel K. Brown, Executive Vice President of Sales; and

•	Phillip E. Marrett, Executive Vice President of Procurement.

The discussion below is intended to help you understand the detailed information provided in those tables and put that information into context within our overall compensation program. On April 1, 2009, Mr. Berry, who was previously our President, was elevated to Chief Executive Officer. At that time, Mr. Johnson retired as Chief Executive Officer, remaining on our board of directors as non-executive chairman.

Compensation Philosophy and Objectives

Our compensation committee is charged by the board of directors with establishing and reviewing the compensation programs for the named executive officers. Our overall goal in compensating executive officers is to attract, retain and motivate key executives of superior ability who are critical to our future success. We believe that both short-term and long-term incentive compensation paid to executive officers should be directly aligned with our performance, and that compensation should be structured to ensure that a significant portion of executives’ compensation opportunities is directly related to achievement of financial and operational goals and other factors that impact stockholder value.

Our compensation decisions with respect to executive officer salaries, annual incentives and long-term incentive compensation opportunities are influenced by: (i) our executive’s level of responsibility and function, (ii) our overall performance and profitability and (iii) our assessment of the competitive marketplace. Our philosophy is to focus on total direct compensation opportunities through a mix of base salary, annual cash bonus and long-term incentives, including stock-based awards.

We also believe that the best way to directly align the interests of our executives with the interests of our stockholders is to make sure that our executives retain an appropriate level of equity ownership throughout their tenure with us. Our compensation program pursues this objective through our equity-based long-term incentive awards.

These programs are continually evaluated for effectiveness in achieving our stated objectives as well as to reflect the economic environment within which we operate. In this vein, recent events roiling the world’s economies provide a backdrop for the continued review of our compensation strategies. Accordingly, we adjusted shorter term compensation and incentives to help manage through the difficult 2009 economic environment while at the same time addressing alternative long-term strategies to reward long-term success and execution. This included freezing all wages and compensation effective January 4, 2009, the first day of our 2009 fiscal year.

Overview of Executive Compensation Components

Our executive compensation program consists of several compensation elements, as illustrated in the table below.

Pay Element	What the Pay Element Rewards	Purpose of the Pay Element

Base Salary	• Core competence of the executive relative to skills, experience and contributions to us	• Provides fixed compensation based on competitive market practice
Annual Cash Incentive	• Contributions toward our achievement of specified Adjusted EBITDA (1) and other key performance criteria
•     Provides focus on meeting annual goals that lead to our long-term success
•     Provides annual performance-based cash incentive compensation
•     Motivates achievement of critical annual performance metrics

Long-Term Incentives	Stock Option Program • Vesting program based primarily on achievement of specified Adjusted EBITDA targets, thereby aligning executive’s interests with those of stockholders	• Executive focus on our performance • Executive ownership of our security • Retention of the executives
• Continued employment with us during a 5-year vesting period
Retirement Benefits	• Our executive officers are eligible to participate in employee benefit plans available to our eligible employees, including both tax qualified and nonqualified retirement plans	• Provides a tax-deferred retirement savings alternative to certain eligible executives

•     The Deferred Compensation Plan is a nonqualified plan comprised of a voluntary deferral program that allows the named executive officers to defer a portion of their annual salary and bonus and a noncontributory program that provides for certain contributions to be made on behalf of certain executives by us according to a Board approved schedule. Effective January 4, 2009, we suspended contributions to this plan for fiscal 2009. While our funds are set aside to fund this plan, they remain available to our general creditors

Pay Element	What the Pay Element Rewards	Purpose of the Pay Element

Welfare Benefits
•     Executives participate in employee benefit plans generally available to our employees, including medical, health, life insurance and disability plans
•     Continuation of welfare benefits may occur as part of severance upon certain terminations of employment
•     In addition, we sponsor an executive medical program for our executive officers, which provides for reimbursement for certain executive officers and eligible dependents for medical expenses not covered by the Group Medical Plan
• These benefits are part of our broad-based total compensation program • We believe we benefit from these perquisites by encouraging our executive officers to protect their health
Additional Benefits and Perquisites	• Certain executive officers: One club membership • Vehicle Allowance	• Consistent with offering our executives a competitive compensation program
Termination Benefits
•     Termination benefits are agreements with certain officers, including our named executive officers. The agreements provide severance benefits if an officer’s employment is terminated without cause or the officer leaves for good reason, each defined in the agreements
• Termination benefits are designed to retain executives and provide continuity to management

(1)	We evaluate liquidity based on several factors, including a measure we refer to as Adjusted EBITDA and which we referred to as Indenture EBITDA in our past filings under the Securities Exchange Act of 1934, or Exchange Act. Neither Adjusted EBITDA nor the ratios based on Adjusted EBITDA presented herein comply with U.S. GAAP because Adjusted EBITDA is adjusted to exclude certain cash and non-cash items. The ratio of Adjusted EBITDA to consolidated interest expense is also used in certain of the covenants in the indentures governing our three series of senior notes. Adjusted EBITDA, which is referred to as consolidated cash flow in the indentures, represents earnings before interest, taxes, depreciation and amortization and the other adjustments set forth below permitted in calculating covenant compliance under the indentures governing our senior notes. We believe that the inclusion of this supplementary information is necessary for investors to understand our ability to engage in certain corporate transactions in the future under the indentures. The indentures governing our three series of outstanding notes limit, among other things, our ability to incur additional debt (subject to certain exceptions including debt under our revolving credit facility), issue preferred stock (subject to certain specified exceptions), make certain restricted payments or investments or make certain purchases of our stock, unless the ratio of our Adjusted EBITDA to consolidated interest expense (as defined in the indentures), each calculated on a pro forma basis for the proposed transaction, would have been at least 2.0 to 1.0 for the four fiscal quarters prior to the proposed transaction. Adjusted EBITDA should not be considered an alternative to, or more meaningful than, cash flow provided by (used in) operating activities as determined in accordance with GAAP. Adjusted EBITDA as presented by us may not be comparable to similarly titled measures reported by other companies. See “Management’s Discussion and Analysis — Indebtedness — Adjusted EBITDA” for a reconciliation of the most directly comparable GAAP measure, net cash provided by (used in) operating activities to Adjusted EBITDA.

The use of these programs enables us to reinforce our pay for performance philosophy, as well as strengthen our ability to attract and retain highly qualified executives. We believe that this combination of programs provides an appropriate mix of fixed and variable pay, balances short-term operations performance with long-term stockholder value, and encourages executive recruitment and retention.

Determination of Appropriate Pay Levels

Pay Philosophy and Competitive Standing

In general, we seek to provide an overall compensation package that rewards for performance above our targets. Our executive compensation package consists of salary, target annual bonus and long-term incentives, as well as additional benefits and perquisites. To achieve competitive positioning for the annual cash compensation component, we set base salaries to be competitive but provide high target annual bonus opportunities. Thus, our compensation is focused less on fixed pay and more on performance-based opportunities, while still remaining competitive overall. Targeted annual cash bonus opportunities are based on, among other things, our budgeted annual Adjusted EBITDA goals and other factors, which may fluctuate from year to year.

The compensation committee focuses on the executive’s tenure, individual performance and changes in responsibility as well as our overall annual budget goals. Additionally, the compensation committee ensures that compensation paid is consistent with such factors as change in cost of living.

2009 Base Salary

Base salary levels reflect a combination of factors including the executive’s experience and tenure, our overall annual budget, the executive’s individual performance and changes in responsibility. The compensation committee reviews salary levels annually using these factors. We do not target base salary at any particular percent of total compensation.

The Chief Executive Officer participates with other senior management in preparing salary recommendations for the compensation committee, including that of the Chief Executive Officer. These recommendations are reviewed, modified and approved by the compensation committee and submitted to the board of directors for final ratification. In fiscal 2009, there were no base pay increases granted to Messrs. Gaither, Dyckman, Brown or Marrett. Mr. Berry’s salary was increased to $500,000 in connection with his appointment as Chief Executive Officer in April 2009 to reflect the increased responsibilities and duties commensurate with that position.

2009 Annual Incentive Plan

Our annual incentive plan, which we refer to as the annual incentive plan, provides our executive officers an opportunity to earn annual cash bonuses based on our achievement of certain pre-established performance goals. As in setting base salaries, we consider a combination of factors in establishing the annual target bonus opportunities for our named executive officers. Budgeted Adjusted EBITDA is a primary factor, as target bonus opportunities are adjusted annually when we set our budgeted Adjusted EBITDA goals for the year. We do not target annual bonus opportunities at any particular percentage of total compensation.

Payment under the annual incentive plan for fiscal 2009 was based on achievement of performance goals relating to Adjusted EBITDA, which we believe has a strong correlation with stockholder value, and other key performance criteria. We set the Adjusted EBITDA goals for fiscal 2009 bonus opportunities at levels that are intended to reflect improvement in performance over the prior fiscal year, specific market conditions and better-than-average growth within our competitive industry.

Once our performance goals have been set and approved, the compensation committee then sets a bonus pool for all executives covered by the annual incentive plan, whose size is equal to a designated percentage of Adjusted EBITDA actually achieved by us. No bonus pool is funded if actual performance falls below 95% of the Adjusted EBITDA goal. The pool grows pro-rata for actual performance between 95% and 100% of the Adjusted EBITDA goal. Above 100% of the Adjusted EBITDA goal, the pool grows by approximately 40% of each incremental Adjusted EBITDA dollar.

For fiscal 2009, the targeted bonus pool was $5.8 million, subject to adjustment, based upon an Adjusted EBITDA target of $102.3 million. In fiscal 2009, we achieved 98.7% of the Adjusted EBITDA goal, which resulted in a total bonus pool paid of $4.9 million.

The bonus pool is divided among participants in the annual incentive plan based on each participant’s designated percentage of the bonus pool, which percentages are established by the compensation committee. The percentage of the bonus pool designated for each named executive officer for fiscal 2009 was: Mr. Berry, 17.5%; Messrs. Johnson, Gaither, Dyckman, Brown and Marrett, 5.0% each. Actual bonuses paid to the named executive officers are included in the Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation”. The compensation committee reserves the right to modify or change the annual incentive plan at any time in its sole discretion.

Stock Option Plans

We have adopted one stock option plan, the 2005 Management Stock Incentive Plan, which we refer to as the 2005 Plan, which is designed to attract, retain and motivate our and our subsidiaries’ directors, officers, employees and consultants. Substantially all of the options authorized under the plan have been granted with vesting schedules subject to certain performance-based goals. No annual grants of options under this plan are included as a component of the named executives’ compensation plan.

In connection with the Investcorp Group’s acquisition of our operations on March 31, 2005, we acquired 372,888 outstanding options to purchase ATDI common stock in exchange for nonqualified options, which we refer to as the rollover options, to purchase 33,199 shares of our Series A Common Stock, $0.01 par value per share. All rollover options granted under the 2005 Plan are fully vested.

The following table summarizes compensation for our named executive officers for fiscal years 2009, 2008 and 2007:

Summary Compensation Table for Fiscal 2007, 2008 and 2009

			Non-Equity
			Incentive Plan	All Other
	Fiscal	Salary	Compensation	Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)

William E. Berry(1)	2009	$480,769	$875,200	$29,305	$1,385,274
President and Chief Executive Officer	2008	375,000	548,500	56,260	979,760
	2007	350,000	806,929	55,762	1,212,691
Richard P. Johnson(1)	2009	315,385	250,100	37,332	602,817
Former Chief Executive Officer and	2008	550,000	916,100	68,500	1,534,600
Chairman	2007	550,000	1,344,882	66,328	1,961,210
J. Michael Gaither	2009	290,000	250,100	33,654	573,754
Executive Vice President, General	2008	290,000	250,300	57,497	597,797
Counsel and Secretary	2007	280,000	369,843	54,816	704,659
David L. Dyckman	2009	290,000	250,100	18,041	558,141
Executive Vice President and Chief	2008	290,000	250,300	23,313	563,613
Financial Officer	2007	260,000	369,843	21,130	650,973
Daniel K. Brown	2009	270,000	250,100	30,262	550,362
Executive Vice President of Sales	2008	270,000	250,300	50,787	571,087
	2007	260,000	369,843	47,482	677,325
Phillip E. Marrett(2)	2009	270,000	250,100	21,828	541,928
Executive Vice President of Procurement

(1)	Mr. Johnson retired as Chief Executive Officer and Mr. Berry was appointed Chief Executive Officer effective April 5, 2009.

(2)	Mr. Marrett was not a “named executive officer” of the Company during fiscal years 2008 and 2007 and therefore his compensation is not required to be reported for those years.

The following table contains a breakdown of the compensation and benefits included under “All Other Compensation” in the Summary Compensation Table above:

All Other Compensation from Summary Compensation Table for Fiscal 2007, 2008 and 2009

		Registrant
		Contributions
		to Non-
		Qualified
		Deferred			401K			Executive	Long-
	Fiscal	Compensation	Vehicle		Company	Club	Life	Medical	term
Name	Year	Plan	Allowance		Match	Dues	Insurance	Benefits	Disability	Total

William E. Berry	2009	$—	$16,800		$2,191	$6,006	$2,034	$1,064	$1,210	$29,305
	2008	20,000	16,800		10,250	5,544	1,319	1,522	825	56,260
	2007	20,000	16,800		7,723	5,544	2,350	2,245	1,100	55,762
Richard P. Johnson	2009	—	19,200		1,971	6,396	5,990	2,565	1,210	37,332
	2008	27,000	19,200		7,750	5,904	5,548	2,273	825	68,500
	2007	27,000	15,954	(1)	6,923	5,904	7,370	2,077	1,100	66,328
J. Michael Gaither	2009	—	16,800		1,797	6,000	3,310	4,537	1,210	33,654
	2008	17,000	16,800		10,250	6,000	1,622	5,000	825	57,497
	2007	17,000	16,800		7,500	6,000	1,416	5,000	1,100	54,816
David L. Dyckman	2009	—	14,400		1,673	—	758	—	1,210	18,041
	2008	—	14,400		7,750	—	338	—	825	23,313
	2007	—	14,400		5,400	—	230	—	1,100	21,130
Daniel K. Brown	2009	—	14,400		1,558	6,006	3,136	3,952	1,210	30,262
	2008	16,000	14,400		7,750	5,544	857	5,411	825	50,787
	2007	16,000	14,400		5,400	5,544	1,311	3,727	1,100	47,482
Phillip E. Marrett	2009	—	14,400		1,558	—	3,151	1,509	1,210	21,828

(1)	Includes $1,554 included in taxable wages with respect to personal use of a Company vehicle.

The following table sets forth certain information regarding the grant of plan-based awards made during fiscal 2009 to the named executive officers:

Grants of Plan-Based Awards for Fiscal 2009

	Estimated Future Payouts Under
	Non-Equity Incentive Plan Awards
	Threshold	Target	Maximum
Name	($)(1)	($)(2)	($)(3)

William E. Berry	$406,000	$1,015,000	—
Richard P. Johnson	116,000	290,000	—
J. Michael Gaither	116,000	290,000	—
David L. Dyckman	116,000	290,000	—
Daniel K. Brown	116,000	290,000	—
Phillip E. Marrett	116,000	290,000	—

(1)	Represents the minimum payment under the annual incentive plan if we achieve the threshold level of 95% of the Adjusted EBITDA goal.

(2)	Represents payments under the annual incentive plan if we achieve 100% of plan performance. In fiscal 2009, we did not meet plan targets, which resulted in lower payments. These payments are included in the Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation.”

(3)	There is no limit to the maximum amount payable under the annual incentive plan.

The following table provides information concerning unexercised options for the named executive officers as of January 2, 2010.

Outstanding Equity Awards at Fiscal 2009 Year End

	Number of		Number of
	Securities		Securities
	Underlying		Underlying		Option
	Unexercised		Unexercised		Exercise	Option
	Options (#)		Options (#)		Price	Expiration
Name	Exercisable		Unexercisable		($)	Date

William E. Berry	10,215	(a)	—		$15.73	06/12/12
	7,339	(b)	11,010	(b)	211.50	06/22/12
	—		6,304	(c)	211.50	06/22/12
Richard P. Johnson	15,323	(a)	—		15.73	06/12/12
	11,009	(b)	16,515	(b)	211.50	06/22/12
	—		9,456	(c)	211.50	06/22/12
J. Michael Gaither	7,661	(a)	—		15.73	06/12/12
	1,651	(b)	2,478	(b)	211.50	06/22/12
	—		1,418	(c)	211.50	06/22/12
David L. Dyckman	1,468	(b)	2,202	(b)	211.50	01/03/13
	—		1,261	(c)	211.50	01/03/13
Daniel K. Brown	1,468	(b)	2,202	(b)	211.50	06/22/12
	—		1,261	(c)	211.50	06/22/12
Phillip E. Marrett	1,468	(b)	2,202	(b)	211.50	06/22/12
	—		1,261	(c)	211.50	06/22/12

(a)	Represents rollover options that were granted to acquire outstanding options to purchase ATDI common stock. All rollover options granted under the 2005 Plan are fully vested.

(b)	Represents options that were granted under the 2005 Plan that vest upon meeting our specified performance goals or the occurrence of certain events.

(c)	Represents options that were granted under the 2005 Plan that vest in connection with any future sale of us upon the achievement of certain performance goals.

The following table sets forth information regarding the nonqualified deferred compensation plans, showing, with respect to each named executive officer, the aggregate contributions made by such executive officer during the fiscal year ended January 2, 2010, the aggregate value of withdrawals and distributions to the executive officer during the fiscal year ended January 2, 2010 and the balance of account as of January 2,

2010. We did not make contributions on behalf of the named executive officers to the nonqualified deferred compensation plan during fiscal 2009.

Nonqualified Deferred Compensation for Fiscal 2009

				Aggregate
	Executive	Aggregate	Aggregate	Balance at
	Contributions	Earnings	Withdrawals/	January 2,
	in 2009	in 2009	Distributions	2010
Name	($)(1)	($)(2)	($)	($)(3)

William E. Berry	$18,625	$87,237	$—	$354,583
Richard P. Johnson	423	50,330	—	284,714
J. Michael Gaither	168	1,028	—	278,492
David L. Dyckman	—	—	—	—
Daniel K. Brown	—	58,539	—	298,843
Phillip E. Marrett	—	12,387	—	150,559

(1)	Amounts in this column are included in the amounts reported as “Salary” or “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table for fiscal 2009 for each of the named executive officers.

(2)	Earnings on balances in the nonqualified deferred compensation plan equal the rate of return on investments elected by each participant in plan. These amounts are not included in the Summary Compensation Table because the earnings are credited at a market rate of return.

(3)	The amounts in the table below are also being reported as compensation in the Summary Compensation Table in the years indicated:

		Reported
	Fiscal	Amounts
Name	Year	($)

William E. Berry	2009	$18,625
	2008	75,269
	2007	46,301
Richard P. Johnson	2009	423
	2008	38,000
	2007	37,981
J. Michael Gaither	2009	168
	2008	17,000
	2007	21,514
David L. Dyckman	2009	—
	2008	—
	2007	—
Daniel K. Brown	2009	—
	2008	16,000
	2007	16,000
Phillip E. Marrett	2009	—

Potential Payments upon Termination

Employment Agreements

We have entered into employment agreements with each of Messrs. Berry, Johnson, Gaither, Dyckman Brown and Marrett providing for the payment of an annual base salary and bonus opportunities, as well as participation by each of them in the benefit plans and programs generally maintained by us for senior executives from time to time.

We or the employee may terminate the applicable employment agreement at any time. Upon termination of employment for any reason other than for “cause,” the employee is entitled to receive (1) a basic termination payment equal to (i) his base salary earned through the date of termination and (ii) the previous year’s bonus if the termination is after December 31 and before bonus has been awarded; and (2) continuation of health benefits for a specified period of time after termination of employment at the same rate that was paid by the employee before termination of employment. In addition, if we terminate the employee without “cause” or if the employee resigns for “good reason” (each as defined in his employment agreement), then he is entitled to an additional severance payment based on a multiple of his base salary and plan bonus.

The specific severance payments and continuation periods for health benefits for the named executive officers are as follows:

•	Mr. Berry is entitled to receive: (i) a monthly sum equal to his monthly base salary in effect at such time plus $25,000 for a period of two years and (ii) continuation of health benefits for Mr. Berry and his family until he reaches the age of 65.

•	Mr. Johnson is entitled to receive a monthly sum equal to his monthly base salary in effect at such time plus $41,667.67 for a period of three years. In addition, Mr. Johnson and his family are entitled to continued health benefits until he reaches the age of 65.

•	Mr. Gaither is entitled to receive: (i) a monthly sum equal to his monthly base salary in effect at such time plus $22,222.22 for a period of 18 months and (ii) continuation of health benefits at the same rate previously paid by Mr. Gaither for a period of 18 months.

•	Mr. Dyckman is entitled to receive: (i) a monthly sum equal to his monthly base salary in effect at such time plus $20,833.34 for a period of 12 months and (ii) continuation of health benefits for a period of 12 months.

•	Mr. Brown is entitled to receive: (i) a monthly sum equal to his monthly base salary in effect at such time plus $20,833.33 for a period of 12 months and (ii) continuation of health benefits for a period of 12 months.

•	Mr. Marrett is entitled to receive: (i) a monthly sum equal to his monthly base salary in effect at such time plus $19,583.33 for a period of 12 months and (ii) continuation of health benefits for a period of 12 months.

The employment agreements each contain confidentiality and non-compete provisions.

Payment Summary

The tables below reflect the amount of compensation payable to each named executive officer in the event of termination of the executive’s employment for various reasons. The table does not include nonqualified deferred compensation for which the named executive officers are fully vested or payments that would be made to a named executive officer under benefit plans or employment terms generally available to other salaried employees similarly situated, such as group life or disability insurance. The amounts shown assume termination of employment or a change in control as of January 2, 2010, the last day of our 2009 fiscal year.

			Termination
		Termination	for Cause or
		without Cause or	Resignation	Death or	Change in
		Resignation for	without Good	Disability	Control
Name	Payments upon Termination	Good Reason	Reason	(1)	(2)

William E. Berry	Severance and Noncompetition Agreement	$1,600,001	$—	$—	$—
	Bonus	875,200	875,200	875,200	—
	Health Benefits	197,875	—	—	—

	Total	$2,673,076	$875,200	$875,200	$—

Richard P. Johnson	Severance and Noncompetition Agreement	$2,100,037	$—	$—	$—
	Bonus	250,100	250,100	250,100	—
	Health Benefits	59,363	—	—	—

	Total	$2,409,500	$250,100	$250,100	$—

J. Michael Gaither	Severance and Noncompetition Agreement	$835,001	$—	$—	$—
	Bonus	250,100	250,100	250,100	—
	Health Benefits	22,906	—	—	—

	Total	$1,108,007	$250,100	$250,100	$—

David L. Dyckman	Severance and Noncompetition Agreement	$540,001	$—	$—	$—
	Bonus	250,100	250,100	250,100	—
	Health Benefits	19,788	—	—	—

	Total	$809,889	$250,100	$250,100	$—

Daniel K. Brown	Severance and Noncompetition Agreement	$520,000	$—	$—	$—
	Bonus	250,100	250,100	250,100	—
	Health Benefits	19,788	—	—	—

	Total	$789,888	$250,100	$250,100	$—

Phillip E. Marrett	Severance and Noncompetition Agreement	$505,000	$—	$—	$—
	Bonus	250,100	250,100	250,100	—
	Health Benefits	15,271	—	—	—

	Total	$770,371	$250,100	$250,100	$—

(1)	In the event of the death or disability of a named executive officer, the named executive officer will receive benefits under our disability plan or payments under our life insurance plan, as appropriate. These payments are generally available to all employees and are therefore not included in the above table.

(2)	We do not provide our named executive officers with change in control benefits. If a named executive officer was terminated following a change in control, such officer would receive payments pursuant to the employment and severance agreements described above.

Compensation of Directors

During fiscal year 2009, the following compensation was paid to James Hardymon, Donald Hardie, and James Micali, the directors receiving a fee for service who are otherwise not employees of ours or representatives of our shareholders:

	Fees Earned	Option
	or Paid in Cash	Awards	Total
Name	($)	($)	($)

James F. Hardymon(1)	$50,000	$—	$50,000
Donald Hardie	50,000	—	50,000
James M. Micali(2)	50,000	188,047	238,047

(1)	During fiscal 2008, Mr. Hardymon was granted options to purchase 800 shares of Series A Common Stock and all of these options remained outstanding as of January 2, 2010. The option award had a grant date fair value of $128,902.

(2)	During fiscal 2009, Mr. Micali was granted options to purchase 1,000 shares of Series A Common Stock and all of these options remained outstanding as of January 2, 2010. The option award had a grant date fair value of $188,047.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2009, David Tayeh and Donald Hardie served on a compensation committee of our board of directors, which reviewed and recommended executive compensation for the named executive officers and our other executives. All compensation recommendations of the executive committee were reviewed by and subject to the approval of our full board of directors.

Indemnification of Officers and Directors

Our articles of incorporation provide for the release of any person serving as our director from liability to us or our stockholders for damages for breach of fiduciary duty and for the indemnification by us of any person serving as a director, officer, employee or agent or other authorized person to the fullest extent permissible under the Delaware General Corporation Law. We expect to enter into customary indemnification agreements with each of our directors and executive officers. In addition, we have purchased a directors’ and officers’ insurance policy covering our officers and directors for liabilities that they may incur as a result of any action, or failure to act, by such officers and directors in their capacity as officers and directors.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Investcorp and the other members of the Control Group, acting through ATDH, acquired ATDI in an acquisition completed on March 31, 2005. Pursuant to a merger agreement dated as of February 4, 2005 and amended and restated on March 7, 2005, ATD MergerSub, Inc., a subsidiary of ATDH, merged with and into ATDI. ATDI continued as the surviving corporation with ATDH as its sole stockholder. Both immediately before and immediately after this merger, ATDH was controlled by the Control Group.

Stockholders Agreement

On March 31, 2005, ATDH and the members of the Control Group entered into a stockholders agreement that contains agreements with respect to the election of directors, restrictions on the sale, issuance or transfer of shares and special corporate governance provisions. The stockholders agreement will terminate automatically upon the closing of this offering and our listing on the NYSE.

Prior to the closing of this offering, ATDH and the members of the Control Group expect to enter into a new stockholders agreement that will be in effect after the closing of this offering. That stockholders agreement will contain agreements with respect to the election of directors, restrictions on the sale, issuance or transfer of shares and special corporate governance provisions, including:

•	Board Designation Rights. Investcorp, Berkshire and Greenbriar each will have the right to designate members to our board of directors, and the parties to the agreement will agree to vote to elect such director designees.

•	Registration Rights. The parties to the agreement will have the right under certain circumstances to require us to register shares of our common stock held by them.

•	Transfer Restrictions. The agreement will limit the extent to which the parties may sell or otherwise transfer their interests to anyone who is not already a party to the agreement or an affiliate of a party to the agreement.

•	Informational Rights. The agreement will require us to provide the parties with access to certain information about our business and certain of our corporate records.

Warrants

In March 2005, in connection with the acquisition of ATDI, ATDH issued warrants to The 1818 Mezzanine Fund II, L.P. in exchange for $4.6 million in cash less related transaction costs of $0.1 million. The warrants entitle the holders to acquire up to 21,895 shares of our Series A Common Stock (or a successor security) at $0.01 per share. The warrants expire on September 30, 2015. We have recorded these warrants at fair value and have presented them as a component of stockholders’ equity at January 3, 2009 and December 29, 2007.

Redeemable Preferred Stock

In connection with its acquisition of ATDI, we issued 20,000 shares of our Redeemable Preferred Stock to The 1818 Fund in exchange for $15.4 million in cash less related transaction costs of $0.5 million. The Redeemable Preferred Stock has a stated value of $1,000 per share and entitles holders to receive, when and if declared by the board of directors, cumulative dividends, payable in cash, at an annual rate of 8.0%. The dividends and accretion of the carrying amount to the redemption amount are recorded as interest expense in our consolidated statements of operations. Our board of directors is not obligated to declare dividends and the preferred stock provides no monetary penalties for a failure to declare dividends. The Redeemable Preferred Stock may be redeemed by us at any time, and we must redeem it upon the later of a change of control of us or at its maturity in 2015. Our Redeemable Preferred Stock is classified as a noncurrent liability in the accompanying consolidated balance sheets in accordance with FASB authoritative guidance related to accounting for certain financial instruments with characteristics of both liabilities and equity. We intend to redeem all of our redeemable preferred stock using the proceeds of this offering. See “Use of Proceeds”.

Related Party Transactions

Related Party Transaction Policy

We do not currently have a formal, written policy or procedure for the review and approval of related party transactions. We expect that prior to the closing of this offering our board of directors will adopt a policy requiring our officers and directors to disclose to our board of directors any material interests they have in a transaction prior to such transaction being approved by our board of directors.

Redeemable Preferred Stock and Warrants

In connection with the acquisition of ATDI, ATDH issued 20,000 shares of our Redeemable Preferred Stock and warrants to acquire up to 21,895 shares of ATDH Series A Common Stock at $.01 per share to The 1818 Fund. Joseph P. Donlan, a member of the ATD’s board of directors, is a Managing Director of Brown Brothers Harriman & Co., The 1818 Fund’s general partner.

Deferred Financing Fees

Advisory fees of $13.9 million were paid to Investcorp and its affiliates, Berkshire Partners and Greenbriar Equity Group, in connection with our amended revolving credit facility and the issuance of the senior notes and Redeemable Preferred Stock at the time of ATDH’s acquisition of ATDI. These fees are recorded as debt issuance costs in the accompanying consolidated balance sheets and are being amortized over the life of the respective debt.

Management Advisory Fees

Management advisory fees of $8.0 million were paid to one or more of Investcorp and its co-sponsors (or their respective affiliates) at the closing of the acquisition of ATDI for services to be rendered over a period of five years following the date of the acquisition. This payment is being amortized pursuant to the terms of the agreement and on a basis consistent with the services provided. We recorded amortization expense of $0.5 million during fiscal years 2009, 2008 and 2007. Approximately $0.1 million remains unamortized as of January 2, 2010.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as to the beneficial ownership of our common stock as of March 17, 2010, and after giving effect to the sale of the common stock offered hereby, by (i) the selling stockholders assuming the underwriters exercise their option to purchase shares to cover overallotments in full, assuming the overallotment shares are offered at $      per share (the midpoint of the price range set forth on the cover of this prospectus), (ii) each person or group who is known to us to own beneficially more than 5% of the outstanding shares of our common stock, (iii) each director and named executive officer and (iv) all directors and executive officers as a group. Percentage of beneficial ownership prior to this offering is based on 999,528 shares of common stock outstanding as of March 17, 2010. Unless otherwise noted, these persons may be contacted at our executive offices and, to our knowledge, have sole voting and investment power over the shares listed. We expect that immediately following the initial public offering we will have          shares of common stock outstanding.

The selling stockholders that participate in the distribution of the securities may be deemed to be “underwriters” as defined by the Securities Act, and any discounts, concessions or commissions received by them from us, and any profit on the resale of the securities by them, may be deemed to be underwriting discounts and commissions under the Securities Act. Further, because the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act.

As indicated in the table below, certain of our stockholders have entered into a stockholders agreement with respect to the shares of our capital stock that they beneficially own. See “Certain Relationships and Transactions — Stockholders Agreement.” All such stockholders may be deemed to be a control group for such purposes, and all such shares may be deemed beneficially owned by such group. Because we believe that it more accurately reflects ownership of our capital stock, this table does not reflect shares which may be deemed to be beneficially owned by any entity solely by virtue of the stockholders agreement.

	Shares		Shares Offered
	Beneficially		Assuming	Shares Beneficially Owned After this
	Owned		Overallotment is	Offering Assuming
	Prior to this		Exercised	the Overallotment Option is Exercised
	Offering(1)		in Full(2)	in Full
Name	Number	%	Number	Number %

1818 Mezzanine Fund(3)	21,895.0000	2.1
Berkshire(4)	224,586.0000	22.5
Greenbriar(5)	82,742.0000	8.3
Investcorp S.A.(6)	227,082.8600	22.7
SIPCO Limited(7)	227,082.8600	22.7
American Tire Holdings T3 Limited(8)	27,656.5436	2.8
American Tire Holdings T3.5 Limited(8)	13,032.6728	1.3
American Tire Holdings T5 Limited(8)	18,912.5296	1.9
ATD Equity Limited(8)	82,242.2260	8.2
ATD IIP Limited(8)	36,370.2492	3.6
ATD International Limited(8)	63,284.2336	6.3
ATD Investments Limited(8)	63,284.2336	6.3
Archdale Limited(9)	107.9614	*
Ballet Limited(10)	138.0000	*
Carthage Limited(9)	107.9614	*
Denary Limited(10)	138.0000	*
Fuquay Limited(9)	107.9614	*
Gleam Limited(10)	138.0000	*
GPF American Tire Holdings Limited(8)	63,041.7652	6.3

	Shares		Shares Offered
	Beneficially		Assuming	Shares Beneficially Owned After this
	Owned		Overallotment is	Offering Assuming
	Prior to this		Exercised	the Overallotment Option is Exercised
	Offering(1)		in Full(2)	in Full
Name	Number	%	Number	Number %

Highlands Limited(10)	138.0000	*
Investcorp 2005 ATD Holdings Portfolio L.P.(8)	97,371.0000	9.7
Investcorp Coinvestment Partners II L.P.(11)	28,368.0000	2.8
Investcorp Investment Equity Limited(12)	120.0000	*
Noble Limited(10)	138.0000	*
Outrigger Limited(10)	138.0000	*
Parkwood Limited(9)	107.9614	*
Quill Limited(10)	138.0000	*
Radial Limited(10)	138.0000	*
Shoreline Limited(10)	138.0000	*
Tire Equity Limited(8)	63,284.2336	6.3
Tire Holdings Limited(8)	63,284.2336	6.3
Tire Investments Limited(8)	63,284.2336	6.3
Zinnia Limited(10)	138.0000	*

Richard P. Johnson(13)	31,838.0000	3.1
William E. Berry(13)	21,225.0000	2.1
J. Michael Gaither(13)	10,139.0000	*
Daniel K. Brown(14)	4,566.0000	*
Phillip E. Marrett(14)	4,566.0000	*
David L. Dyckman(13)	2,202.0000	*
Joseph P. Donlan(3)	21,895.0000	2.1
Donald Hardie	—	—
James Hardymon	533.0000	*
Christopher Laws(15)	—	—
James Micali	333.0000	*
D. Randolph Peeler(16)	—	—
David Tayeh(17)	—	—
All of our directors and executive officers as a group (13 persons)(18)	97,297.0000	8.9

*	Represents less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of March 17, 2010 are deemed outstanding for the purposes of computing the beneficial ownership of any person. These shares, however, are not considered outstanding when computing the percentage ownership of any other person.

(2)	These shares of common stock will be sold only if the overallotment option is exercised in full. The shares to be sold are only listed for the company that will actually receive the proceeds of the sale of the footnotes continued on following page

shares and are not also listed with respect to each company that is deemed to be the beneficial owner of such shares.

(3)	Represents 21,895 shares of Series A common stock issuable upon the exercise of warrants. These warrants will become exercisable for 21,895 shares of our common stock upon the closing of this offering. Mr. Donlan is the co-manager of The 1818 Mezzanine Fund, L.P. and in that capacity will have authority to exercise investment power over the shares.

(4)	Of these shares, 2,617 shares are owned directly by Berkshire Investors LLC and 221,969 shares are owned directly by Berkshire Fund VI Limited Partnership. Immediately prior to the closing of this offering, these shares will be held as Series B Common Stock. These shares will convert to shares of our common stock on a one-to-one basis upon the closing of this offering. Berkshire Fund VI, Limited Partnership (“Berkshire Fund VI”) holds 221,969 shares of our Series B Common Stock, and Berkshire Investors LLC (“Investors”) holds 2,617 shares of our Series B Common Stock. The business address for these stockholders is c/o Berkshire Partners LLC, 200 Clarendon Street, Boston, MA 02116. Sixth Berkshire Associates LLC, a Massachusetts limited liability company (“Sixth Berkshire”), is the general partner of Berkshire Fund VI. The managing members of Sixth Berkshire are Michael C. Ascione, Bradley M. Bloom, Jane Brock-Wilson, Kevin T. Callaghan, Carl Ferenbach, Christopher J. Hadley, Lawrence S. Hamelsky, Ross M. Jones, Richard K. Lubin, D. Randolph Peeler, and Robert J. Small (the “Sixth Berkshire Principals” and together with Joshua A. Lutzker, the “Berkshire Principals”). The Berkshire Principals are the managing members of Investors and Berkshire Partners. This beneficial owner is a party to the stockholders agreement.

(5)	Of these shares, 1,617 shares are owned directly by Greenbriar Coinvestment Partners, L.P. and 81,125 shares are owned directly by Greenbriar Equity Funds L.P. Immediately prior to the closing of this offering, these shares will be held as Series B Common Stock. These shares will convert to shares of our common stock on a one-to-one basis upon the closing of this offering. The address for this beneficial holder is c/o Greenbriar Equity Group LLC, 555 Theodore Fremd Avenue, Suite A-201, Rye, New York 10580. This beneficial owner is a party to the stockholders agreement.

(6)	Investcorp S.A. does not directly own any of our stock but may be deemed to share beneficial ownership as described below. The number of shares of stock shown as owned by Investcorp S.A. includes all of the shares owned by Investcorp Investment Equity Limited. Investcorp S.A. owns no stock in Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited, Zinnia Limited, Carthage Limited, Fuquay Limited, GPF American Tire Holdings Limited, Parkwood Limited, Archdale Limited or in the beneficial owners of these entities. Investcorp may be deemed to share beneficial ownership of the shares of stock held by these entities because the entities or their beneficial owners have entered into revocable management services or similar agreements with an affiliate of Investcorp, pursuant to which each such entity has granted such affiliate the authority to direct the voting and disposition of our voting stock owned by such entity for as long as such agreement is in effect. Investcorp’s address is 37 rue Notre-Dame, Luxembourg. The shares shown as owned by Investcorp S.A. also include all of the shares of Investcorp Coinvestment Partners II, L.P. and Investcorp 2005 ATD Holdings Portfolio L.P. because an affiliate of Investcorp acts as the general partner of each such entity. NA Investcorp LLC is a member of the Financial Industry Regulatory Authority, Inc. and an indirectly, wholly-owned subsidiary of Investcorp Bank B.S.C, which in turn is a subsidiary of Investcorp. NA Investcorp LLC will not participate in the offering.

(7)	Represents shares that may be beneficially owned by Investcorp and therefore may be beneficially owned by SIPCO Limited through its ownership of a majority of a company’s stock that indirectly owns a majority of Investcorp’s shares. SIPCO Limited’s address is Boundary Hall, Cricket Square, P.O. Box 1111, Grand Cayman KY1-1102, Cayman Islands.

(8)	Immediately prior to the closing of this offering, these shares will be held as Series A Common Stock. These shares will convert to shares of our common stock on a one-to-one basis upon the closing of this offering. The address for this beneficial owner is Boundary Hall, Cricket Square, P.O. Box 1111, Grand Cayman KY1-1102, Cayman Islands. This beneficial owner is a party to the stockholders agreement.

footnotes continued on following page

(9)	Immediately prior to the closing of this offering, these shares will be held as Series A Common Stock. These shares will convert to shares of our common stock on a one-to-one basis upon the closing of this offering. The address for this beneficial owner is Boundary Hall, Cricket Square, P.O. Box 2197, Grand Cayman KY1-1105, Cayman Islands. This beneficial owner is a party to the stockholders agreement.

(10)	Immediately prior to the closing of this offering, these shares will be held as Series D Common Stock. These shares will convert to shares of our common stock on a one-to-one basis upon the closing of this offering. The address for this beneficial owner is Boundary Hall, Cricket Square, P.O. Box 1111, Grand Cayman KY1-1102, Cayman Islands. This beneficial owner is a party to the stockholders agreement.

(11)	Immediately prior to the closing of this offering, these shares will be held as Series D Common Stock. These shares will convert to shares of our common stock on a one-to-one basis upon the closing of this offering. The address for this beneficial owner is Boundary Hall, Cricket Square, P.O. Box 1111, Grand Cayman KY1-1102, Cayman Islands.

(12)	Immediately prior to our initial public offering, these shares will be held as Series A Common Stock. These shares will convert to shares of our common stock on a one-to-one basis upon the closing of this offering. The address for this beneficial owner is c/o Investcorp International, Inc, 280 Park Avenue, 36th Floor, New York, NY 10017.

(13)	Represents shares of Series A common stock issuable upon the exercise of options. These options will become exercisable for shares of our common stock on a one-to-one basis upon the closing of this offering.

(14)	Includes 2,364 shares of Series A Common Stock held directly, which will convert to shares of our common stock on a one-to-one basis upon the closing of this offering, and 2,202 shares of Series A Common Stock issuable upon the exercise of options, which will become exercisable for shares of our common stock on a one-to-one basis upon the closing of this offering.

(15)	Mr. Laws is a Director of Greenbriar. Mr. Laws disclaims beneficial ownership over any shares beneficially owned by Greenbriar.

(16)	Mr. Peeler is a Managing Director of Berkshire. Mr. Peeler disclaims beneficial ownership over any shares beneficially owned by Berkshire.

(17)	Mr. Tayeh is a Managing Director of Investcorp. Mr. Tayeh disclaims beneficial ownership over any shares beneficially owned by Investcorp or the International Investors.

(18)	Includes 4,728 shares of Series A Common Stock held directly, which will convert to shares of our common stock on a one-to-one basis upon the closing of this offering, 70,674 shares of Series A Common Stock issuable upon the exercise of options and 21,895 shares of Series A Common Stock issuable upon the exercise of warrants held by The 1818 Mezzanine Fund, L.P. Mr. Donlan, a member of our board of directors, is the co-manager of The 1818 Mezzanine Fund, L.P. and in that capacity will have authority to exercise investment power over the shares. The shares of Series A Common Stock and the options will become exercisable for shares of our common stock on a one-to-one basis upon the closing of this offering.

DESCRIPTION OF INDEBTEDNESS

Revolving Credit Facility

In March 2005, we and our subsidiaries entered into an amended and restated credit agreement which, as subsequently amended, provides for a senior secured revolving credit facility of up to $400.0 million (of which up to $25.0 million may be utilized in the form of commercial and standby letters of credit), subject to a borrowing base formula. As of January 2, 2010, the outstanding balance on the revolving credit facility was $185.4 million, the amount available for additional borrowings was $182.5 million, and we had $7.9 million of letters of credit outstanding. The revolving credit facility matures on December 31, 2011.

The borrowing base under our revolving credit facility is equal to the lesser of: (i) the aggregate lender commitments ($400.0 million) minus certain specified reserves and (ii) (1) 85% of the lower of cost or market value of eligible accounts receivable plus (2) the lower of (x) 65% of the lower of cost or market value of eligible tire inventory or (y) 85% multiplied by a fraction, the numerator of which is the liquidation value of eligible tire inventory, and the denominator of which is the lower of cost or market value of the eligible tire inventory (subject to a floor of $230.0 million), plus (3) (x) 50% of the lower of cost or market value or (y) 85% multiplied by a fraction, the numerator of which is the liquidation value of eligible non-tire inventory, and the denominator of which is the lower of cost or market value of the eligible non-tire inventory, whichever is lower, of eligible non-tire inventory (subject to a floor of $45.0 million) minus (4) certain specified reserves. The borrowing base is capped at the greater of (i) $325.0 million or (ii) 85% of the aggregate book value of our accounts receivable plus 65% of the aggregate book value of our inventory, whichever is greater.

Borrowings under the revolving credit facility bear interest, at our option, at either a base rate, plus an applicable margin (which was 0.0% as of January 2, 2010) or a Eurodollar rate, plus an applicable margin (which was 1.3% as of January 2, 2010). At January 3, 2009 and January 2, 2010, borrowings under the revolving credit facility were at a weighted average interest rate of 3.6% and 1.7%, respectively. The applicable margin for the loans varies pursuant to a performance-based grid, as set forth in the revolving credit facility.

All obligations under the revolving credit facility are guaranteed by ATDH and each of ATDI’s existing and future direct and indirect domestic subsidiaries that are not direct obligors thereunder. Obligations under the revolving credit facility are collateralized by a pledge of substantially all assets of the obligors, including all shares of ATDI’s capital stock and that of ATDI’s domestic subsidiaries, subject to certain limitations.

The revolving credit facility contains customary covenants, including covenants that restrict ATDI and its subsidiaries’ ability to incur additional debt, grant liens, enter into guarantees, enter into certain mergers, make certain loans and investments, dispose of assets, prepay certain debt, declare dividends, modify certain material agreements or organizational documents relating to preferred stock or change the business we conduct. In addition, ATDH guarantees the obligations of its subsidiaries under the revolving credit facility, has pledged the stock of ATDI as collateral, and is subject to limitations under the guarantee on its ability to engage in actions other than those of a holding company, to incur indebtedness or liens, and to enter into guarantees. If the amount available for additional borrowing under the revolving credit facility falls below $35.0 million (subject to adjustments based on the outstanding amount of the loans), then ATDI and its subsidiaries would become subject to an additional covenant requiring them to meet a fixed charge coverage ratio of 1.0 to 1.0. As of January 3, 2009 and January 2, 2010, we had more than $35.0 million available to draw under the revolving credit facility and were therefore not subject to the additional covenant.

Senior Debt Obligations

Discount Notes

On March 31, 2005, ATDH issued our Discount Notes, which mature on October 1, 2013, at an aggregate principal amount at maturity of $51.5 million, generating net proceeds of approximately $40.0 million. The Discount Notes were issued at a substantial discount from their principal amount at maturity. Prior to April 1, 2007, no interest accrued on the Discount Notes. Since April 1, 2007, interest on the Discount Notes has accrued at a rate of 13.0% per annum, payable semi-annually in arrears on April 1 and October 1 of each year. The Discount Notes contain covenants that may limit our ability to engage in certain corporate transactions unless we meet a minimum Adjusted EBITDA to consolidated interest expense ratio. For information about the covenants applicable to the Discount Notes, see “— Adjusted EBITDA” below.

We may redeem the Discount Notes at any time upon not less than 30 nor more than 60 days notice at a redemption price of 103.0% of the principal amount if the redemption date occurs prior to April 1, 2010, and 101.0% of the principal amount if the redemption date occurs between April 1, 2010 and March 31, 2011 and 100.0% of the principal amount if the redemption date occurs on or after April 1, 2011. On April 1, 2010, if any Discount Notes are outstanding, we will be required to redeem 12.165% of each of the then outstanding Discount Notes’ principal amount at a redemption price of 100% of the principal amount of the portion of the Discount Notes so redeemed. Accordingly, for the year ended January 2, 2010, we have classified $6.3 million of the outstanding Discount Notes as current maturities of long-term debt within the accompanying consolidated balance sheets. We anticipate paying this principal repayment through the use of our revolving credit facility.

2013 Notes

On March 31, 2005, ATDI issued our 2013 Notes, which mature April 1, 2013, in an aggregate principal amount of $150.0 million, generating net proceeds of approximately $144.2 million. The 2013 Notes bear interest at a fixed rate of 10.75%. Interest on the 2013 Notes is payable semi-annually in arrears on April 1 and October 1 of each year. The 2013 Notes contain covenants that may limit our ability to engage in certain corporate transactions unless we meet a minimum Adjusted EBITDA to consolidated interest expense ratio. We may redeem the 2013 Notes at any time upon not less than 30 nor more than 60 days notice at a redemption price of 105.375% of the principal amount if the redemption date occurs prior to April 1, 2010, 102.688% of the principal amount if the redemption date occurs between April 1, 2010 and March 31, 2011 and 100.0% of the principal amount if the redemption date occurs on or after April 1, 2011. For information about the covenants applicable to the 2013 Notes, see “— Adjusted EBITDA.”

Floating Rate Notes

On March 31, 2005, ATDI issued our Floating Rate Notes, which mature April 1, 2012, in an aggregate principal amount of $140.0 million, generating net proceeds of approximately $134.5 million. The Floating Rate Notes bear interest at a floating rate equal to three-month LIBOR plus 6.25%, reset on January 1, April 1, July 1 and October 1 of each year. The interest rate applicable to the Floating Rate Notes ranged from 11.48% to 11.61% during fiscal 2007, 8.95% to 11.48% during fiscal 2008 and 6.54% to 7.69% during fiscal 2009. We may redeem the Floating Rate Notes at our option, at any time, in whole or in part, upon not less than 30 nor more than 60 days notice, at a redemption price of 100.0% of the principal amount, plus accrued and unpaid interest. The Floating Rate Notes contain covenants that may limit our ability to engage in certain corporate transactions unless we meet a minimum Adjusted EBITDA to consolidated interest expense ratio. For information about the covenants applicable to the Floating Rate Notes, see “— Adjusted EBITDA.”

Supplier Loan

In October 2006, we entered into a loan and purchase agreement with one of our suppliers. Under the terms of that agreement, the supplier agreed to loan us the aggregate principal amount of $6.0 million, which we refer to as the supplier loan. Proceeds from the supplier loan were received in the form of a credit against then current amounts due and payable to the supplier. Interest under the supplier loan is payable quarterly, in arrears, at a rate of 9% per year. The agreement defines certain levels of annual commitments that we must meet during each of calendar years 2006 through 2010. If we purchase all the required commitments, then the supplier will refund the interest paid by us for that calendar year. If we do not meet these purchase commitments, a calculated portion, representing the percentage shortfall in our committed purchase requirements, of the principal on the supplier loan shall be due and payable during the immediately succeeding calendar year. All unpaid principal and interest shall be paid in full on or before December 20, 2010. Accordingly, for fiscal 2009, we have classified the $6.0 million supplier loan as current maturities of long-term debt within the accompanying consolidated balance sheets. We anticipate paying this principal repayment through the use of our revolving credit facility. For fiscal 2007, 2008 and 2009, we met the purchase commitment requirements as specified in the supplier loan agreement.

Adjusted EBITDA

The indentures governing our three series of outstanding notes limit, among other things, our ability to incur additional debt (subject to certain exceptions including debt under our revolving credit facility), issue preferred stock (subject to certain specified exceptions), make certain restricted payments or investments or make certain purchases of our stock, unless the ratio of our Adjusted EBITDA to consolidated interest expense (as defined in the indentures), each calculated on a pro forma basis for the proposed transaction, would have been at least 2.0 to 1.0 for the four fiscal quarters prior to the proposed transaction.

Adjusted EBITDA should not be considered an alternative to, or more meaningful than, cash flow provided by (used in) operating activities as determined in accordance with GAAP. Adjusted EBITDA as presented by us may not be comparable to similarly titled measures reported by other companies. For the four fiscal quarters ended January 2, 2010, our ratio of Adjusted EBITDA to consolidated interest expense, each as calculated under the indentures governing our three series of outstanding notes, was 1.6 to 1.0. Because we currently do not satisfy the 2.0 to 1.0 Adjusted EBITDA to consolidated interest expense ratio contained in our three series of outstanding notes, we are currently limited in our ability to, among other things, incur additional debt (subject to certain exceptions including debt under our revolving credit facility), issue preferred stock (subject to certain specified exceptions), make certain restricted payments or investments and make certain purchases of our stock. See “Risk Factors — Risks Relating to Our Business — Our high level of indebtedness may adversely affect our financial condition, restrict our growth or place us at a competitive disadvantage.” These restrictions do not interfere with the day-to-day-conduct of our business. Moreover, the indentures do not require us to maintain any financial performance metric or ratio in order to avoid a default. For a discussion of our historical Adjusted EBITDA and a reconciliation from net cash provided by (used in) operating activities to Adjusted EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Adjusted EBITDA.”

DESCRIPTION OF CAPITAL STOCK, CERTIFICATE OF INCORPORATION AND BYLAWS

Our amended and restated certificate of incorporation, as in effect immediately prior to the closing of this offering, authorizes us to issue           shares, of which        shall be designated as common stock, par value $0.01 per share and        shall be designated as preferred stock, par value      per share. Our board of directors, without further approval of the stockholders, may establish the powers, preferences, rights, qualifications and limitations, including the dividend rights, dividend rates, conversion rights, conversion prices, voting rights and redemption rights, of any series of preferred stock and may authorize the issuance of any such series.

Common Stock

In addition to the series of common stock offered by this prospectus, we currently have three other series of common stock outstanding. Upon the closing of this offering, all outstanding shares of Series A, Series B and Series D Common Stock described above will automatically convert into shares of the same series as the common stock offered hereby. All outstanding shares of our common stock are fully paid and non-assessable, and the shares of common stock offered hereby, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and non-assessable.

Holders of the common stock offered hereby are entitled to one vote per share on all matters to be voted on by our stockholders. Holders of the common stock will not be entitled to vote on any amendment to our amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our amended and restated certificate of incorporation or pursuant to the DGCL.

Subject to the rights of any holders of preferred stock, in the event of our liquidation, holders of our common stock are entitled to share ratably in our assets legally available for distribution after the payment of our debts. The shares of common stock offered hereby have no preemptive, subscription, conversion or redemption rights. Subject to the rights of any holders of preferred stock, the holders of the common stock are entitled to receive dividends and distributions of cash or other rights or property as may be declared by our board of directors from time to time out of assets or funds legally available for such dividend payments.

Preferred Stock

In connection with ATDH’s acquisition of ATDI, ATDH issued 20,000 shares of our Redeemable Preferred Stock to The 1818 Fund. These are the only shares of our Redeemable Preferred Stock that are outstanding. We may redeem the Redeemable Preferred Stock at any time at a redemption price equal to $20.0 million, plus accumulated and unpaid dividends. We are required to redeem the Redeemable Preferred Stock upon a change of control or at its maturity in 2015. The Redeemable Preferred Stock entitles its holders to receive, when and if declared by our board of directors, cumulative dividends, payable in cash, at an annual rate of 8.0%. Our board of directors is not obligated to declare dividends, and the preferred stock provides no monetary penalties for a failure to declare dividends. We intend to fully redeem the Redeemable Preferred Stock after the closing of this offering.

Our board of directors, without any further vote or action by our stockholders, has the authority to issue up to an additional 480,000 shares of preferred stock from time to time, in one or more classes or series, on terms that it may determine, including among other things:

•	dividend rate;

•	liquidation preference;

•	whether or not the shares will be convertible into, or exchangeable for, any other securities; and

•	whether or not the shares will have voting rights, and, if so, the extent of the voting powers and the conditions under which the shares will vote as a separate class.

We believe that our board of directors’ ability to issue preferred stock on such a wide variety of terms will enable the preferred stock to be used for important corporate purposes, such as financing acquisitions or raising additional capital. However, were it inclined to do so, our board of directors could issue all or part of the preferred stock with, among other things, substantial voting power or advantageous conversion rights. This stock could be issued to persons deemed by our board of directors likely to support our current management in a contest for control of us, either as a precautionary measure or in response to a specific takeover threat. We have no current plans to issue preferred stock for any purpose.

Warrants

In connection with ATDH’s acquisition of ATDI, ATDH issued 21,895 warrants to The 1818 Fund for the purchase of an equivalent number of shares of our Series A Common Stock (or a successor security). The warrants may be exercised at any time at an exercise price of at $0.01 per share. The warrants expire on September 30, 2015.

Delaware Law

We expect that, upon the closing of this offering, our amended and restated certificate of incorporation will expressly state that we are not bound or governed by, or otherwise subject to, Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date on which the person becomes an interested stockholder, unless (i) prior to the time that the stockholder becomes an interested stockholder, the board of directors approves the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares held by directors who are also officers, and excluding shares held in employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) at or subsequent to the time the stockholder becomes an interested stockholder, the business combination is approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation, excluding shares held by the interested stockholder, at a meeting of stockholders (and not by written consent). For purposes of Section 203, “business combinations” include mergers, asset sales and certain other transactions resulting in a financial benefit to an stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within the past three years, has owned) 15% or more of the corporation’s voting stock.

Certificate of Incorporation and Bylaws

The following is a description of the material terms of our amended and restated certificate of incorporation and amended bylaws as each is anticipated to be in effect upon the closing of this offering. We also refer you to our amended and restated charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Various provisions of our amended and restated certificate of incorporation and bylaws, as in effect immediately prior to the closing of this offering, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

No Cumulative Voting.  The Delaware General Corporation Law provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly address cumulative voting.

Calling of Special Meetings of Stockholders.  Our bylaws provide that special meetings of our stockholders, unless otherwise provided by statute, may be called only by the Chairman of the board of directors, the Chief Executive Officer with the concurrence of a majority of the board of directors or by resolution of the board of directors.

Amendment of the Bylaws.  Our board of directors has the power to adopt, amend or repeal our bylaws. As a result, the board of directors, acting alone, may amend any and all provisions of our bylaws. The affirmative vote of at least two-thirds of our outstanding voting stock, voting together as a single class, will be required for stockholders to amend or repeal, or adopt any provision inconsistent with, any of our bylaws.

Amendment of Provisions in the Amended and Restated Certificate of Incorporation.  Our board of directors has the power to amend, alter, change or repeal any provision contained in our amended and restated certificate of incorporation. The affirmative vote of at least two-thirds of our outstanding voting stock, voting together as a single class, will be required for stockholders to amend or repeal, or adopt any provision inconsistent with, any provision of our amended and restated certificate of incorporation.

Classified Board of Directors.  Our amended and restated certificate of incorporation divides our board of directors into three classes of directors who are elected for three-year terms. Therefore, the full board of directors is not subject to re-election at each annual meeting of our stockholders. Additionally, directors may be removed for cause only with the approval of the holders of a majority of our outstanding voting stock. Directors may be removed without cause only with the approval of two-thirds of our outstanding voting stock.

Elimination of Stockholder Action by Written Consent.  Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Limits on Ability of Stockholders to Elect Directors.  Our board of directors has the sole right to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death, disqualification or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors.

Limitations on Liability and Indemnification of Officers and Directors.  The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breaches of fiduciary duty as a director, except for liability:

•	for any breach of a director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law for unlawful dividends, stock purchases or stock redemptions; or

•	for any transaction from which a director derived an improper personal benefit.

Our amended and restated certificate of incorporation provides for the indemnification by us of any person serving as a director, officer, employee or other agent to the fullest extent permissible under the Delaware General Corporation Law. In addition, we have purchased a directors’ and officers’ insurance policy covering our officers and directors for liabilities that they may incur as a result of any action, or failure to act, in their capacity as officers and directors. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage a stockholder from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might benefit us and our stockholders.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Authorized but Unissued Shares.  Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without the approval of holders of common stock. We may use these additional shares for a variety of corporate purposes, including future offerings to raise additional capital, corporate acquisitions and employee benefit plans.

Listing

We intend to list our shares on the NYSE under the symbol “ATD”.

Transfer Agent and Registrar

We expect American Stock Transfer & Trust Company to be the transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our common stock. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market after the restrictions lapse, or the possibility of such sales, could cause our stock price to fall or impair our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding           shares of our common stock, assuming that there are no exercises of outstanding options after          , 2010. All of the shares sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by our affiliates, as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the exemption under Rule 144 of the Securities Act described below.

After this offering and assuming no exercise of the overallotment option,          shares of our common stock held by existing stockholders will be restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which exemption is summarized below. These restricted securities are subject to the lock-up agreements described below until 180 days after the date of this prospectus.

Lock-Up Agreements

In connection with this offering, officers, directors, employees and stockholders, who together held an aggregate of approximately     % of the outstanding shares of our common stock as of          , 2010 have agreed, subject to limited exceptions, not to directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. For additional information, see “Underwriting.”

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations, subject to the availability of current public information about us.

The six month holding period increases to one year for sales occurring prior to 90 days after the date of this prospectus. However, a non-affiliate who has beneficially owned shares for at least one year will not be subject to any restrictions under Rule 144 if they have not been our affiliate during the preceding three months.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume in our common stock on the NYSE during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

The six month holding period increases to one year for sales occurring prior to 90 days after the date of this prospectus. Sales under Rule 144 by our affiliates are always subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Stock Plans

We plan on filing a registration statement on Form S-8 under the Securities Act covering the offer and sale of the shares of our common stock issuable upon exercise of outstanding options under our compensation plans and shares of our common stock reserved for future issuance under our compensation plans. We expect to file this registration statement as soon as practicable after this offering. However, we expect that no resale of these shares shall occur until after the 180-day lock-up period.

Registration Rights

In March 2005, we entered into a registration rights agreement for the benefit of the Control Group. The registration rights agreement provides the Investcorp Group, Berkshire, Greenbriar and the International Investors with certain registration rights relating to shares of our common stock held by them. Commencing 90 days after this offering, any member of the Investcorp Group may require us to register shares of our common stock under the Securities Act for up to a total of four effective registration statements. Beginning March 31, 2012, a majority interest of shares collectively held by Berkshire and Greenbriar have the right, for a period of one year, to require us to register shares of our common stock. In either case, if we receive a demand to register our common stock, then every member of the Control Group will have the opportunity to register shares of our common stock held by them.

Pursuant to the registration rights agreement, we will pay all registration expenses reasonably incurred in connection with the first four effective registration statements requested by Investcorp, and the first effective registration statement requested by a majority interest of shares held by Berkshire and Greenbriar. The registration rights are subject to certain limitations and conditions.

The registration rights agreement sets forth customary registration procedures. Pursuant to the registration rights agreement, we will indemnify the Control Group with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to us in writing for use in the registration statement by the Control Group.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by a non-U.S. holder. As used in this summary, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States or a former citizen or resident of the United States subject to taxation as an expatriate;

•	a corporation (or other entity classified as a corporation for these purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	a partnership (including any entity or arrangement classified as a partnership for U.S. federal income tax purposes);

•	an estate whose income is subject to U.S. federal income tax, regardless of its source; or

•	a trust, if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the U.S. Internal Revenue Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a “United States person.”

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S federal income tax purposes) owns our common stock, the U.S. federal income tax treatment of a partner or beneficial owner of the partnership or other pass-through entity may depend upon the status of the partner or beneficial owner, the activities of the partnership or entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities or arrangements that own our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This summary does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to a non-U.S. holder in light of the non-U.S. holder’s particular investment or other circumstances. In particular, this summary only addresses a non-U.S. holder that holds our common stock as a capital asset (generally, investment property) and does not address:

•	special U.S. federal income tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, and dealers and traders in stocks, securities or currencies;

•	non-U.S. holders holding our common stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

•	regulated investment companies, real estate investment trusts, controlled foreign corporations, or passive foreign investment companies;

•	any U.S. state and local or non-U.S. or other tax consequences; or

•	the U.S. federal income or estate tax consequences for the beneficial owners of a non-U.S. holder.

This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in U.S. federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income and estate tax consequences of purchasing, owning and disposing of our common stock as set forth in this summary. Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of our common stock.

Dividends

In the event that we make distributions on our common stock that are treated as dividends for U.S. federal income tax purposes and are not effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States, a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, will be withheld from the gross amount of the dividends paid to such non-U.S. holder. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

In order to claim the benefit of an applicable income tax treaty, a non-U.S. holder will be required (a) to provide a properly executed U.S. Internal Revenue Service Form W-8BEN (or other applicable form), in accordance with the applicable certification and disclosure requirements, and certify under penalties of perjury that such holder is not a U.S. person as defined under the Code and is eligible to claim the benefits under the applicable income tax treaty or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special rules apply to partnerships and other pass-through entities, and these certification and disclosure requirements also may apply to beneficial owners of partnerships and other pass-through entities that hold our common stock. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the U.S. Internal Revenue Service. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the manner of claiming the benefits.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. In that case, the U.S. federal withholding tax discussed above will not apply if the non-U.S. holder provides a properly executed U.S. Internal Revenue Service Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

Gain on Disposition of Our Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses recognized in the same taxable year, generally will be subject to a flat 30% U.S. federal income tax, even though the non-U.S. holder is not considered a resident alien under the U.S. Internal Revenue Code); or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a U.S. real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a U.S. real property holding corporation.

Federal Estate Tax

Our common stock that is owned or treated as owned by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding

Dividends paid to a non-U.S. holder may be subject to U.S. information reporting and backup withholding. We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. A non-U.S. holder will be exempt from backup withholding if the non-U.S. holder provides a properly executed U.S. Internal Revenue Service Form W-8BEN or otherwise meets documentary evidence requirements for establishing its status as a non-U.S. holder, or otherwise establishes an exemption.

The gross proceeds from the disposition of our common stock may be subject to U.S. information reporting and backup withholding. If a non-U.S. holder sells our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the non-U.S. holder outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a non-U.S. holder sells our common stock through a non-U.S. office of a broker that is a United States person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that the non-U.S. holder is not a United States person and certain other conditions are met or the non-U.S. holder otherwise establishes an exemption.

If a non-U.S. holder receives payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless the non-U.S. holder provides a properly executed U.S. Internal Revenue Service Form W-8BEN certifying that the non-U.S. Holder is not a “United States person” or the non-U.S. holder otherwise establishes an exemption.

A non-U.S. holder generally may obtain a refund (or credit against any U.S. federal income tax liability) of any amounts withheld under the backup withholding rules that exceed the non-U.S. holder’s U.S. federal income tax liability by timely filing a refund claim with the U.S. Internal Revenue Service.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the selling stockholders and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below. As set forth in “— Overallotment Option” below, the selling stockholders have granted an option to the underwriters to purchase up to           shares at the public offering price, less the underwriting discount.

Underwriter	Number of Shares

Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Deutsche Bank Securities Inc.

Total

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and, assuming the overallotment option is exercised, the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $      per share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option		With Option

Public offering price	$	$		$
Underwriting discount	$	$		$
Proceeds, before expenses, to us	$	$		$
Proceeds, before expenses, to the selling stockholders	$		$—	$

The expenses of the offering, not including the underwriting discount, are estimated at $      and are payable by us.

Overallotment Option

The selling stockholders have granted an option to the underwriters to purchase up to           shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Deutsche Bank Securities Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

We expect the shares to be approved for listing on the New York Stock Exchange under the symbol “ATD”. In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch, Pierce, Fenner & Smith Incorporated may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Merrill Lynch, Pierce, Fenner & Smith Incorporated web site is not part of this prospectus.

Other Relationships

Certain of the underwriters and their related entities have engaged and may engage in commercial and investment banking transactions with us, members of the Control Group or their affiliates in the ordinary course of business. They have received or may receive customary compensation and expenses for these commercial and investment banking transactions. In addition, affiliates of the underwriters act as lenders under our revolving credit facility, for which they receive customary fees.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without the express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

VALIDITY OF COMMON STOCK

The validity of the shares of our common stock offered in the offering will be passed upon by Gibson, Dunn & Crutcher LLP, New York, New York. Certain legal matters relating to the offering will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.

EXPERTS

Our financial statements as of January 3, 2009 and January 2, 2010 and for each of the three years in the period ended January 2, 2010 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in the offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. Any statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference. In connection with certain covenants under our debt agreements, we also file annual, quarterly and special reports with the SEC, as well as amendments and exhibits thereto.

You may read and copy all or any portion of the registration statement or any reports, statements or other information that we file with the SEC at the following public reference facilities of the SEC:

Public Reference Room
100 F Street, NE
Washington, DC 20549

You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Our filings, including the registration statement, are available to you on this website.

You may also request a copy of these filings at no cost, by writing or telephoning us at the following address:

American Tire Distributors Holdings, Inc.
Attention: Corporate Secretary
12200 Herbert Wayne Court
Suite 150
Huntersville, NC 28078
(704) 992-2000

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of American Tire Distributors Holdings, Inc. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	Provide reasonable assurance that transactions are recorded and necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company;

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the Company’s internal control over financial reporting as of January 2, 2010. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective at a reasonable assurance level as of January 2, 2010.

This Registration Statement on Form S-1 does not include a report of the Company’s independent registered public accounting firm regarding internal control over financial reporting pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Registration Statement on Form S-1.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of American Tire Distributors Holdings, Inc. and Subsidiaries:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of American Tire Distributors Holdings, Inc. and its consolidated subsidiaries (the “Company”) at January 2, 2010 and January 3, 2009, and the results of its operations and its cash flows for each of the three years in the period ended January 2, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule on page F-43 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As more fully described in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions effective in 2007.

/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
March 17, 2010

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

	January 2,	January 3,
	2010	2009
	(Amounts in thousands, except share and per share amounts)

ASSETS
Current assets:
Cash and cash equivalents	$7,290	$8,495
Restricted cash	9,750	10,250
Accounts receivable, net of allowance for doubtful accounts of $2,280 and $2,314 in fiscal 2009 and 2008, respectively	188,888	178,895
Inventories	388,901	456,077
Assets held for sale	458	14,712
Deferred income taxes	10,657	14,198
Other current assets	11,717	13,431

Total current assets	617,661	696,058

Property and equipment, net	61,775	57,616
Goodwill	375,734	369,961
Other intangible assets, net	226,682	243,033
Other assets	18,772	24,192

Total assets	$1,300,624	$1,390,860

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$368,852	$360,391
Accrued expenses	37,513	43,105
Liabilities held for sale	—	1,199
Current maturities of long-term debt	13,979	3,050

Total current liabilities	420,344	407,745

Long-term debt	535,597	639,384
Deferred income taxes	75,636	74,818
Other liabilities	11,800	20,486
Redeemable preferred stock; 20,000 shares authorized, issued and outstanding	26,600	23,941
Commitments and contingencies (see Note 8)
Stockholders’ equity:
Series A Common Stock, par value $.01 per share; 1,500,000 shares authorized; 691,172 shares issued and 690,700 shares outstanding	7	7
Series B Common Stock, par value $.01 per share; 315,000 shares authorized; 307,328 shares issued and outstanding	3	3
Series D Common Stock, par value $.01 per share; 1,500 shares authorized, issued and outstanding	—	—
Common Stock, par value $.01 per share; 1,816,500 shares authorized, no shares have been issued	—	—
Additional paid-in capital	218,348	218,022
Warrants	4,631	4,631
Retained earnings	9,922	4,990
Accumulated other comprehensive loss	(2,164)	(3,067)
Treasury stock, at cost, 472 shares of Series A Common Stock	(100)	(100)

Total stockholders’ equity	230,647	224,486

Total liabilities and stockholders’ equity	$1,300,624	$1,390,860

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Fiscal Year Ended
	January 2,	January 3,	December 29,
	2010	2009	2007
	(Amounts in thousands)

Net sales	$2,171,787	$1,960,844	$1,877,480
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	1,797,905	1,605,064	1,552,975
Selling, general and administrative expenses	306,189	274,412	258,347

Operating income	67,693	81,368	66,158
Other expense:
Interest expense	(54,415)	(59,169)	(61,633)
Other, net	(1,020)	(1,155)	(285)

Income from operations before income taxes	12,258	21,044	4,240
Income tax provision	7,326	11,373	2,867

Net income	$4,932	$9,671	$1,373

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
AND OTHER COMPREHENSIVE INCOME (LOSS)

						Accumulated
			Additional		Accumulated	Other	Treasury
	Common Stock		Paid-In		Earnings	Comprehensive	Stock
	Shares	Amount	Capital	Warrants	(Deficit)	Income (Loss)	at Cost	Total
	(Amounts in thousands, except share amounts)

Balance, December 30, 2006	999,528	$10	$217,990	$4,631	$(6,208)	$435	$(100)	$216,758
Comprehensive loss:
Net income	—	—	—	—	1,373	—	—	1,373
Change in value of derivative instrument, net of income taxes of $1.1 million	—	—	—	—	—	(1,736)	—	(1,736)

Total comprehensive loss								(363)

Balance, December 29, 2007	999,528	10	217,990	4,631	(4,835)	(1,301)	(100)	216,395

Adjustment to initially apply fair value accounting standard, net of income taxes of $0.1 million	—	—	—	—	154	—	—	154
Comprehensive income:
Net income	—	—	—	—	9,671	—	—	9,671
Change in value of derivative instrument, net of income taxes of $1.0 million	—	—	—	—	—	(1,496)	—	(1,496)
Unrealized loss on rabbi trust assets, net of income taxes of $0.2 million	—	—	—	—	—	(270)	—	(270)

Total comprehensive income								7,905
Stock-based compensation expense	—	—	32	—	—	—	—	32

Balance, January 3, 2009	999,528	10	218,022	4,631	4,990	(3,067)	(100)	224,486

Comprehensive income:
Net income	—	—	—	—	4,932	—	—	4,932
Change in value of derivative instrument, net of income taxes of $0.3 million	—	—	—	—	—	474	—	474
Unrealized gain on rabbi trust assets, net of income taxes of $0.3 million	—	—	—	—	—	429	—	429

Total comprehensive income								5,835
Stock-based compensation expense	—	—	326	—	—	—	—	326

Balance, January 2, 2010	999,528	$10	$218,348	$4,631	$9,922	$(2,164)	$(100)	$230,647

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Fiscal Year Ended
	January 2,	January 3,	December 29,
	2010	2009	2007
	(Amounts in thousands)

Cash flows from operating activities:
Net income	$4,932	$9,671	$1,373
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization of intangibles	32,078	25,530	28,096
Accretion of 8% cumulative preferred stock	441	441	441
Accretion of Discount Notes	—	—	1,571
Accrued dividends on 8% cumulative preferred stock	2,219	2,051	1,893
Amortization of other assets	4,834	4,834	5,056
Provision (benefit) for deferred income taxes	5,030	3,432	(6,916)
Provision for doubtful accounts	1,381	2,514	854
Other, net	1,906	441	(838)
Change in assets and liabilities:
Accounts receivable, net	(15,462)	868	(14,435)
Inventories	63,773	(43,067)	(35,347)
Other current assets	2,706	110	(3,420)
Accounts payable and accrued expenses	32,839	(59,614)	40,142
Other	(5,572)	(1,297)	649

Net cash provided by (used in) operating activities	131,105	(54,086)	19,119

Cash flows from investing activities:
Acquisitions, net of cash acquired	116	(68,584)	(20,981)
Purchase of property and equipment	(12,757)	(13,424)	(8,648)
Purchase of assets held for sale	(1,382)	(3,020)	(2,388)
Proceeds from disposal of assets held for sale	9,232	3,187	1,852
Proceeds from sale of property and equipment	171	170	305

Net cash used in investing activities	(4,620)	(81,671)	(29,860)

Cash flows from financing activities:
Borrowings from revolving credit facility	2,056,414	1,902,324	1,669,818
Repayments of revolving credit facility	(2,147,985)	(1,798,645)	(1,651,574)
Outstanding checks	(32,524)	49,951	(292)
Payments of other long-term debt	(3,595)	(4,452)	(4,402)
Payments of deferred financing costs	—	—	(1,085)
Change in restricted cash	—	(9,675)	(575)

Net cash (used in) provided by financing activities	(127,690)	139,503	11,890

Net (decrease) increase in cash and cash equivalents	(1,205)	3,746	1,149
Cash and cash equivalents, beginning of year	8,495	4,749	3,600

Cash and cash equivalents, end of year	$7,290	$8,495	$4,749

Supplemental disclosures of cash flow information:
Cash payments for interest	$42,953	$57,711	$51,629

Cash payments for taxes, net	$6,457	$11,634	$2,242

Supplemental disclosures of noncash activities:
Capital expenditures financed by debt	$2,307	$3,295	$2,822

Noncash capital expenditures	$2,876	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of Business and Summary of Significant Accounting Policies:

Organization

American Tire Distributors Holdings, Inc. (also referred to herein as “ATDH” and “Holdings”) is a Delaware corporation which owns 100% of the issued and outstanding capital stock of American Tire Distributors, Inc (“ATDI”), a Delaware corporation. ATDH has no significant assets or operations other than its ownership of ATDI. The operations of ATDI and its subsidiaries constitute the operations of ATDH presented under accounting principles generally accepted in the United States. The “Company” herein refers to ATDH and its consolidated subsidiaries.

Nature of Business

The Company is primarily engaged in the wholesale distribution of tires, custom wheels, and related automotive service equipment and tools and supplies which represent approximately 93.1%, 2.6%, 1.7% and 1.4% of net sales, respectively, and has one operating and reportable segment consisting of 83 distribution centers, including two redistribution centers, across the United States. The Company’s customer base is comprised primarily of independent tire dealers with other customers representing national retail chains, service stations and other automotive dealer and repair facilities. The Company serves all or parts of 37 states located in the Southeastern and Mid-Atlantic regions, portions of the Northeast, Midwest, Southwest and the West Coast of the United States.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of ATDH and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year

The Company’s fiscal year is based on either a 52- or 53-week period ending on the Saturday closest to each December 31. Therefore, the financial results of 53-week fiscal years will not be exactly comparable to the prior and subsequent 52-week fiscal years. The fiscal years ended January 2, 2010, January 3, 2009, and December 29, 2007 contain operating results for 52 weeks, 53 weeks, and 52 weeks, respectively.

Cash and Cash Equivalents

The Company considers all deposits with an original maturity of three months or less to be cash equivalents in its consolidated financial statements. Outstanding checks are presented as a financing cash outflow in the statement of cash flows because they are funded by drawing on the revolving credit facility as they are presented for payment.

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue Recognition and Concentration of Credit Risk

The Company recognizes revenue when title and risk of loss pass to the customer, which is upon delivery under free on board (“FOB”) destination terms. In the normal course of business, the Company extends credit, on open accounts, to its customers after performing a credit analysis based on a number of financial and other criteria. The Company performs ongoing credit evaluations of its customers’ financial condition and does not normally require collateral; however, letters of credit and other security are occasionally required for certain new and existing customers. Allowances for doubtful accounts are maintained for estimated potential credit losses.

The Company’s top ten customers accounted for approximately 5.5%, 6.7%, and 6.4% of net sales, respectively, for the fiscal years of 2009, 2008, and 2007.

The Company permits customers from time to time to return certain products, but there is no contractual right of return. The Company continuously monitors and tracks such returns and records an estimate of such future returns, which is based on historical experience and recent trends.

Inventories

Inventories consist primarily of automotive tires, custom wheels, automotive service equipment and related products and are valued at the lower of cost, determined on the first-in, first-out (FIFO) method, or fair market value. The Company performs periodic assessments to determine the existence of obsolete, slow-moving and non-saleable inventories and records necessary provisions to reduce such inventories to net realizable value. A majority of the Company’s tire vendors allow for the return of tire products, subject to certain limitations, specified in supply arrangements with the vendors. All of the Company’s inventory is collateral under the revolving credit facility. See Note 5 for further information.

Property and Equipment

Property and equipment are stated at cost or fair value at date of acquisition. For financial reporting purposes, the Company provides for depreciation of fixed assets using the straight-line method at annual rates sufficient to amortize the cost of the assets less estimated salvage values over the assets’ estimated useful lives. Maintenance and repair expenditures are charged to expense as incurred, and expenditures for improvements and major renewals are capitalized. The carrying amounts of assets that are sold or retired and the related accumulated depreciation are removed from the accounts in the year of disposal, and any resulting gain or loss is reflected in the statement of operations. Depreciation, which includes the amortization of assets recorded under capital lease obligations, is determined by using the straight-line method based on the following estimated useful lives:

Buildings	20-40 years
Machinery and equipment	3-12 years
Furniture and fixtures	3-10 years
Internal-use software	3 years
Vehicles and other	3-10 years

Leasehold improvements are amortized over the lesser of the lease term or the estimated useful lives of the improvements.

The Company capitalizes costs, including interest, incurred in the development or acquisition of internal-use software. The Company expenses costs incurred in the preliminary project planning stage. Costs, such as maintenance and training, are also expensed as incurred. Capitalized costs are amortized over their estimated useful lives using the straight-line method. Amortization expense, which is included in depreciation expense, for internal-use software was $4.7 million for the fiscal year ended January 2, 2010, $3.4 million for

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the fiscal year ended January 3, 2009, and $4.4 million for the fiscal year ended December 29, 2007. The Company capitalized interest costs of $0.3 million for the fiscal year ended January 2, 2010 and $0.4 million for the fiscal year ended January 3, 2009.

Impairments of long-lived assets are recognized when events or changes in circumstances indicate that the carrying amount of the asset, or related groups of assets, may not be recoverable and the Company’s estimate of undiscounted cash flows over the assets’ remaining estimated useful life are less than the assets’ carrying value. Measurement of the amount of impairment may be based upon appraisals, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the asset. Throughout fiscal years 2009, 2008, and 2007, the Company has reviewed the carrying value of long-term fixed assets for impairment when events or circumstances indicate possible impairment, and has concluded that the estimated future cash flows anticipated to be generated during the remaining life of these assets support the current net carrying value of these assets, thus, no impairment charges have been recorded for such periods.

Assets Held for Sale

In accordance with the authoritative guidance of the Financing Accounting Standards Board (“FASB”), assets held for sale are reported at the lower of the carrying amount or fair value less cost to sell and the recognition of depreciation expense is discontinued. As of January 2, 2010, the Company has a couple residential properties classified as assets held for sale. The Company acquired these properties as part of employee relocation packages. The Company is actively marketing these properties and anticipates that they will be sold within a twelve-month period.

In addition, as part of the acquisition of Am-Pac Tire Dist., Inc. (“Am-Pac”), the Company acquired certain retail stores and operations. See Note 2 for more information on this acquisition. During fiscal 2009, the Company sold 36 of the 37 acquired retail stores and shutdown the remaining acquired store. At January 3, 2009, in accordance with the requirements of the accounting standards for the disposal of long-lived assets, the related retail store assets, including the allocation of purchase price, and the related liabilities were classified as held for sale within the accompanying consolidated balance sheets.

Deferred Financing Costs

Costs associated with financing activities (see Note 5) are included in the accompanying consolidated balance sheets as deferred financing costs (included within Other Assets) and are being amortized over the terms of the loans to which such costs relate. Amortization of deferred financing costs included in operating income for fiscal years 2009, 2008, and 2007 were $4.8 million, $4.8 million, and $5.0 million, respectively. These amounts are included in interest expense in the accompanying consolidated statements of operations. The unamortized balance of deferred financing costs included in the accompanying consolidated balance sheets was $12.5 million at January 2, 2010 and $17.4 million at January 3, 2009.

Goodwill and Other Intangible Assets

Under FASB authoritative guidance, goodwill and intangible assets with indefinite lives are no longer amortized, but are tested for impairment annually and more frequently in the event of an impairment indicator. The accounting standard also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives, and reviewed whenever events or circumstances indicate an impairment may exist.

FASB authoritative guidance requires that a two-step test be performed to assess goodwill for impairment. First, the fair value of each reporting unit is compared to its carrying value. Fair value is computed by the Company utilizing discounted cash flow and market multiple models. If the fair value

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

exceeds the carrying value, goodwill is not impaired and no further testing is performed. The second step is performed if the carrying value exceeds the fair value. The implied fair value of the reporting unit’s goodwill must be determined and compared to the carrying value of the goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, an impairment loss equal to the difference will be recorded.

The Company has one reporting unit representing the enterprise as a whole. At January 2, 2010 and January 3, 2009, the Company had goodwill of $375.7 million and $370.0 million, respectively, which is subject to the impairment tests prescribed under the authoritative guidance. In accordance with the accounting standard, the Company has elected November 30th as it annual impairment assessment date. The Company completed its annual impairment assessments as of November 30, 2009, 2008 and 2007, and concluded that no goodwill or indefinite lived intangible asset impairment charge was required.

Equity Method Investment

The Company has a 43% equity investment in American Car Care Centers (“ACCC”), which is accounted for using the equity method. ACCC engages in a program to assist its stockholders and their customers in the promotion, marketing, distribution, and sale of tires and tire supplies, accessories, and equipment. The investment is included in other assets in the accompanying consolidated balance sheet at January 2, 2010.

Self Insurance

The Company is self-insured with respect to employee health liability claims and maintains a large deductible program on workers’ compensation and auto. The Company has stop-loss insurance coverage for individual claims in excess of $0.3 million and up to a maximum benefit of $1.8 million for employee health and deductibles of $0.3 million on the workers’ compensation and auto on a per claim basis. Aggregate stop-loss limits for workers’ compensation and auto are $7.8 million. There is no aggregate stop-loss limit on employee health insurance. A reserve for liabilities associated with losses is established for claims filed and claims incurred but not yet reported using actuarial methods followed in the insurance industry and the Company’s historical claims experience.

Fair Value of Financial Instruments

Carrying value approximates fair value as it relates to cash and cash equivalents, accounts receivable and accounts payable due to the short-term maturity of those instruments. Carrying value equals fair value as it relates to the investments held in the Rabbi Trust, related to the Company’s deferred compensation plans, and the interest rate swaps as they are carried at fair value. The carrying value of the Company’s revolving credit facility approximates fair value due to the variable rate of interest paid. The estimated fair value of the Company’s long-term, senior notes is based upon quoted market prices. See Note 6 for further information.

Shipping and Handling Costs

Certain Company shipping, handling and other distribution costs are classified as selling, general and administrative expenses in the accompanying consolidated statements of operations. Such expenses totaled $99.6 million for the fiscal year ended January 2, 2010, $99.5 million for the fiscal year ended January 3, 2009, and $90.0 million for the fiscal year ended December 29, 2007. Shipping revenue is classified within net sales in accordance with accounting standards on shipping and handling fees and costs.

Tire Manufacturer Rebates

The Company receives rebates from its vendors under a number of different programs. These rebates are recorded in accordance with the accounting standards for cash consideration received from a vendor. Many

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of the vendor programs provide for the Company to receive rebates when any of a number of measures are achieved, generally related to the volume of purchases. These rebates are accounted for as a reduction to the price of the product, which reduces the carrying value of inventory until the product is sold. Throughout the year, the amount recognized for annual rebates is based on purchases management considers probable for the full year. These estimates are continually revised to reflect rebates earned based on actual purchase levels.

Customer Rebates

The Company offers rebates to its customers under a number of different programs. These rebates are recorded in accordance with the accounting standards for consideration given by a vendor to a customer. The majority of these programs provide for the customer to receive rebates, generally in the form of a reduction in the related accounts receivable balance, when certain measures are achieved, generally related to the volume of product purchased from the Company. These rebates are recorded as a reduction of the related price of the product, which reduces the amount of revenue recorded. Throughout the year, the amount of rebates is estimated based on the expected level of purchases to be made by customers that participate in the rebate programs. These estimates are periodically revised to reflect rebates earned by customers based on actual purchases made.

Cooperative Advertising and Marketing Programs

The Company participates in cooperative advertising and marketing programs (“co-op”) with its vendors. Co-op funds are provided to the Company generally based on the volume of purchases made with vendors that offer such programs. A portion of the funds received must be used for specific advertising and marketing expenditures incurred by the Company or its customers. The co-op funds received by the Company from its vendors are accounted for in accordance with the accounting standards related to accounting for cash consideration received from a vendor, which requires that the Company record the funds received as a reduction of cost of sales or as an offset to specific costs incurred in selling the vendor’s products. The co-op funds that are provided to the Company’s customers are accounted for in accordance with authoritative guidance related to accounting for cash consideration given by a vendor to a customer, which requires that the Company record the funds paid as a reduction of revenue since no separate identifiable benefit is received by the Company.

Income Taxes

The Company accounts for its income taxes in accordance with FASB authoritative guidance. The accounting standard requires the use of the asset and liability method of accounting for deferred income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes, at the applicable enacted tax rates. The Company provides a valuation allowance against its deferred tax assets when the future realizability of the assets is no longer considered to be more likely than not.

The Company accounts for uncertain tax positions in accordance with FASB authoritative guidance. The application of income tax law is inherently complex. As such, the Company is required to make certain assumptions and judgments regarding its income tax positions and the likelihood whether such tax positions would be sustained if challenged. Interest and penalties related to uncertain tax provisions are recorded as a component of the provision for income taxes. Interpretations and guidance surrounding income tax laws and regulations change over time. As such, changes in the Company’s assumptions and judgments can materially affect amounts recognized in the Company’s consolidated balance sheets and statement of operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Derivative Instruments and Hedging Activities

For derivative instruments, the Company applies FASB authoritative guidance which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. This statement requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met and that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment.

Stock Options

Effective January 1, 2006, the Company adopted the fair value recognition provisions of the FASB authoritative guidance using the prospective transition method as described in the accounting standards for nonpublic entities that used the minimum value method for measuring stock-based compensation for either recognition or pro forma disclosure purposes under the FASB authoritative guidance. Under this transition method, stock options outstanding prior to the adoption of fair value recognition provisions will continue to be accounted for under the provisions of the intrinsic value method. Any new awards and awards modified, repurchased, or cancelled after January 1, 2006 will be accounted for in accordance with the fair value recognition provisions.

Recently Issued Accounting Pronouncements

In June 2009, the FASB issued the FASB Accounting Standards Codification (“Codification”). The Codification will become the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification is not intended to change or alter existing GAAP. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the Codification did not have a material impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued new accounting rules for fair value measurements, which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. In February 2008, the FASB approved a one-year deferral of the adoption of the rules as it relates to certain non-financial assets and liabilities. The Company adopted the provisions for its financial assets and liabilities effective December 29, 2007 and adopted the provisions for its non-financial assets and liabilities effective January 3, 2009. Neither the adoption in the first quarter ended April 5, 2008 for financial assets and liabilities nor the adoption in the first quarter ended April 4, 2009 for non-financial assets and liabilities had a material impact on the Company’s financial condition, results of operations or cash flows, but both adoptions resulted in certain additional disclosures. See Note 6.

In March 2008, the FASB issued new accounting guidance which expands the disclosure requirements about an entity’s derivative instruments and hedging activities. The Company adopted the new accounting rules in the first quarter ended April 4, 2009. The adoption did not have a material impact on the Company’s financial condition, results of operations or cash flows but resulted in certain additional disclosures. See Note 5.

2.	Acquisitions:

On December 18, 2008, the Company completed the purchase of all the issued and outstanding capital stock of Am-Pac pursuant to the terms of a Stock Purchase Agreement dated December 18, 2008. The aggregate purchase price of this acquisition was approximately $74.7 million, consisting of $71.1 million in cash, of which $9.8 million is held in escrow and $59.1 million was used to pay off Am-Pac’s outstanding

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

debt, and $3.6 million in direct acquisition costs. The amount held in escrow has been excluded from the allocation of the cost of the assets acquired and liabilities assumed as it represents contingent consideration for which the contingency has not been resolved or for which the contingency period has not lapsed. Unless the Company makes a proper claim for indemnity, as related to litigation, environmental and tax matters, as well as, other claims as described in the Stock Purchase Agreement, prior to the eighteenth (18th) month anniversary of the closing, any amounts remaining in escrow plus any of the proceeds earned thereon will be released to the sellers and will result in an increase to goodwill.

The purchase price allocation has been recorded in the accompanying consolidated financial statements based on estimated fair values for the assets acquired and liabilities assumed and resulted in goodwill of $5.8 million. Effective July 31, 2009, the Company completed and settled, with the seller, the closing date balance sheet and determination of purchase price regarding the acquisition of Am-Pac. In conjunction with this settlement, the Company received $0.9 million as a result of the closing date balance sheet and purchase price adjustment procedures included within the Stock Purchase Agreement. This amount has been reflected, during fiscal 2009, as an adjustment to the cash consideration paid in the acquisition of Am-Pac.

As part of the acquisition of Am-Pac, the Company acquired certain retail stores and operations. As the Company’s core business does not relate to the operations of retail stores and as management believes that by operating retail stores it would be in direct competition with its customers, the Company decided that it would divest of these retail stores. As a result, during fiscal 2009, the Company sold 36 of the 37 acquired retail stores and shutdown the remaining acquired store. At January 3, 2009, in accordance with accounting standards, the related assets of the acquired retail stores, including the allocation of purchase price, and the related liabilities of the retail reporting unit were classified as held for sale within the accompanying consolidated balance sheet.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the fair values of the assets acquired and liabilities assumed of Am-Pac as of January 3, 2009 and January 2, 2010 (in thousands):

	Original Purchase				Purchase Price
	Price Allocation as				Allocation as of
	of January 3,				January 2,
	2009		Adjustments		2010

Cash	$2,948		$—		$2,948
Restricted cash	9,750		—		9,750
Accounts receivable	24,774		(494)		24,280
Inventory	65,834		(3,323	)(a)	62,511
Assets held for sale	14,700		(5,783	)(b)	8,917
Other current assets	2,314		—		2,314
Deferred income taxes	11,902		836		12,738
Property and equipment	9,999		—		9,999
Customer lists	9,591		—		9,591
Trademarks and tradenames	4,464		—		4,464
Other assets	1,718		—		1,718

Total assets acquired	157,994		(8,764)		149,230
Accounts payable	62,013		—		62,013
Liabilities held for sale	1,200		—		1,200
Deferred income taxes	3,912		(285)		3,627
Accrued and other liabilities	15,921	(c)	(2,462	)(c)	13,459

Total liabilities assumed	83,046		(2,747)		80,299
Net assets acquired	74,948		(6,017)		68,931
Goodwill	—		5,773	(d)	5,773

Purchase price allocation	$74,948		$(244	)(e)	$74,704

(a)	During predominately the second and third quarters of 2009, the Company completed its facility integration strategy, which included the consolidation of 20 Am-Pac centers and conversion of four Am-Pac centers onto the Company’s Oracle platform. In conjunction with this integration strategy, the Company identified certain components of inventory that were deemed non-saleable due to age, damage or the absence of manufacturer warranties. Through this identification process, the Company finalized its fair value allocation for inventory.

(b)	As of January 3, 2009, the Company initially developed its preliminary purchase price allocation for the retail stores held for sale based upon letters of interest and upon evaluation of public information for certain tire retail store operators as to the price per store offered for recent and similar retail store acquisitions. However, the Company continued to assess other factors, including the assumption of environmental liabilities and the assumption of lease requirements in finalizing the valuation of these stores. The Company’s final purchase price allocation focused upon determining relevant market participants for each individual or combination of stores and the evaluation of the most advantageous market in which to sell these stores.

(c)	Includes $8.2 million and $3.7 million related to lease termination costs and severance costs, respectively. Substantially all severance costs have been paid in cash, with certain amounts reversed primarily related to employees that were retained by the Company. Remaining costs represent lease termination payments expected to be paid through 2015.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	The acquisition of Am-Pac Tire significantly strengthened the Company’s presence in markets it currently serves and allowed the Company to expand its operations into St. Louis, Missouri and western Texas. Also, this acquisition enabled the Company to expand its customer base or to achieve a higher share of account from its existing customers, while eliminating, predominately through the consolidation of 20 Am-Pac centers, duplicate selling, general and administrative expenses. In addition, the acquisition of Am-Pac provided the Company with a well developed franchising program and the availability to two proprietary brand tires. These factors were the primary drivers that resulted in the Company deciding to pay consideration in excess of the net book value of assets acquired.

(e)	Represents cash paid for working capital settlement, net of final transaction costs

The following unaudited pro forma supplementary data for the fiscal years ended January 3, 2009 and December 29, 2007 give effect to the Am-Pac acquisition as if it had occurred at the beginning of the respective years. The pro forma supplementary data is provided for informational purposes only and should not be construed to be indicative of the Company’s results of operations had the acquisition been consummated on the date assumed and does not project the Company’s results of operations for any future date.

	Fiscal Year Ended	Fiscal Year Ended
	January 3,	December 29,
	2009	2007
	(unaudited)	(unaudited)
	(in thousands)

Sales	$2,272,186	$2,201,191
Net income (loss)	3,270	(3,528)

On October 8, 2008, the Company completed the purchase of certain assets and the assumption of certain liabilities of Remington Tire Distributors, Inc., d/b/a Gray’s Wholesale Tire Distributors (“Gray’s Tire”) pursuant to the terms of an Asset Purchase Agreement dated as of October 8, 2008. This acquisition expanded the Company’s service across the state of Texas and Oklahoma and complemented its existing distribution centers located within the states of Texas and Oklahoma.

The purchase price allocation has been recorded in the accompanying consolidated financial statements based on estimated fair values for the assets acquired and liabilities assumed and has resulted in negative goodwill of $3.6 million and a customer relationship intangible asset of $5.5 million. In accordance with accounting standards for business combinations, the negative goodwill was allocated on a pro rata basis to the noncurrent nonfinancial assets, such as property and equipment and other intangible assets, acquired in the Gray’s Tire acquisition which reduced the customer relationship intangible asset to $2.1 million. Amortization for the customer relationship intangible asset is deductible for income tax purposes. The Gray’s Tire acquisition does not rise to the level of being a material business combination.

The Am-Pac and Gray’s Tire acquisitions were financed through borrowings under the Company’s revolving credit facility. These acquisitions have been accounted for under the purchase method of accounting and, accordingly, the results of operations for the acquired businesses have been included in the accompanying consolidated statements of operations from the date of acquisition.

On December 7, 2007, the Company completed the purchase of all of the outstanding membership interests of 6H-Homann, LLC and all of the seller’s partnership interests of Homann Tire, LTD (collectively “Homann Tire”) pursuant to the terms of a Securities Purchase Agreement dated as of November 16, 2007. This acquisition expanded the Company’s service across the state of Texas (further complementing the Company’s existing distribution centers) and allowed the Company to expand into Louisiana.

On July 2, 2007, the Company completed the purchase of certain assets and the assumption of certain liabilities related to Martino Tire Company (“Martino Tire”) pursuant to the terms of an Asset Purchase Agreement dated as of July 2, 2007. This acquisition expanded the Company’s service across the state of Florida and complemented its existing distribution centers currently located within the state of Florida.

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On May 31, 2007, the Company completed the purchase of all the outstanding stock of Jim Paris Tire City of Montbello, Inc. (“Paris Tire”) pursuant to the terms of a Stock Purchase Agreement dated May 31, 2007. This acquisition expanded the Company’s service across the state of Colorado and the Mid-West.

The Homann Tire, Martino Tire and Paris Tire acquisitions were financed through borrowings under the Company’s revolving credit facility. The results of operations for the acquired businesses have been included in the accompanying consolidated statements of operations from the date of acquisition. The aggregate purchase price of these acquisitions was $21.7 million, consisting of $20.9 million in cash and $0.8 million in direct acquisition costs. The purchase price allocations have been recorded in the accompanying consolidated financial statements based on estimated fair values for the assets acquired and liabilities assumed and resulted in goodwill of $4.9 million, a customer relationship intangible asset of $3.9 million and a related deferred tax liability of $1.6 million for Homann Tire, goodwill of $7.8 million and a customer relationship intangible asset of $8.4 million, both of which are deductible for income tax purposes, for Martino Tire and goodwill of $2.0 million, a customer relationship intangible asset of $3.9 million and a related deferred tax liability for $1.5 million for Paris Tire. In addition, based upon management’s facility consolidation strategy developed for Martino Tire as of the acquisition date, lease reserves of $5.2 million were established in accordance with accounting standards for business combinations. During the second quarter of 2008, certain refinements were made to these lease reserves to reflect the finalization of the exit cost estimates.

3.	Property and Equipment:

The following table represents the property and equipment at January 2, 2010 and January 3, 2009 (in thousands):

	January 2,	January 3,
	2010	2009

Land	$7,547	$5,202
Buildings and leasehold improvements	32,999	28,372
Machinery and equipment	11,344	13,316
Furniture and fixtures	22,354	20,552
Software	37,947	30,618
Vehicles and other	2,592	3,240

Total property and equipment	114,783	101,300
Less — Accumulated depreciation	(53,008)	(43,684)

Property and equipment, net	$61,775	$57,616

Depreciation expense was $14.0 million for the fiscal year ended January 2, 2010, $11.7 million for the fiscal year ended January 3, 2009, and $14.7 million for the fiscal year ended December 29, 2007. Depreciation expense is classified in selling, general and administrative expense in the accompanying consolidated statements of operations.

Included in the above table within Land and Buildings and leasehold improvements are assets under capital leases related to the sale and leaseback of three of the Company’s owned facilities (see Note 5). The net book value of these assets at January 2, 2010 and January 3, 2009 was $10.7 million and $11.5 million, respectively. Accumulated depreciation was $3.4 million and $2.7 million for the respective periods. Depreciation expense was $0.8 million for fiscal year ended January 2, 2010 and $0.7 million for each fiscal years ended January 3, 2009 and December 29, 2007.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Goodwill and Other Intangible Assets:

Goodwill represents the excess of the purchase price over the fair value of the net assets of the acquired entities. The Company has recorded, at January 2, 2010, goodwill of $375.7 million, of which approximately $24.1 million of net goodwill is deductible for income tax purposes in future periods.

Other intangible assets represent customer lists, tradenames, noncompete agreements, favorable leases and software. Intangible assets with indefinite lives are not amortized and are tested for impairment at least annually. All other intangible assets with finite lives are being amortized on a straight-line basis or accelerated basis over periods ranging from one to seventeen years. Amortization of other intangibles was $18.0 million in fiscal 2009, $13.8 million in fiscal 2008, and $13.4 million in fiscal 2007. Accumulated amortization at January 2, 2010 and January 3, 2009 was $66.6 million and $49.3 million, respectively.

The following table presents the changes in the carrying amount of goodwill for the fiscal years ended January 2, 2010 and January 3, 2009 (in thousands):

	January 2,		January 3,
	2010		2009

Goodwill — gross	$369,961		$368,318
Accumulated impairment losses	—		—

Beginning balance	369,961		368,318
Purchase accounting adjustments	5,773	(2)	1,643	(1)

Goodwill — gross	375,734		369,961
Accumulated impairment losses	—		—

Ending balance	$375,734		$369,961

(1)	Reflects adjustments to finalize purchase price allocation for the Homann Tire, Martino Tire and Paris Tire acquisitions.

(2)	Reflects adjustments to finalize purchase price allocation for the Am-Pac acquisition.

The following tables set forth the gross amount and accumulated amortization of the Company’s intangible assets for the fiscal years ended January 2, 2010 and January 3, 2009 (in thousands):

	Estimated	January 2, 2010		January 3, 2009
	Useful	Gross	Accumulated	Gross	Accumulated
	Life	Amount	Amortization	Amount	Amortization
	(years)

Customer lists	17	$245,266	$66,545	$244,397	$48,590
Noncompete agreements	2	500	39	613	596
Tradenames	1	150	30	—	—
Favorable leases	7	200	29	—	—
Software	—	—	—	77	77

Total amortizable intangible assets		$246,116	$66,643	$245,087	$49,263

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			January 3, 2009
	January 2, 2010			Accumulated
	Gross	Accumulated	Gross	Amortization
	Amount	Amortization	Amount

Tradenames	$47,209	$—	$47,209	$—

Total unamortizable intangible assets	$47,209	$—	$47,209	$—

In the first quarter of 2009, the Company implemented a change in accounting estimate relating to certain of its customer list intangible assets. The primary reason for this change relates to an analysis of current customer attrition rates within some of the Company’s less significant acquisitions. During the fiscal year ended January 2, 2010, the effect of this change in estimate was to increase amortization expense by $2.9 million and decrease net income by approximately $1.2 million.

Estimated intangible asset amortization expense for each of the next five fiscal years is expected to be $18.0 million in 2010, $15.9 million in 2011, $15.3 million in 2012, $14.8 million in 2013, and $14.5 million in 2014.

5.	Long-term Debt and Other Financing Arrangements:

Long-term Debt

The following table represents the Company’s long-term debt at January 2, 2010 and January 3, 2009 (in thousands):

	January 2,	January 3,
	2010	2009

Revolving credit facility	$185,367	$276,938
2013 Notes	150,000	150,000
Floating Rate Notes	140,000	140,000
Discount Notes	51,480	51,480
Capital lease obligations	14,183	14,361
Supplier Loan	6,000	6,000
Other	2,546	3,655

	549,576	642,434
Less — Current maturities	(13,979)	(3,050)

	$535,597	$639,384

Revolving Credit Facility

In March 2005, the Company entered into an amended and restated credit agreement which, as subsequently amended, (the “revolving credit facility”) provides for a senior secured revolving credit facility of up to $400.0 million (of which up to $25.0 million may be utilized in the form of commercial and standby letters of credit), subject to a borrowing base formula. The revolving credit facility is collateralized by a pledge of substantially all assets of ATDI. As of January 2, 2010, the outstanding credit facility balance was $185.4 million. In addition, the Company had certain letters of credit outstanding at January 2, 2010 in the aggregate amount of $7.9 million and at that same date, $182.5 million was available for additional borrowings. The revolving credit facility matures on December 31, 2011.

Borrowings under the revolving credit facility bear interest, at the Company’s option, at either (i) the Base Rate, as defined, plus the applicable margin (0.0% as of January 2, 2010) or (ii) the Eurodollar Rate, as

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

defined, plus the applicable margin (1.3% as of January 2, 2010). At January 2, 2010 and January 3, 2009, borrowings under the revolving credit facility were at a weighted average interest rate of 1.7% and 3.6%, respectively. The applicable margin for the loans varies based upon a performance grid, as defined in the revolving credit facility.

All obligations under the revolving credit facility are guaranteed by ATDH and each of ATDI’s existing and future direct and indirect domestic subsidiaries that are not direct obligors thereunder. Obligations under the revolving credit facility are also collateralized by a pledge of substantially all assets of the obligors, including all shares of ATDI’s capital stock and that of ATDI’s domestic subsidiaries, subject to certain limitations.

The revolving credit facility contains customary covenants, including covenants that restrict ATDI and its subsidiaries’ ability to incur additional debt, grant liens, enter into guarantees, enter into certain mergers, make certain loans and investments, dispose of assets, prepay certain debt, declare dividends, modify certain material agreements or organizational documents relating to preferred stock or change the business we conduct. In addition, ATDH guarantees the obligations of its subsidiaries under the revolving credit facility, has pledged the stock of ATDI as collateral, and is subject to limitations under the guarantee on its ability to engage in actions other than those of a holding company, to incur indebtedness or liens, and to enter into guarantees. If the amount available for additional borrowing under the revolving credit facility falls below $35.0 million (subject to adjustments based on the outstanding amount of the loans), then ATDI and its subsidiaries would become subject to an additional covenant requiring them to meet a fixed charge coverage ratio of 1.0 to 1.0. As of January 3, 2009 and January 2, 2010, we had more than $35.0 million available to draw under the revolving credit facility and were therefore not subject to the additional covenant.

Discount Notes

On March 31, 2005, ATDH issued the Discount Notes, which mature on October 1, 2013, at an aggregate principal amount at maturity of $51.5 million, generating net proceeds of approximately $40.0 million. The Discount Notes were issued at a substantial discount from their principal amount at maturity. Prior to April 1, 2007, no interest accrued on the Discount Notes. Since April 1, 2007, interest on the Discount Notes has accrued at a rate of 13.0% per annum, payable semi-annually in arrears on April 1 and October 1 of each year.

The Company may redeem the Discount Notes at any time upon not less than 30 nor more than 60 days notice at a redemption price of 103.0% of the principal amount if the redemption date occurs prior to April 1, 2010, and 101.0% of the principal amount if the redemption date occurs between April 1, 2010 and March 31, 2011 and 100.0% of the principal amount if the redemption date occurs on or after April 1, 2011. On April 1, 2010, if any Discount Notes are outstanding, the Company will be required to redeem 12.165% of each of the then outstanding Discount Notes’ principal amount at a redemption price of 100% of the principal amount of the portion of the Discount Notes so redeemed. Accordingly, for the year ended January 2, 2010, the Company has classified $6.3 million of the outstanding Discount Notes as current maturities of long-term debt within the accompanying consolidated balance sheet. The Company anticipates paying this principal repayment through the use of its revolving credit facility.

2013 Notes

On March 31, 2005, ATDI issued the 2013 Notes, which mature April 1, 2013, in an aggregate principal amount of $150.0 million, generating net proceeds of approximately $144.2 million. The 2013 Notes bear interest at a fixed rate of 10.75%. Interest on the 2013 Notes is payable semi-annually in arrears on April 1 and October 1 of each year. The Company may redeem the 2013 Notes at any time upon not less than 30 nor more than 60 days notice at a redemption price of 105.375% of the principal amount if the redemption date occurs prior to April 1, 2010, 102.688% of the principal amount if the redemption date occurs between

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

April 1, 2010 and March 31, 2011 and 100.0% of the principal amount if the redemption date occurs on or after April 1, 2011.

Floating Rate Notes

On March 31, 2005, ATDI issued the Floating Rate Notes, which mature April 1, 2012, in an aggregate principal amount of $140.0 million, generating net proceeds of approximately $134.5 million. The Floating Rate Notes bear interest at a floating rate equal to three-month LIBOR plus 6.25%, reset on January 1, April 1, July 1 and October 1 of each year. The interest rate applicable to the Floating Rate Notes ranged from 11.48% to 11.61% during fiscal 2007, 8.95% to 11.48% during fiscal 2008 and 6.54% to 7.69% during fiscal 2009. The Company may redeem the Floating Rate Notes at its option, at any time, in whole or in part, upon not less than 30 nor more than 60 days notice, at a redemption price of 100.0% of the principal amount, plus accrued and unpaid interest.

The indentures governing the 2013 Notes, Floating Rate Notes, and the Discount Notes limits, among other things, the Company’s ability to incur additional debt (subject to certain exceptions including debt under its revolving credit facility), issue preferred stock (subject to certain specified exceptions), make certain restricted payments or investments or make certain purchases of the Company’s stock, unless the ratio of its Adjusted EBITDA to consolidated interest expense (as defined in the indentures), each calculated on a pro forma basis for the proposed transaction, would have been at least 2.0 to 1.0 for the four fiscal quarters prior to the proposed transaction. For the four fiscal quarters ended January 2, 2010, the Company’s ratio of Adjusted EBITDA to consolidated interest expense, each as calculated under the indentures governing the three series of outstanding notes, was 1.6 to 1.0. Because the Company currently does not satisfy the 2.0 to 1.0 Adjusted EBITDA to consolidated interest expense ratio contained in the Company’s three series of outstanding notes, the Company is currently limited in its ability to, among other things, incur additional debt (subject to certain exceptions including debt under its revolving credit facility), issue preferred stock (subject to certain specified exceptions), make certain restricted payments or investments or make certain purchases of its stock. These restrictions do not interfere with the day-to-day-conduct of the Company’s business. Moreover, the indentures do not require the Company to maintain any financial performance metric or ratio in order to avoid a default.

Capital Lease Obligations

As of January 2, 2010, the Company has a capital lease obligation of $14.1 million relating to a prior sale and leaseback of three of its owned facilities. All cash paid to the lessor is recorded as interest expense and the capital lease obligation will be reduced when the lease has been terminated. The initial term of the lease is for 20 years, followed by two 10-year renewal options. The annual rent paid under the terms of the lease is $1.6 million (paid quarterly) and is adjusted for Consumer Price Index changes every two years. The annual rent expense increased to $1.7 million on April 25, 2004 and to $1.8 million on April 25, 2006. Beginning on April 25, 2008, the annual rent expense increased to $2.0 million. There was no gain or loss recognized as a result of the initial sales transaction.

Supplier Loan

In October 2006, the Company entered into a Loan and Purchase Agreement (the “Agreement”) with one of the Company’s suppliers. Under the terms of the Agreement, the supplier agreed to loan the Company the aggregate principal amount of $6.0 million (the “Supplier Loan”). Proceeds from the Supplier Loan were received in the form of a credit against then current amounts due and payable to the supplier. Interest under the Supplier Loan is payable quarterly, in arrears, at a rate of 9% per year. The Agreement defines certain levels of annual commitments that the Company must meet during each calendar year of fiscal 2006 through 2010. If the Company purchases all the required commitments, then the supplier will refund the interest paid

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

by the Company for that calendar year. If the Company does not meet these purchase commitments, a calculated portion, representing the percentage shortfall in the Company’s committed purchase requirements, of the principal on the Supplier Loan shall be due and payable during the immediately succeeding calendar year. All unpaid principal and interest shall be paid in full on or before December 20, 2010. Accordingly, for the year ended January 2, 2010, the Company has classified the $6.0 million Supplier Loan as current maturities of long-term debt within the accompanying consolidated balance sheet. The Company anticipates paying this principal repayment through the use of its revolving credit facility. For the fiscal years ended January 2, 2010, January 3, 2009, and December 29, 2007, the Company met the purchase commitment requirements as specified in the Agreement.

Aggregate Maturities

Aggregate maturities of long-term debt at January 2, 2010, are as follows (in thousands):

2010	$13,979
2011	186,025
2012	140,029
2013	195,240
2014	25
Thereafter	14,278

$549,576

Derivative Instruments

In March 2008, the FASB issued a new accounting standard for the purpose of improving the financial reporting regarding derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. The Company adopted the provisions of this standard effective January 4, 2009 (the first day of its 2009 fiscal year). As a result of the adoption of this standard, the Company expanded its disclosures regarding derivative instruments and hedging activities which are presented below.

The Company is exposed to interest rate risk associated with fluctuations in the interest rates on its variable rate debt. In order to manage a portion of this risk, the Company entered into interest rate swap agreements on October 11, 2005 (the “2005 Swap”) and June 4, 2009 (the “2009 Swap”). These interest rate swap agreements represent contracts to exchange floating rate for fixed interest payments periodically over the life of the agreement without exchange of the underlying notional amount. The notional amounts of the interest rate swap agreements are used to measure interest to be paid or received and does not represent the amount of exposure to credit loss. At January 2, 2010, the 2005 Swap in place covers a notional amount of $85.0 million of the $140.0 million Floating Rate Notes at a fixed interest rate of 4.79% and expires on September 30, 2010. In accordance with accounting standards, the 2005 Swap has been designated as a cash flow hedge and has met the requirements to be accounted for under the short-cut method, resulting in no ineffectiveness in the hedging relationship. Accordingly, the Company recognizes the fair value of the 2005 Swap in the accompanying consolidated balance sheets and any changes in the fair value are recorded as adjustments to other comprehensive income (loss).

At January 2, 2010, the 2009 Swap in place covers a notional amount of $100.0 million of variable rate indebtedness at a fixed interest rate of 1.45% and expires on June 8, 2011. The 2009 Swap has not been designated for hedge accounting treatment. Accordingly, the Company recognizes the fair value of the 2009 Swap in the accompanying consolidated balance sheet and any changes in the fair value are recorded as adjustments to interest expense in the accompanying consolidated statements of operations. For the fiscal year

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ended January 2, 2010, $0.9 million has been recorded as interest expense within the accompanying consolidated statements of operations based upon the change in fair value for the 2009 Swap.

As of January 2, 2010, the Company holds no other derivative instruments and has historically not entered into derivatives for trading or speculative purposes. In addition, during the next 12 months, management anticipates that a loss of approximately $2.7 million will be reclassified from accumulated other comprehensive loss into the consolidated statement of operations.

The fair value of the interest rate swap agreements is the estimated amount that the Company would pay or receive to terminate the agreements at the reporting date. When the fair value of the interest rate swap agreements is an asset, the counterparty owes the Company, creating credit risk for the Company. Credit risk is the failure of the counterparty to perform under the terms of the interest rate swap agreements. The Company has minimized this credit risk by entering into interest rate swap agreements with a highly respectable and well known counterparty.

At January 2, 2010 and January 3, 2009, the fair values of the Company’s derivative instruments were recorded as follows (in thousands):

	Derivative Liability
	January 2, 2010		January 3, 2009
	Balance		Balance Sheet
	Sheet Location	Fair Value	Location	Fair Value

Derivative designated as a hedging instrument
Interest rate swap	Accrued expenses	$3,570	Other liabilities	$4,350
Derivative not designated as a hedging instrument
Interest rate swap	Other liabilities	870	Other liabilities	—

Total derivatives		$4,440		$4,350

The pre-tax effect of the derivative instruments on the consolidated statement of operations for the fiscal year ended January 2, 2010 was as follows (in thousands):

		Location of Gain	Amount of Gain
	Amount of	(Loss) Reclassified	(Loss) Reclassified
	Gain (Loss)	from Accumulated	from Accumulated
	Recognized in OCI	OCI into Income	OCI into Income
Interest Rate Swap Designated as Cash Flow Hedge	(Effective Portion)	(Effective Portion)	(Effective Portion)

Fiscal year ended January 2, 2010	$(2,608)	Interest expense	$3,388

	Location of	Amount of
	Gain (Loss)	Gain (Loss)
	Recognized in	Recognized in
	Income on	Income on
Interest Rate Swap Not Designated as Hedging Instrument	Derivative	Derivative

Fiscal year ended January 2, 2010	Interest expense	$(870)

6.	Fair Value of Financial Instruments:

In September 2006, the FASB issued an accounting standard that defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The Company adopted this standard for nonfinancial assets and nonfinancial liabilities on

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

January 4, 2009 (the first day of its 2009 fiscal year). The nonfinancial assets and nonfinancial liabilities for which the Company applies the fair value provisions of this standard include goodwill, intangible and other long-lived assets, liabilities for exit or disposal activities and business combinations. The adoption of this standard for nonfinancial assets and nonfinancial liabilities did not have a material impact on the Company’s results of operations or financial position.

This accounting standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The valuation techniques under this accounting standard are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect the Company’s market assumptions. This standard classifies these inputs into the following hierarchy:

Level 1 Inputs — Quoted prices for identical instruments in active markets.

Level 2 Inputs — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs — Instruments with primarily unobservable value drivers.

The following tables present the fair value and hierarchy levels for the Company’s assets and liabilities, which are measured at fair value on a recurring basis as of January 2, 2010 and January 3, 2009 (in thousands):

	Fair Value Measurements at January 2, 2010 Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	January 2, 2010	(Level 1)	(Level 2)	(Level 3)

Assets
Rabbi trust(a)	$2,444	$2,444	$—	$—

Total Assets	$2,444	$2,444	$—	$—

Liabilities
Interest rate swap(b)	$4,440	$—	$4,440	$—

Total Liabilities	$4,440	$—	$4,440	$—

	Fair Value Measurements at January 3, 2009 Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	January 3, 2009	(Level 1)	(Level 2)	(Level 3)

Assets
Rabbi trust(a)	$2,905	$2,905	$—	$—

Total Assets	$2,905	$2,905	$—	$—

Liabilities
Interest rate swap(b)	$4,350	$—	$4,350	$—

Total Liabilities	$4,350	$—	$4,350	$—

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	Based on the fair value of investments, which are traded in active markets, corresponding to employees’ investment elections. Amount is included within other non-current assets in the accompanying consolidated balance sheets.

(b)	Based on quoted prices for similar instruments from a financial institution that is a counterparty to the transaction. Amount is included within accrued expenses and other non-current liabilities in the accompanying consolidated balance sheets.

As of January 2, 2010, the Company’s deferred compensation plan assets, held in a rabbi trust, were invested in approximately ten diversified and long standing mutual fund portfolios. The Company reviews the fair value of its investment portfolio on a periodic basis to identify declines in fair value below the carrying value that are other-than-temporary. The Company’s other-than-temporary assessment includes reviewing the extent and duration of declines in fair values of investments, the nature of the holdings, and the sectors in which the portfolios are invested. Based on the Company’s assessment of unrealized losses, the Company recorded an impairment charge of $0.2 million during the fiscal year ended January 3, 2009. This charge is recorded within selling, general and administrative expenses in the accompanying consolidated statements of operations. No impairment charge was recorded during the fiscal years ended January 2, 2010 and December 29, 2007.

The following table presents the estimated fair value of the Company’s long-term, senior notes at January 2, 2010 and January 3, 2009 based upon quoted market prices (in thousands):

		Carrying		Carrying
	Fair Value at	Value at	Fair Value at	Value at
	January 2,	January 2,	January 3,	January 3,
	2010	2010	2009	2009

2013 Notes	$138,000	$150,000	$111,750	$150,000
Floating Rate Notes	116,200	140,000	105,000	140,000
Discount Notes	50,450	51,480	37,066	51,480

In addition, effective December 30, 2007, the Company adopted a new accounting standard that provides entities with the option to measure many financial instruments and certain other items at fair value. Entities that choose the fair value option will recognize unrealized gains and losses on items for which the fair value option was elected in earnings at each subsequent reporting date. The Company has currently chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with accounting principles generally accepted in the United States.

7.	Employee Benefits:

401(k) Plans

The Company maintains a qualified profit sharing and 401(k) plan for eligible employees. All accounts are funded based on employee contributions to the plan, with the limits of such contributions determined by the Board of Directors. Effective January 1, 2002, the benefit formula for all participants was determined to be a match of 50% of participant contributions, up to 6% of their compensation. Effective March 1, 2009, the Company suspended the match of participant contributions. The plan also provides for contributions in such amounts as the Board of Directors may annually determine for the profit sharing portion of the plan. Employees vest in the 401(k) match and profit sharing contribution over a 5-year period. The amount charged to selling, general and administrative expense during the fiscal years ended January 2, 2010, January 3, 2009, and December 29, 2007 was $0.4 million, $1.7 million, and $1.4 million, respectively.

In conjunction with the acquisition of Am-Pac, see Note 2, the Company acquired and continues to maintain a defined contribution 401(k) plan for employees of Am-Pac who had previously qualified as to age

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and length of service. Participants may no longer make elective contributions to this plan but may actively participate in the Company 401(k) plan described above. During the fiscal year ended January 2, 2010, the Company did not provide any matching contributions to the Am-Pac 401(k) plan. For the period from December 18, 2008 through January 3, 2009, the Company provided matching 401(k) contributions that were insignificant.

Stock Option Plans

In connection with the acquisition of ATDI, the Company adopted the 2005 Management Stock Incentive Plan (the “2005 Plan”) in order to attract, retain and motivate directors, officers, employees and consultants of the Company and its subsidiaries. The 2005 Plan authorizes the issuance of up to 190,857 shares of voting common stock under terms and conditions to be set by the Company’s Board of Directors. A committee appointed by the Company’s Board of Directors shall administer the plan. The committee has sole authority to select those individuals to whom options may be granted and to determine the number of shares of Series A Common Stock that will be issuable upon exercise of the options granted. The purchase price for shares of Series A Common Stock issuable upon exercise of the options granted is fixed by the committee, but cannot be less than the fair market value of the Series A Common Stock, as determined in good faith by the Company’s Board of Directors, if the corresponding option is intended to qualify as an incentive stock option under the Internal Revenue Code.

All options granted under the 2005 Plan are subject to the terms and conditions of a stock option agreement entered into by each option recipient. The stock option agreement generally requires each recipient to be bound by the terms of a stockholder agreement with the Company in the event the recipient elects to exercise options. Options granted under the 2005 Plan generally vest based on performance or the occurrence of specified events, such as an initial public offering or company sale. Performance-based options vest at the end of each year based on the achievement of annual or cumulative EBITDA targets for the year. Options that vest on the basis of events such as an initial public offering or company sale do so only to the extent that the initial shareholders have earned a specified return on its initial investment in the Company’s shares. Options granted under the 2005 Plan are generally not transferable by the recipient other than by a will or by the laws of descent and distribution and, during the recipient’s lifetime, may only be exercised by the recipient. Under the terms of the 2005 Plan, options expire no later than 30 days after the tenth anniversary of the date of grant for non-qualified options and no later than the tenth anniversary of the date of grant for incentive stock options. Options are also subject to adjustment to avoid dilution in the event of stock splits, stock dividends, reclassifications or other similar changes in the Company’s capital structure.

In October 2009, the Company amended certain stock option agreements such that the number of unvested stock options were reduced and the vesting performance targets for these unvested stock options were modified. This amendment was evaluated in conjunction with the accounting standard for stock compensation and management concluded that no additional compensation expense should be recognized as a result of this modification. See note 14 for discussion of additional stock option modifications completed subsequent to year-end.

In May 2009, the Company granted options to James Micali, a member of the Company’s Board of Directors, to purchase 1,000 shares of Series A Common Stock. The options expire no later than 7 years and 30 calendar days from the date of grant and vest in equal installments over three years commencing on December 31, 2009. In addition, the Company authorized the grant of options to Alain Redheuil, who served as a member of the Company’s Board of Directors, to purchase 875 shares of Series A Common Stock. The options expire on the 30th calendar day after the seventh anniversary of March 31, 2005, and vest upon the closing of an approved sale of the Company. The options described above were granted pursuant to the terms of the 2005 Management Stock Incentive Plan.

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In April 2008, the Company granted options to James Hardymon, a member of the Company’s Board of Directors, under the 2005 Plan to purchase 800 shares of Series A Common Stock. The options expire no later than 7 years and 30 calendar days from the date of grant and vest in equal installments over three years commencing on December 31, 2008.

Stock option activity under the 2005 Plan is as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Outstanding at January 3, 2009 (66,871 exercisable)	177,504	$175.63
Granted	1,875	339.30
Amendment	(30,364)	211.50

Outstanding at January 2, 2010 (67,468 exercisable)	149,015	$170.38

In determining the fair value of stock options issued during fiscal 2009 and fiscal 2008, the Company used the Black-Scholes option pricing model. The fair value of the options granted to Mr. Micali and Mr. Redheuil during 2009, estimated on the date of grant using the Black-Scholes option pricing model, was $188.05 and $262.73 per share, respectively. The fair value of options granted during 2009 was determined using the following assumptions: a risk-free interest rate of 2.55%; no dividend yield; expected life of 7 years and 30 calendar days (for Mr. Micali) and 3 years and 30 calendar days (for Mr. Redheuil); and 35% volatility. The fair value of the options granted during second quarter 2008, estimated on the date of grant using the Black-Scholes option pricing model, was $161.13. The fair value of options granted was determined using the following assumptions: a risk-free interest rate of 3.04%; no dividend yield; expected life of 7 years and 30 calendar days, which equals the terms of the options; and 35% volatility. As the Company does not have sufficient historical volatility data for its own common stock, the stock price volatility utilized in the calculations above is based on the Company’s peer group in the industry in which it does business.

For the fiscal year ended January 2, 2010, the Company recorded compensation expense related to stock option grants of $0.3 million which is included in selling, general, and administrative expenses within the accompanying consolidated statements of operations. During fiscal 2008, the Company recognized an immaterial amount of compensation expense related to the grant to Mr. Hardymon. The Company did not issue any stock options during the fiscal years ended December 29, 2007. As of January 2, 2010, 67,468 options are vested under the 2005 Plan.

The following is summary information about stock options outstanding at January 2, 2010:

	Weighted	Weighted		Weighted
	Average	Average	Exercisable at	Average
Outstanding at	Remaining	Exercise	January 2,	Exercise
January 2, 2010	Term	Price	2010	Price
	(years)

33,199	2.44	$15.73	33,199	$15.73
114,016	3.19	211.50	33,403	211.50
800	5.33	376.40	533	376.40
1,000	6.25	451.12	333	451.12

149,015	3.05	$170.38	67,468	$117.65

Deferred Compensation Plan

The Company has a deferred compensation plan for its top executives and divisional employees covered by the executive bonus plan to encourage each participant to promote the long-term interests of the

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company. Each participant is allowed to defer portions of their annual salary as well as bonuses received into the plan. In addition to employee deferrals, the Company makes contributions on behalf of its top executives and certain of the divisional employees in varying amounts. The plan provides that an employee who becomes a participant on or before November 23, 1998, shall be fully vested in all amounts credited to such participant’s account. The plan provides that an employee who becomes a participant after November 23, 1998 shall be at all times fully vested in elective deferrals into such participant’s account and, as to contributions made by the Company, shall vest at a rate of twenty percent (20%) per year as long as such participant is an employee on January 1 of each year. The deferred compensation plan may be altered and amended by the Company’s Board of Directors. Effective January 4, 2009, the Company suspended contributions to the deferred compensation plan for fiscal 2009. The contributions made by the Company on behalf of its employees were not material in fiscal 2008 and 2007. At January 2, 2010 and January 3, 2009, the Company has recorded an obligation in other non-current liabilities related to the plan of $2.4 million and $2.1 million, respectively. The Company has provided for funding of the obligation through a Rabbi Trust, which holds various investments, including mutual funds and money market funds. The amount recorded in the consolidated balance sheets in other non-current assets related to the Rabbi Trust is $2.4 million and $2.1 million at January 2, 2010 and January 3, 2009, respectively.

In conjunction with the acquisition of Am-Pac, see Note 2, the Company acquired a deferred compensation plan for certain employees of Am-Pac. During fiscal 2009, all employees covered by this plan elected to roll out their funds. The plan assets of this plan were invested in mutual funds carried at fair value totaling $0.8 million at January 3, 2009 and is included in other non-current assets in the accompanying consolidated balance sheets. Also, the Company has recorded an obligation in other non-current liabilities related to this plan of $0.8 million at January 3, 2009.

8.	Commitments and Contingencies:

Leases

The Company leases land, buildings, equipment and vehicles under various noncancellable operating leases, which expire between 2010 and 2024. Future minimum lease commitments, net of sublease income, at January 2, 2010 are as follows (in thousands):

2010	$46,664
2011	43,179
2012	36,704
2013	30,904
2014	33,936
Thereafter	76,156

$267,543

Rent expense, net of sublease income, under these operating leases was $43.5 million in fiscal year 2009, $37.7 million in fiscal year 2008, and $33.8 million in fiscal year 2007.

On March 27, 2002, the Company completed an agreement for the sale and leaseback of three of its owned facilities generating cash proceeds of $13.9 million. The Company reports this transaction as a capital lease using direct financing lease accounting. As such, the Company recorded a $14.1 million capital lease obligation during fiscal 2002. See Note 5 for more information on this capital lease. Obligations under the Company’s other capital leases are not material.

The Company remains liable as a guarantor on certain leases related to Winston Tire Company, its discontinued retail segment. As of January 2, 2010, the Company’s total obligations, as guarantor on these

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

leases, are approximately $5.7 million extending over 9 years. However, the Company has secured assignments or sublease agreements for the vast majority of these commitments with contractually assigned or subleased rentals of approximately $5.3 million. A provision has been made for the net present value of the estimated shortfall.

Legal and Tax Proceedings

The Company is involved from time to time in various lawsuits, including class action lawsuits as well as various audits and reviews regarding its federal, state and local tax filings, arising out of the ordinary conduct of its business. Management does not expect that any of these matters will have a material adverse effect on the Company’s business or financial condition. As to tax filings, the Company believes that the various tax filings have been made in a timely fashion and in accordance with applicable federal, state and local tax code requirements. Additionally, the Company believes that it has adequately provided for any reasonably foreseeable resolution of any tax disputes, but will adjust its reserves if events so dictate in accordance with FASB authoritative guidance. To the extent that the ultimate results differ from the original or adjusted estimates of the Company, the effect will be recorded in accordance with the accounting standards for income taxes. See Note 9 below for further description of the accounting standards for income taxes and the related impacts.

9.	Income Taxes:

The following summarizes the components of the Company’s income tax provision on income from operations for fiscal years 2009, 2008 and 2007 (in thousands):

	Year Ended
	January 2,	January 3,	December 29,
	2010	2009	2007

Federal—
Current provision	$1,713	$6,713	$8,410
Deferred provision (benefit)	2,565	788	(6,556)

	4,278	7,501	1,854
State—
Current provision	1,472	1,228	411
Deferred provision	1,576	2,644	602

	3,048	3,872	1,013

Total provision	$7,326	$11,373	$2,867

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Actual income tax expense differs from the amount computed by applying the statutory federal income tax rate of 35% in fiscal years 2009, 2008 and 2007 as a result of the following (in thousands):

	Year Ended
	January 2,	January 3,	December 29,
	2010	2009	2007

Income tax provision computed at the federal statutory rate	$4,292	$7,365	$1,484
Non-deductible preferred stock dividends	777	717	663
Permanent differences	166	229	178
State income taxes, net of federal income tax benefit	1,184	1,201	670
Increase in state effective tax rate	—	1,226	—
Tax settlements and other adjustments to uncertain tax positions	—	153	(128)
Increase in valuation allowance	907	482	—

Income tax provision	$7,326	$11,373	$2,867

Deferred income taxes reflect the net tax effects of (a) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes and (b) operating loss and tax credit carry-forwards. The tax effects of the significant temporary differences that comprise deferred tax assets and liabilities at January 2, 2010 and January 3, 2009 are as follows (in thousands):

	January 2,	January 3,
	2010	2009

Deferred tax assets —
Accrued expenses and liabilities	$8,140	$11,478
Net operating loss carry-forwards	5,013	5,053
Employee benefits	1,771	3,827
Inventory cost capitalization	7,521	7,800
Other comprehensive income	1,299	1,870
Other	4,328	4,013

Gross deferred tax assets	28,072	34,041
Valuation allowance	(1,558)	(651)

Net deferred tax assets	26,514	33,390

Deferred tax liabilities —
Depreciation and amortization of intangibles	(90,677)	(93,398)
Other	(816)	(612)

Gross deferred tax liabilities	(91,493)	(94,010)

Net deferred tax liabilities	$(64,979)	$(60,620)

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The above amounts have been classified in the accompanying consolidated balance sheets as follows (in thousands):

	January 2,	January 3,
	2010	2009

Deferred tax assets (liabilities) —
Current	$10,657	$14,198
Noncurrent	(75,636)	(74,818)

	$(64,979)	$(60,620)

As part of a merger transaction during 2005, the Company generated substantial tax deductions relating to the exercise of stock options and payments made for transaction bonuses. The Company’s consolidated balance sheet as of January 2, 2010 reflects a net non-current deferred tax liability of $65.0 million, which primarily relates to the temporary difference between book and tax basis of the Company’s intangible assets, which are amortized for book purposes but are not deductible for tax purposes.

At January 2, 2010, the Company had $11.0 million net operating losses (“NOLs”) available for federal tax purposes and NOLs available for state tax purposes of approximately $27.0 million. The NOLs for state tax purposes will expire between 2011 and 2026. Except as discussed below, the Company expects to utilize these NOLs prior to their expiration date.

Management has evaluated the Company’s deferred tax assets and has concluded that certain deferred tax assets related to some of its state NOL’s do not meet the requirement of being more likely than not that they will be realized. In addition, management has concluded that deferred tax assets that relate to certain capital losses do not meet the requirement of being more likely than not that they will be realized. As a result, the Company has established a valuation allowance against these deferred tax assets. Except for these state NOL’s and capital losses, the Company has concluded that the realizability of the remaining deferred tax assets is more likely than not. Therefore, the Company has not established a valuation allowance against any of its other deferred tax assets. The Company’s evaluation process considered the historical and long-term expected profitability of the Company as well as existence of deferred tax liabilities, which will reverse in future periods. The Company’s ability to generate future taxable income is dependent on numerous factors including general economic conditions, the state of the replacement tire market and other factors beyond management’s control. Therefore, there can be no assurance that the Company will meet its expectation of future taxable income. Changes in expected future taxable income could lead to the Company recording an additional valuation allowance against the deferred tax assets.

At January 2, 2010, the Company had unrecognized tax benefits of $0.9 million, of which $0.3 million is included within accrued expenses and $0.6 million is included within other liabilities within the accompanying consolidated balance sheet. Of the Company’s $0.9 million unrecognized tax benefits as of January 2, 2010, only $0.3 million is anticipated to have an effect on the Company’s effective tax rate, if recognized. In addition, of the Company’s $0.9 million liability for uncertain tax positions, approximately $0.6 million relates to temporary timing differences.

During the next 12 months, management does not believe that it is reasonably possible that any of the unrecognized tax benefits may decrease. During the twelve month period ended January 2, 2010, the Company accrued an additional $0.1 million of interest and penalties related to its uncertain tax positions, all of which is recorded as a component of the Company’s income tax provision in the accompanying consolidated statement of operations. In addition, during the twelve month period ended January 3, 2009, the Company settled a state assessment that related to tax years 2002 — 2004. As a result of this settlement, the Company extinguished $1.8 million related to this uncertain tax position.

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

While the Company believes that it has adequately provided for all tax positions, amounts asserted by taxing authorities could be greater than the Company’s accrued position. Accordingly, additional provisions of federal and state-related matters could be recorded in the future as revised estimates are made or the underlying matters are settled or otherwise resolved.

The Company files federal income tax returns, as well as multiple state jurisdiction tax returns. The tax years 2006 — 2009 remain open to examination by the taxing jurisdictions to which the Company is subject.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	January 2,	January 3,
	2010	2009

Balance at beginning of year	$1,949	$4,088
(Reductions) additions based on tax positions related to the current year, net	(1,026)	59
Settlements	—	(1,800)
Reductions for lapse in statute of limitations	(19)	(398)

Balance at end of year	$904	$1,949

10.	Warrants:

In March 2005, in connection with the acquisition of ATDI, ATDH issued warrants to The 1818 Mezzanine Fund II, L.P. (“The 1818 Fund”) in exchange for $4.6 million in cash less related transaction costs of $0.1 million. The warrants permit the holders to acquire up to 21,895 shares of ATDH Series A Common Stock at $.01 per share. The warrants expire on September 30, 2015. The Company has recorded the initial recognition of these warrants at fair value and has presented them as a component of stockholders’ equity at January 2, 2010 and January 3, 2009.

11.	Redeemable Preferred Stock:

In connection with the acquisition of ATDI, ATDH issued 20,000 shares of 8% cumulative mandatorily redeemable preferred stock to The 1818 Fund in exchange for $15.4 million in cash less related transaction costs of $0.5 million. The cumulative preferred stock has a stated value of $1,000 per share and holders will be entitled to receive, when and if declared by the Board of Directors, cumulative dividends, payable in cash, at an annual rate of 8.0%. The dividends and accretion of the carrying amount to the redemption amount is recorded as interest expense in the accompanying consolidated statements of operations. ATDH’s Board of Directors is not obligated to declare dividends and the preferred stock provides no monetary penalties for a failure to declare dividends. The cumulative preferred stock may be redeemed by ATDH at any time beginning on the first anniversary of the issuance of the stock and will be required to be redeemed upon a change of control of ATDH and at its maturity in 2015. The 8% cumulative mandatorily redeemable preferred stock is classified as a noncurrent liability in the accompanying consolidated balance sheets in accordance with FASB authoritative guidance.

12.	Common Stock:

Holdings is authorized to issue shares of four series of common stock, each with a par value of $0.01 per share, including Series A Common Stock, Series B Common Stock, Series D Common Stock and Common Stock. Only holders of Series B Common Stock, Series D Common Stock and Common Stock have the right to vote. Holders of Series A Common Stock do not have any voting rights, except that the holders of such

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

series of common stock will have the right to vote as a series to the extent required under the laws of the State of Delaware.

Holders of Series D Common Stock are entitled to 468 votes per share on all matters submitted to the Company’s stockholders to be voted upon by the stockholders entitled to vote. Holders of Series B Common Stock are entitled to one vote per share on all matters submitted to the Company’s stockholders to be voted upon by the stockholders entitled to vote. In the event of an initial public offering, each then outstanding share of Series A Common Stock, Series B Common Stock and Series D Common Stock will automatically convert into one share of Common Stock effective on the initial public offering date.

13.	Related Party Transactions:

Redeemable Preferred Stock and Warrants

In connection with the acquisition of ATDI, ATDH issued 20,000 shares of 8% cumulative mandatorily redeemable preferred stock and warrants to acquire up to 21,895 shares of ATDH Series A Common Stock at $.01 per share to The 1818 Fund (see Note 10 and 11 for further information). Joseph P. Donlan, a member of the Company’s Board of Directors, is a Managing Director of Brown Brothers Harriman & Co., The 1818 Fund’s general partner.

Deferred Financing Fees

Advisory fees of $13.9 million were paid to Investcorp S.A. (“Investcorp”) and its co-sponsors, Berkshire Partners and Greenbriar Equity Group, in connection with the revolving credit facility and the issuance of the senior notes and 8% cumulative mandatorily redeemable preferred stock. These fees are recorded as debt issuance costs in the accompanying consolidated balance sheets and are being amortized over the life of the respective debt.

Management Advisory Fees

Management advisory fees of $8.0 million were paid to one or more of Investcorp and its co-sponsors (or their respective affiliates) at the closing of the acquisition of ATDI for services to be rendered over a period of five years following the date of the acquisition. This payment is being amortized pursuant to the terms of the agreement and on a basis consistent with the service provided. Accordingly, the Company recorded amortization expense of $0.5 million during the fiscal years ended January 2, 2010, January 3, 2009 and December 29, 2007. Approximately $0.1 million remains unamortized as of January 2, 2010.

14.	Subsequent Event:

On February 5, 2010, the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission for an initial public offering of common stock. The Registration Statement is currently under review by the Securities and Exchange Commission.

On March 10, 2010, the Company’s board of directors approved a discretionary vesting of certain previously unvested stock options. This discretionary vesting was evaluated in conjunction with the accounting standard for modification of stock options and management concluded that additional non-cash compensation expense will be recorded during the first quarter of 2010 related to this modification.

15.	Subsidiary Guarantor Financial Information:

The following condensed consolidating financial statements are presented pursuant to Rule 3-10 of Regulation S-X and reflect the financial position, results of operations and cash flows of the Company. As allowed under our indenture agreements, during fiscal 2009, the Company merged certain subsidiary

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

guarantors into the subsidiary issuer. As a result of this merger, the consolidating balance sheet as of January 3, 2009, the consolidating statements of operations for the fiscal years ended January 3, 2009 and December 29, 2007, and the consolidating statement of cash flows for the fiscal years ended January 3, 2009 and December 29, 2007 have been retroactively adjusted to reflect the post-merger legal entity structure.

The financial information is presented under the following column headings: Parent Company (ATDH), Subsidiary Issuer (ATDI), and Subsidiary Guarantors (ATDI’s subsidiaries). The Subsidiary Issuer and all of the Subsidiary Guarantors are wholly-owned subsidiaries of ATDH. The following describes the guarantor relationships of the Company’s senior notes:

•	Discount Notes in an aggregate principal amount of $51.5 million at maturity were issued by ATDH. Such notes are not guaranteed by the Subsidiary Issuer or the Subsidiary Guarantors.

•	Floating Rate Notes and 2013 Notes in an aggregate principal amount of $290.0 million were issued by ATDI and are unconditionally guaranteed by ATDH on a subordinated basis and are unconditionally guaranteed on a joint and several basis by the Company’s non-issuing, wholly-owned subsidiaries (“Subsidiary Guarantors”).

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The condensed consolidating financial information for the Company is as follows (amounts in thousands):

Condensed Consolidating Balance Sheets as of January 2, 2010 and January 3, 2009 are as follows:

	As of January 2, 2010
	Parent	Subsidiary	Subsidiary
	Company	Issuer	Guarantors	Eliminations	Consolidated

Assets
Current assets:
Cash and cash equivalents	$—	$6,566	$724	$—	$7,290
Restricted cash	—	—	9,750	—	9,750
Accounts receivable, net	—	188,573	315	—	188,888
Inventories	—	388,901	—	—	388,901
Assets held for sale	—	458	—	—	458
Intercompany receivables	2,066	—	26,533	(28,599)	—
Other current assets	—	15,798	6,576	—	22,374

Total current assets	2,066	600,296	43,898	(28,599)	617,661

Property and equipment, net	—	54,017	7,758	—	61,775
Goodwill and other intangible assets, net	—	583,153	19,263	—	602,416
Investment in subsidiaries	310,255	60,981	—	(371,236)	—
Other assets	1,483	17,275	14	—	18,772

Total assets	$313,804	$1,315,722	$70,933	$(399,835)	$1,300,624

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$—	$367,793	$1,059	$—	$368,852
Accrued expenses	5,077	29,656	2,780	—	37,513
Current maturities of long-term debt	6,263	7,700	16	—	13,979
Intercompany payables	—	28,599	—	(28,599)	—

Total current liabilities	11,340	433,748	3,855	(28,599)	420,344

Long-term debt	45,217	490,356	24	—	535,597
Deferred income taxes	—	72,023	3,613	—	75,636
Other liabilities	—	9,340	2,460	—	11,800
Redeemable preferred stock	26,600	—	—	—	26,600
Stockholders’ equity:
Intercompany investment	—	280,622	64,935	(345,557)	—
Common stock	10	—	—	—	10
Additional paid-in capital	218,348	—	—	—	218,348
Warrants	4,631	—	—	—	4,631
Accumulated earnings (deficit)	9,922	31,797	(3,954)	(27,843)	9,922
Accumulated other comprehensive loss	(2,164)	(2,164)	—	2,164	(2,164)
Treasury stock, at cost	(100)	—	—	—	(100)

Total stockholders’ equity	230,647	310,255	60,981	(371,236)	230,647

Total liabilities and stockholders’ equity	$313,804	$1,315,722	$70,933	$(399,835)	$1,300,624

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of January 3, 2009
	Parent	Subsidiary	Subsidiary
	Company	Issuer	Guarantors	Eliminations	Consolidated

Assets
Current assets:
Cash and cash equivalents	$72	$6,305	$2,118	$—	$8,495
Restricted cash	—	500	9,750	—	10,250
Accounts receivable, net	—	153,949	24,946	—	178,895
Inventories	—	393,608	62,469	—	456,077
Assets held for sale	—	442	14,270	—	14,712
Intercompany receivable	—	17,714	—	(17,714)	—
Other current assets	2	21,215	6,412	—	27,629

Total current assets	74	593,733	119,965	(17,714)	696,058

Property and equipment, net	—	47,618	9,998	—	57,616
Goodwill and other intangible assets, net	—	598,939	14,055	—	612,994
Investment in subsidiaries	300,361	65,074	—	(365,435)	—
Other assets	1,836	12,886	9,470	—	24,192

Total assets	$302,271	$1,318,250	$153,488	$(383,149)	$1,390,860

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$—	$311,141	$49,250	$—	$360,391
Accrued expenses	1,723	30,306	11,076	—	43,105
Liabilities held for sale	—	—	1,199	—	1,199
Current maturities of long-term debt	—	3,034	16	—	3,050
Intercompany payables	641	—	17,073	(17,714)	—

Total current liabilities	2,364	344,481	78,614	(17,714)	407,745

Long-term debt	51,480	587,868	36	—	639,384
Deferred income taxes	—	70,844	3,974	—	74,818
Other liabilities	—	14,696	5,790	—	20,486
Redeemable preferred stock	23,941	—	—	—	23,941
Stockholders’ equity:
Intercompany investment	—	280,624	65,198	(345,822)	—
Common stock	10	—	—	—	10
Additional paid-in capital	218,022	—	—	—	218,022
Warrants	4,631	—	—	—	4,631
Accumulated earnings (deficit)	4,990	22,804	(124)	(22,680)	4,990
Accumulated other comprehensive loss	(3,067)	(3,067)	—	3,067	(3,067)
Treasury stock, at cost	(100)	—	—	—	(100)

Total stockholders’ equity	224,486	300,361	65,074	(365,435)	224,486

Total liabilities and stockholders’ equity	$302,271	$1,318,250	$153,488	$(383,149)	$1,390,860

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statements of Operations for fiscal years ended January 2, 2010, January 3, 2009, and December 29, 2007 are as follows:

	For the Fiscal Year Ended
	January 2, 2010
	Parent	Subsidiary	Subsidiary
	Company	Issuer	Guarantors	Eliminations	Consolidated

Net sales	$—	$2,058,459	$113,328	$—	$2,171,787
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	—	1,712,476	85,429	—	1,797,905
Selling, general and administrative expenses	344	269,110	36,735	—	306,189

Operating (loss) income	(344)	76,873	(8,836)	—	67,693

Other income (expense):
Interest expense	(9,706)	(44,705)	(4)	—	(54,415)
Other, net	(2)	(346)	(672)	—	(1,020)
Equity earnings of subsidiaries	8,993	(3,830)	—	(5,163)	—

(Loss) income from operations before income taxes	(1,059)	27,992	(9,512)	(5,163)	12,258
Income tax (benefit) provision	(5,991)	18,999	(5,682)	—	7,326

Net income (loss)	$4,932	$8,993	$(3,830)	$(5,163)	$4,932

	For the Fiscal Year Ended
	January 3, 2009
	Parent	Subsidiary	Subsidiary
	Company	Issuer	Guarantors	Eliminations	Consolidated

Net sales	$—	$1,952,928	$7,916	$—	$1,960,844
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	—	1,599,581	5,483	—	1,605,064
Selling, general and administrative expenses	38	271,700	2,674	—	274,412

Operating (loss) income	(38)	81,647	(241)	—	81,368

Other income (expense):
Interest expense	(9,537)	(49,632)	—	—	(59,169)
Other, net	(1)	(1,126)	(28)	—	(1,155)
Equity earnings of subsidiaries	14,072	(124)	—	(13,948)	—

Income (loss) from operations before income taxes	4,496	30,765	(269)	(13,948)	21,044
Income tax (benefit) provision	(5,175)	16,693	(145)	—	11,373

Net income (loss)	$9,671	$14,072	$(124)	$(13,948)	$9,671

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Fiscal Year Ended
	December 29, 2007
	Parent	Subsidiary	Subsidiary
	Company	Issuer	Guarantors	Eliminations	Consolidated

Net sales	$—	$1,877,480	$—	$—	$1,877,480
Cost of goods sold, excluding depreciation included in selling, general and administrative expenses below	—	1,552,975	—	—	1,552,975
Selling, general and administrative expenses	38	258,309	—	—	258,347

Operating (loss) income	(38)	66,196	—	—	66,158

Other income (expense):
Interest expense	(9,277)	(52,356)	—	—	(61,633)
Other, net	—	(285)	—	—	(285)
Equity earnings of subsidiaries	4,382	—	—	(4,382)	—

(Loss) income from operations before income taxes	(4,933)	13,555	—	(4,382)	4,240
Income tax (benefit) provision	(6,306)	9,173	—	—	2,867

Net income	$1,373	$4,382	$—	$(4,382)	$1,373

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Consolidating Statements of Cash Flows for the fiscal years ended January 2, 2010, January 3, 2009, and December 29, 2007 are as follows:

	For the Fiscal Year Ended
	January 2, 2010
	Parent	Subsidiary	Subsidiary
	Company	Issuer	Guarantors	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$4,932	$8,993	$(3,830)	$(5,163)	$4,932
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization of intangibles and other assets	353	33,746	2,813	—	36,912
Provision for doubtful accounts	—	1,208	173	—	1,381
Accretion of 8% cumulative preferred stock	441	—	—	—	441
Accrued dividends on 8% cumulative preferred stock	2,219	—	—	—	2,219
Provision for deferred income taxes	—	5,028	2	—	5,030
Other, net	326	1,781	(201)	—	1,906
Equity earnings of subsidiaries	(8,993)	3,830	—	5,163	—
Intercompany	(2,707)	38,408	(35,701)	—	—
Change in assets and liabilities:
Accounts receivable, net	—	(38,334)	22,872	—	(15,462)
Inventories	—	4,626	59,147	—	63,773
Other current assets	2	1,553	1,151	—	2,706
Accounts payable and accrued expenses	3,354	74,533	(45,048)	—	32,839
Other, net	1	(3,175)	(2,398)	—	(5,572)

Net cash (used in) provided by operating activities	(72)	132,197	(1,020)	—	131,105

Cash flows from investing activities:
Acquisitions, net of cash acquired	—	(128)	244	—	116
Purchase of property and equipment	—	(12,532)	(225)	—	(12,757)
Purchase of assets held for sale	—	(1,382)	—	—	(1,382)
Proceeds from sale of property and equipment	—	133	38	—	171
Proceeds from disposal of assets held for sale	—	1,116	8,116	—	9,232

Net cash (used in) provided by investing activities	—	(12,793)	8,173	—	(4,620)

Cash flows from financing activities:
Borrowings from revolving credit facility	—	2,056,414	—	—	2,056,414
Repayments of revolving credit facility	—	(2,147,985)	—	—	(2,147,985)
Outstanding checks	—	(23,989)	(8,535)	—	(32,524)
Payments of other long-term debt	—	(3,583)	(12)	—	(3,595)

Net cash used in financing activities	—	(119,143)	(8,547)	—	(127,690)

Net (decrease) increase in cash and cash equivalents	(72)	261	(1,394)	—	(1,205)
Cash and cash equivalents, beginning of year	72	6,305	2,118	—	8,495

Cash and cash equivalents, end of year	$—	$6,566	$724	$—	$7,290

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Fiscal Year Ended
	January 3, 2009
	Parent	Subsidiary	Subsidiary
	Company	Issuer	Guarantors	Eliminations	Consolidated

Cash flows from operating activities:
Net income (loss)	$9,671	$14,072	$(124)	$(13,948)	$9,671
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization of intangibles and other assets	354	29,938	72	—	30,364
Provision for doubtful accounts	—	2,514	—	—	2,514
Accretion of 8% cumulative preferred stock	441	—	—	—	441
Accrued dividends on 8% cumulative preferred stock	2,051	—	—	—	2,051
Provision for deferred income taxes	—	3,342	90	—	3,432
Other, net	32	409	—	—	441
Equity earnings of subsidiaries	(14,072)	124	—	13,948	—
Intercompany	1,523	(8,846)	7,323	—	—
Change in assets and liabilities:
Accounts receivable, net	—	1,040	(172)	—	868
Inventories	—	(46,432)	3,365	—	(43,067)
Other current assets	—	(217)	327	—	110
Accounts payable and accrued expenses	1	(44,252)	(15,363)	—	(59,614)
Other, net	(2)	(1,296)	1	—	(1,297)

Net cash used in operating activities	(1)	(49,604)	(4,481)	—	(54,086)

Cash flows from investing activities:
Acquisitions, net of cash acquired	—	(71,532)	2,948	—	(68,584)
Purchase of property and equipment	—	(13,375)	(49)	—	(13,424)
Purchase of assets held for sale	—	(3,020)	—	—	(3,020)
Proceeds from sale of property and equipment	—	170	—	—	170
Proceeds from disposal of assets held for sale	—	3,187	—	—	3,187

Net cash (used in) provided by investing activities	—	(84,570)	2,899	—	(81,671)

Cash flows from financing activities:
Borrowings from revolving credit facility	—	1,902,324	—	—	1,902,324
Repayments of revolving credit facility	—	(1,798,645)	—	—	(1,798,645)
Outstanding checks	—	46,251	3,700	—	49,951
Payments of other long-term debt	—	(4,452)	—	—	(4,452)
Change in restricted cash	—	(9,675)	—	—	(9,675)

Net cash provided by financing activities	—	135,803	3,700	—	139,503

Net (decrease) increase in cash and cash equivalents	(1)	1,629	2,118	—	3,746
Cash and cash equivalents, beginning of year	73	4,676	—	—	4,749

Cash and cash equivalents, end of year	$72	$6,305	$2,118	$—	$8,495

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Fiscal Year Ended
	December 29, 2007
	Parent	Subsidiary	Subsidiary
	Company	Issuer	Guarantors	Eliminations	Consolidated

Cash flows from operating activities:
Net income	$1,373	$4,382	$—	$(4,382)	$1,373
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of intangibles and other assets	353	32,799	—	—	33,152
Provision for doubtful accounts	—	854	—	—	854
Accretion of 8% cumulative preferred stock	441	—	—	—	441
Accretion of Discount Notes	1,571	—	—	—	1,571
Accrued dividends on 8% cumulative preferred stock	1,893	—	—	—	1,893
Benefit for deferred income taxes	—	(6,916)	—	—	(6,916)
Other, net	1	(839)	—	—	(838)
Equity earnings of subsidiaries	(4,382)	—	—	4,382	—
Intercompany	(2,946)	2,946	—	—	—
Change in assets and liabilities:
Accounts receivable, net	—	(14,435)	—	—	(14,435)
Inventories	—	(35,347)	—	—	(35,347)
Other current assets	—	(3,420)	—	—	(3,420)
Accounts payable and accrued expenses	1,695	38,447	—	—	40,142
Other, net	1	648	—	—	649

Net cash provided by operating activities	—	19,119	—	—	19,119

Cash flows from investing activities:
Acquisitions, net of cash acquired	—	(20,981)	—	—	(20,981)
Purchase of property and equipment	—	(8,648)	—	—	(8,648)
Purchase of assets held for sale	—	(2,388)	—	—	(2,388)
Proceeds from sale of property and equipment	—	305	—	—	305
Proceeds from disposal of assets held for sale	—	1,852	—	—	1,852

Net cash used in investing activities	—	(29,860)	—	—	(29,860)

Cash flows from financing activities:
Borrowings from revolving credit facility	—	1,669,818	—	—	1,669,818
Repayments of revolving credit facility	—	(1,651,574)	—	—	(1,651,574)
Outstanding checks	—	(292)	—	—	(292)
Payments of other long-term debt	—	(4,402)	—	—	(4,402)
Payments of deferred financing costs	—	(1,085)	—	—	(1,085)
Change in restricted cash	—	(575)	—	—	(575)

Net cash provided by financing activities	—	11,890	—	—	11,890

Net increase in cash and cash equivalents	—	1,149	—	—	1,149
Cash and cash equivalents, beginning of year	73	3,527	—	—	3,600

Cash and cash equivalents, end of year	$73	$4,676	$—	$—	$4,749

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Earnings per share:

Basic earnings per share is calculated using our weighted-average outstanding common shares. Diluted earnings per share is calculated using our weighted-average outstanding common shares including the dilutive effect of stock options and warrants as determined under the treasury stock method.

The following table sets forth the computation of basic and diluted earnings per share for the fiscal years ended January 2, 2010, January 3, 2009 and December 29, 2007:

	January 2,		January 3,	December 29,
	2010		2009	2007

Basic earnings per share calculation:
Net income		$4,932,000	$9,671,000	$1,373,000
Weighted average common shares outstanding		999,528	999,528	999,528
Net income per share — basic		$4.93	$9.68	$1.37

Diluted earnings per share calculation:
Net income		$4,932,000	$9,671,000	$1,373,000
Weighted average common shares outstanding		999,528	999,528	999,528
Effect of dilutive securities:
Stock options(1)		95,462	95,322	95,482
Warrants		21,895	21,895	21,895

Diluted weighted average common shares		1,116,885	1,116,745	1,116,905
outstanding
Net income per share — diluted		$4.42	$8.66	$1.23

Unaudited pro forma net income per share — basic(2)	$

Unaudited pro forma net income per share — diluted(2)	$

(1)	Options to purchase 1,000 and 800 shares of common stock during the years ended January 2, 2010 and January 3, 2009, respectively, were outstanding but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.

(2)	Unaudited pro forma net income per share has been calculated assuming conversion of all outstanding shares of the Series A, B, and D common stock to shares of our common stock as well as to reflect the assumed proceeds to redeem debt and mandatorily redeemable preferred stock.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For Fiscal Years Ended January 2, 2010, January 3, 2009, and December 29, 2007
(in thousands)

		Additions
	Balance	Charged		Charged
	Beginning	to Costs		to Other				Balance
	of Year	and Expenses		Accounts		Deductions		End of Year

2009
Allowance for doubtful accounts	$2,314	$1,381		$—		$(1,415	)(1)	$2,280
Acquisition exit cost reserves(2)	15,273	(2,699)		1,643	(3)	(5,513)		8,704
Inventory reserves	865	136	(4)	—		—		1,001
Sales returns and allowances	1,679	2,892		—		(3,316)		1,255
Valuation allowance on deferred tax assets	651	907		—		—		1,558
2008
Allowance for doubtful accounts	$2,093	$2,515		$—		$(2,294	)(1)	$2,314
Acquisition exit cost reserves(2)	5,749	(16)		11,292	(3)	(1,752)		15,273
Inventory reserves	1,045	(180	)(4)	—		—		865
Sales returns and allowances	1,731	3,108		—		(3,160)		1,679
Valuation allowance on deferred tax assets	169	482		—		—		651
2007
Allowance for doubtful accounts	$1,469	$854		$—		$(230	)(1)	$2,093
Acquisition exit cost reserves(2)	3,584	378		2,690	(3)	(903)		5,749
Inventory reserves	1,852	(807	)(4)	—		—		1,045
Sales returns and allowances	1,870	2,151		—		(2,290)		1,731
Valuation allowance on deferred tax assets	—	169		—		—		169

(1)	Accounts written off during the year, net of recoveries.

(2)	Amounts represent facilities closing cost of acquired distribution centers due to existing distribution centers being located in close proximity to the acquired distribution facilities.

(3)	Represents facilities closing cost of acquired Am-Pac, Gray’s Tire and Martino Tire distribution centers recorded during purchase accounting due to existing distribution centers being located in close proximity to the acquired distribution facilities.

(4)	Amounts represent net changes in reserve levels for additionally calculated requirements or reductions resulting from sale off or scrapping of obsolete inventories.

Schedules not included herein are omitted because they are not applicable or the required information appears in the financial statements or notes thereto.

Through and including          , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

           Shares

Common Stock

PRELIMINARY PROSPECTUS

BofA Merrill Lynch

Deutsche Bank Securities

          , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by the registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee and the New York Stock Exchange (“NYSE”) listing fee.

Expenses	Amount

Securities and Exchange Commission registration fee		$16,399
FINRA filing fee		23,500
NYSE listing fee		250,000
Costs of printing		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent’s fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

The registrant’s Certificate of Incorporation (the “Certificate”) provides that, except to the extent prohibited by the Delaware General Corporation Law (the “DGCL”), the registrant’s directors shall not be liable to the registrant or their respective stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under the DGCL, the directors have a fiduciary duty to the registrant, which is not eliminated by these provisions of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) arising under Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit. This provision does not affect the directors’ responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws.

Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The registrant’s Bylaws provide that the registrant shall indemnify and hold harmless, to the fullest extent permitted by applicable law, as may be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the registrant or is or was serving at the request of the registrant as a director, officer, employee or agent of another registrant or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) incurred by such person.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Bylaws. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 15.	Recent Sales of Unregistered Securities

None.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit
Number	Description of Exhibit

1.1	Form of Underwriting Agreement.***
3.1	Amended and Restated Certificate of Incorporation of American Tire Distributors Holdings, Inc. (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
3.2	Certificate of Designations, Preferences and Rights of Series B Preferred Stock of American Tire Distributors Holdings, Inc.**
3.3	Certificate of Designation, Preferences and Rights of 8% Cumulative Redeemable Preferred Stock of American Tire Distributors Holdings, Inc.**
3.4	Amended and Rested Bylaws of American Tire Distributors Holdings, Inc. (incorporated herein by reference to Exhibit 3.12 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
4.1	Indenture, dated as of March 31, 2005, among American Tire Distributors Holdings, Inc. and Wachovia Bank, National Association, as Trustee (the “Holdings Indenture”) (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
4.2	Indenture, dated as of March 31, 2005, among ATD MergerSub, Inc., American Tire Distributors Holdings, Inc. and Wachovia Bank, National Association, as Trustee (the “Floating Rate Note Indenture”) (incorporated herein by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
4.3	Indenture, dated as of March 31, 2005, among ATD MergerSub, Inc., American Tire Distributors Holdings, Inc. and Wachovia Bank, National Association, as Trustee (the “Fixed Rate Note Indenture”) (incorporated herein by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
4.4	Supplemental Indenture, dated as of March 31, 2005, among American Tire Distributors, Inc., American Tire Distributors Holdings, Inc., The Speed Merchant, Inc., T.O. Haas Tire Co., Inc., T.O. Haas Holding Co., Inc., Texas Market Tire, Inc., Texas Market Tire Holdings I, Inc., Target Tire, Inc. and Wachovia Bank, National Association, as Trustee (the “Floating Rate Supplemental Indenture”) (incorporated herein by reference to Exhibit 4.5 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
4.5	Supplemental Indenture, dated as of March 31, 2005, among American Tire Distributors, Inc., American Tire Distributors Holdings, Inc., The Speed Merchant, Inc., T.O. Haas Tire Co., Inc., T.O. Haas Holding Co., Inc., Texas Market Tire, Inc., Texas Market Tire Holdings I, Inc. and Wachovia Bank, National Association, as Trustee (the “Fixed Rate Supplemental Indenture”) (incorporated herein by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
4.6	Form of Holdings Senior Discount Note (incorporated herein by reference to Exhibit 4.1, Exhibit A, to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
4.7	Form of the Company Floating Rate Note (incorporated herein by reference to Exhibit 4.2, Exhibit A, to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
4.8	Form of the Company Fixed Rate Note (incorporated herein by reference to Exhibit 4.3, Exhibit A, to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).

Exhibit
Number	Description of Exhibit

4.9	Warrant Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and The 1818 Mezzanine Fund II, L.P. (incorporated herein by reference to Exhibit 10.65 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
4.10	Form of Warrant Certificate (incorporated herein by reference to Exhibit 10.65, Exhibit A, to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
4.11	Registration Rights Agreement.***
4.12	Stockholders Agreement by and among American Tire Distributors Holdings, Inc. and each person listed on the signature pages hereto.***
5.1	Opinion of Gibson, Dunn & Crutcher LLP as to the legality of the securities being registered.***
10.1	Fourth Amended and Restated Loan and Security Agreement, dated as of March 31, 2005, among the American Tire Distributors, Inc., The Speed Merchant, Inc., T.O. Haas Tire Co., Inc., T.O. Haas Holding Co., Inc., Texas Market Tire, Inc., Texas Market Tire Holdings I, Inc., Target Tire, Inc., ATD MergerSub, Inc., as Borrowers and Banc of America Securities LLC, as Book Running Manager, Wachovia Capital Markets LLC, GECC Capital Markets Group, Inc., and Banc of America Securities LLC, each as Co-Lead Arranger, Wachovia Bank, National Association and General Electric Capital Corporation as Co-Syndication Agents and Bank of America, N.A. as administrative agent and collateral agent for the Lenders (incorporated herein by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.2	First Amendment to Fourth Amended and Restated Loan and Security Agreement (incorporated herein by reference to Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K filed March 31, 2006).
10.3	Second Amendment to Fourth Amended and Restated Loan and Security Agreement (incorporated herein by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K filed March 31, 2006).
10.4	Third Amendment to Fourth Amended and Restated Loan and Security Agreement (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed May 16, 2006).
10.5	Fourth Amendment to Fourth Amended and Restated Loan and Security Agreement.**
10.6	Fifth Amendment to Fourth Amended and Restated Loan and Security Agreement (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed May 14, 2007).
10.7	Registration Rights Agreement, made as of March 31, 2005, by American Tire Distributors, Inc for the benefit of the Holders thereto with respect to Senior Floating Rate Notes due 2012 and 10.750% Senior Notes due 2013 (incorporated herein by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.8	Registration Rights Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and Banc of America Securities, LLC, Credit Suisse First Boston, LLC and Wachovia Capital Markets, LLC, with respect to 13% Senior Discount Notes due 2013 (incorporated herein by reference to Exhibit 10.63 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.9	Stockholders Agreement, dated as of March 31, 2005, by and among American Tire Distributors Holdings, Inc. and each person listed on the signature pages hereto (incorporated herein by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.10	American Tire Distributors Holdings, Inc. 2005 Management Stock Incentive Plan (incorporated herein by reference to Exhibit 10.19 to the Registrant’s Annual Report on Form 10-K filed March 31, 2006).
10.11	American Tire Distributors, Inc. Stock Option Agreements, dated as of June 12, 2002, between the American Tire Distributors, Inc. and each of Richard P. Johnson, William E. Berry, J. Michael Gaither, Daniel K. Brown and Phillip E. Marrett (incorporated herein by reference to Exhibit 10.22 to the Registrant’s Annual Report on Form 10-K filed March 28, 2003).

Exhibit
Number	Description of Exhibit

10.12	Form of Incentive Option Agreement under the 2005 Management Stock Incentive Plan for certain executive officers (incorporated herein by reference to Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K filed March 31, 2006).
10.13	Form of Base Option Agreement under the 2005 Management Stock Incentive Plan for certain executive officers (incorporated herein by reference to Exhibit 10.22 to the Registrant’s Annual Report on Form 10-K filed March 31, 2006).
10.14	Executive Employment Agreement, dated as of March 31, 2005, between American Tire Distributors, Inc. and Richard P. Johnson (incorporated herein by reference to Exhibit 10.41 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.15	Executive Employment Agreement, dated as of March 31, 2005, between American Tire Distributors, Inc. and William Berry (incorporated herein by reference to Exhibit 10.42 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.16	Executive Employment Agreement, dated as of March 31, 2005, between American Tire Distributors, Inc. and J. Michael Gaither (incorporated herein by reference to Exhibit 10.43 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.17	Executive Employment Agreement, dated as of March 31, 2005, between American Tire Distributors, Inc. and Phillip E. Marrett (incorporated herein by reference to Exhibit 10.44 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.18	Executive Employment Agreement, dated as of March 31, 2005, between American Tire Distributors, Inc. and Daniel K. Brown (incorporated herein by reference to Exhibit 10.45 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.19	Executive Employment Agreement, dated as of March 31, 2005, between American Tire Distributors, Inc. and Scott A. Deininger (incorporated herein by reference to Exhibit 10.46 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.20	Executive Employment Agreement, dated as of December 6, 2005, between American Tire Distributors, Inc. and David L. Dyckman (incorporated herein by reference to Exhibit 10.34 to the Registrant’s Annual Report on Form 10-K filed March 31, 2006).
10.21	First Amendment to Executive Employment Agreement, dated as of March 3, 2008, between American Tire Distributors, Inc. and Richard P. Johnson (incorporated herein by reference to Exhibit 10.37 to the Registrant’s Annual Report on Form 10-K filed March 26, 2008).
10.22	Rollover Stock Option Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and Richard P. Johnson (incorporated herein by reference to Exhibit 10.47 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.23	Rollover Stock Option Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and William E. Berry (incorporated herein by reference to Exhibit 10.48 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.24	Rollover Stock Option Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and J. Michael Gaither (incorporated herein by reference to Exhibit 10.49 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.25	Stock Purchase Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and Scott A. Deininger (incorporated herein by reference to Exhibit 10.50 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.26	Stock Purchase Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and Keith Calcagno (incorporated herein by reference to Exhibit 10.51 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.27	Stock Purchase Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and Daniel K. Brown (incorporated herein by reference to Exhibit 10.52 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.28	Stock Purchase Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and Phillip E. Marrett (incorporated herein by reference to Exhibit 10.53 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).

Exhibit
Number	Description of Exhibit

10.29	Stock Purchase Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and Thomas D. Gibson (incorporated herein by reference to Exhibit 10.54 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.30	Stock Purchase Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and Thomas L. Dawson (incorporated herein by reference to Exhibit 10.55 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.31	Stock Purchase Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and Lawrence B. Stoddard (incorporated herein by reference to Exhibit 10.56 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.32	Stock Purchase Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and Leon J. Sawyer (incorporated herein by reference to Exhibit 10.58 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.33	Stock Purchase Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and George J. Bender (incorporated herein by reference to Exhibit 10.59 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.34	Stock Purchase Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and James Gill (incorporated herein by reference to Exhibit 10.60 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.35	Stock Purchase Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and James L. Matthews (incorporated herein by reference to Exhibit 10.61 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.36	Stock Purchase Agreement, dated as of December 18, 2008, by and among American Tire Distributors, Inc., ITOCHU International Inc., ITOCHU Corporation and Am-Pac Tire Dist. Inc. (incorporated herein by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed December 22, 2008).
10.37	Second Amendment to Employment Agreement, dated as of April 6, 2009, between American Tire Distributors, Inc. and Richard P. Johnson (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form 10-Q filed May 18, 2009).
10.38	Amended and Restated Employment Agreement, dated as of April 6, 2009, between American Tire Distributors, Inc. and William E. Berry (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form 8-K filed June 3, 2009).
10.39	Form of First Amendment to Incentive Option Agreement under the 2005 Management Stock Incentive Plan for certain executive officers (incorporated herein by reference to Exhibit 10.39 to the Registrant’s Annual Report on Form 10-K filed March 17, 2010).
10.40	Form of First Amendment to Base Option Agreement under the 2005 Management Stock Incentive Plan for certain executive officers (incorporated herein by reference to Exhibit 10.40 to the Registrant’s Annual Report on Form 10-K filed March 17, 2010).
21.1	Chart of Subsidiaries of the Company (incorporated herein by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K filed March 17, 2010).
23.1	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm.*
23.2	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).
24.1	Power of Attorney.**

*	Filed herewith.

**	Previously filed.

***	To be filed by amendment.

(b) The information required by this item is contained under the section “Index to Financial Statements” beginning on page F-1 of the prospectus. That section is incorporated herein by reference.

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Huntersville, State of North Carolina, on March 17, 2010.

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

By:	/s/ William E. Berry
William E. Berry
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

William E. Berry	President, Chief Executive Officer and Director (Principal Executive Officer)	March 17, 2010

David L. Dyckman	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 17, 2010

* Richard P. Johnson	Chairman and Director	March 17, 2010

* Joseph P. Donlan	Director	March 17, 2010

* Donald Hardie	Director	March 17, 2010

* James Hardymon	Director	March 17, 2010

* Christopher Laws	Director	March 17, 2010

* James M. Micali	Director	March 17, 2010

* D. Randolph Peeler	Director	March 17, 2010

* David Tayeh	Director	March 17, 2010

*	The undersigned does hereby sign this amendment no. 1 to the registration statement on behalf of the above-indicated person pursuant to a power of attorney executed by such person.

/s/   David L. Dyckman
David L. Dyckman, Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

1.1	Form of Underwriting Agreement.***
3.1	Amended and Restated Certificate of Incorporation of American Tire Distributors Holdings, Inc. (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
3.2	Certificate of Designations, Preferences and Rights of Series B Preferred Stock of American Tire Distributors Holdings, Inc.**
3.3	Certificate of Designation, Preferences and Rights of 8% Cumulative Redeemable Preferred Stock of American Tire Distributors Holdings, Inc.**
3.4	Amended and Rested Bylaws of American Tire Distributors Holdings, Inc. (incorporated herein by reference to Exhibit 3.12 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
4.1	Indenture, dated as of March 31, 2005, among American Tire Distributors Holdings, Inc. and Wachovia Bank, National Association, as Trustee (the “Holdings Indenture”) (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
4.2	Indenture, dated as of March 31, 2005, among ATD MergerSub, Inc., American Tire Distributors Holdings, Inc. and Wachovia Bank, National Association, as Trustee (the “Floating Rate Note Indenture”) (incorporated herein by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
4.3	Indenture, dated as of March 31, 2005, among ATD MergerSub, Inc., American Tire Distributors Holdings, Inc. and Wachovia Bank, National Association, as Trustee (the “Fixed Rate Note Indenture”) (incorporated herein by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
4.4	Supplemental Indenture, dated as of March 31, 2005, among American Tire Distributors, Inc., American Tire Distributors Holdings, Inc., The Speed Merchant, Inc., T.O. Haas Tire Co., Inc., T.O. Haas Holding Co., Inc., Texas Market Tire, Inc., Texas Market Tire Holdings I, Inc., Target Tire, Inc. and Wachovia Bank, National Association, as Trustee (the “Floating Rate Supplemental Indenture”) (incorporated herein by reference to Exhibit 4.5 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
4.5	Supplemental Indenture, dated as of March 31, 2005, among American Tire Distributors, Inc., American Tire Distributors Holdings, Inc., The Speed Merchant, Inc., T.O. Haas Tire Co., Inc., T.O. Haas Holding Co., Inc., Texas Market Tire, Inc., Texas Market Tire Holdings I, Inc. and Wachovia Bank, National Association, as Trustee (the “Fixed Rate Supplemental Indenture”) (incorporated herein by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
4.6	Form of Holdings Senior Discount Note (incorporated herein by reference to Exhibit 4.1, Exhibit A, to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
4.7	Form of the Company Floating Rate Note (incorporated herein by reference to Exhibit 4.2, Exhibit A, to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
4.8	Form of the Company Fixed Rate Note (incorporated herein by reference to Exhibit 4.3, Exhibit A, to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
4.9	Warrant Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and The 1818 Mezzanine Fund II, L.P. (incorporated herein by reference to Exhibit 10.65 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
4.10	Form of Warrant Certificate (incorporated herein by reference to Exhibit 10.65, Exhibit A, to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
4.11	Registration Rights Agreement.***
4.12	Stockholders Agreement by and among American Tire Distributors Holdings, Inc. and each person listed on the signature pages hereto.***
5.1	Opinion of Gibson, Dunn & Crutcher LLP as to the legality of the securities being registered.***

Exhibit
Number	Description of Exhibit

10.1	Fourth Amended and Restated Loan and Security Agreement, dated as of March 31, 2005, among the American Tire Distributors, Inc., The Speed Merchant, Inc., T.O. Haas Tire Co., Inc., T.O. Haas Holding Co., Inc., Texas Market Tire, Inc., Texas Market Tire Holdings I, Inc., Target Tire, Inc., ATD MergerSub, Inc., as Borrowers and Banc of America Securities LLC, as Book Running Manager, Wachovia Capital Markets LLC, GECC Capital Markets Group, Inc., and Banc of America Securities LLC, each as Co-Lead Arranger, Wachovia Bank, National Association and General Electric Capital Corporation as Co-Syndication Agents and Bank of America, N.A. as administrative agent and collateral agent for the Lenders (incorporated herein by reference to Exhibit 10.16 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.2	First Amendment to Fourth Amended and Restated Loan and Security Agreement (incorporated herein by reference to Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K filed March 31, 2006).
10.3	Second Amendment to Fourth Amended and Restated Loan and Security Agreement (incorporated herein by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K filed March 31, 2006).
10.4	Third Amendment to Fourth Amended and Restated Loan and Security Agreement (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed May 16, 2006).
10.5	Fourth Amendment to Fourth Amended and Restated Loan and Security Agreement.**
10.6	Fifth Amendment to Fourth Amended and Restated Loan and Security Agreement (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed May 14, 2007).
10.7	Registration Rights Agreement, made as of March 31, 2005, by American Tire Distributors, Inc for the benefit of the Holders thereto with respect to Senior Floating Rate Notes due 2012 and 10.750% Senior Notes due 2013 (incorporated herein by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.8	Registration Rights Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and Banc of America Securities, LLC, Credit Suisse First Boston, LLC and Wachovia Capital Markets, LLC, with respect to 13% Senior Discount Notes due 2013 (incorporated herein by reference to Exhibit 10.63 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.9	Stockholders Agreement, dated as of March 31, 2005, by and among American Tire Distributors Holdings, Inc. and each person listed on the signature pages hereto (incorporated herein by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.10	American Tire Distributors Holdings, Inc. 2005 Management Stock Incentive Plan (incorporated herein by reference to Exhibit 10.19 to the Registrant’s Annual Report on Form 10-K filed March 31, 2006).
10.11	American Tire Distributors, Inc. Stock Option Agreements, dated as of June 12, 2002, between the American Tire Distributors, Inc. and each of Richard P. Johnson, William E. Berry, J. Michael Gaither, Daniel K. Brown and Phillip E. Marrett (incorporated herein by reference to Exhibit 10.22 to the Registrant’s Annual Report on Form 10-K filed March 28, 2003).
10.12	Form of Incentive Option Agreement under the 2005 Management Stock Incentive Plan for certain executive officers (incorporated herein by reference to Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K filed March 31, 2006).
10.13	Form of Base Option Agreement under the 2005 Management Stock Incentive Plan for certain executive officers (incorporated herein by reference to Exhibit 10.22 to the Registrant’s Annual Report on Form 10-K filed March 31, 2006).
10.14	Executive Employment Agreement, dated as of March 31, 2005, between American Tire Distributors, Inc. and Richard P. Johnson (incorporated herein by reference to Exhibit 10.41 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.15	Executive Employment Agreement, dated as of March 31, 2005, between American Tire Distributors, Inc. and William Berry (incorporated herein by reference to Exhibit 10.42 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).

Exhibit
Number	Description of Exhibit

10.16	Executive Employment Agreement, dated as of March 31, 2005, between American Tire Distributors, Inc. and J. Michael Gaither (incorporated herein by reference to Exhibit 10.43 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.17	Executive Employment Agreement, dated as of March 31, 2005, between American Tire Distributors, Inc. and Phillip E. Marrett (incorporated herein by reference to Exhibit 10.44 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.18	Executive Employment Agreement, dated as of March 31, 2005, between American Tire Distributors, Inc. and Daniel K. Brown (incorporated herein by reference to Exhibit 10.45 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.19	Executive Employment Agreement, dated as of March 31, 2005, between American Tire Distributors, Inc. and Scott A. Deininger (incorporated herein by reference to Exhibit 10.46 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.20	Executive Employment Agreement, dated as of December 6, 2005, between American Tire Distributors, Inc. and David L. Dyckman (incorporated herein by reference to Exhibit 10.34 to the Registrant’s Annual Report on Form 10-K filed March 31, 2006).
10.21	First Amendment to Executive Employment Agreement, dated as of March 3, 2008, between American Tire Distributors, Inc. and Richard P. Johnson (incorporated herein by reference to Exhibit 10.37 to the Registrant’s Annual Report on Form 10-K filed March 26, 2008).
10.22	Rollover Stock Option Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and Richard P. Johnson (incorporated herein by reference to Exhibit 10.47 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.23	Rollover Stock Option Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and William E. Berry (incorporated herein by reference to Exhibit 10.48 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.24	Rollover Stock Option Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and J. Michael Gaither (incorporated herein by reference to Exhibit 10.49 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.25	Stock Purchase Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and Scott A. Deininger (incorporated herein by reference to Exhibit 10.50 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.26	Stock Purchase Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and Keith Calcagno (incorporated herein by reference to Exhibit 10.51 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.27	Stock Purchase Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and Daniel K. Brown (incorporated herein by reference to Exhibit 10.52 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.28	Stock Purchase Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and Phillip E. Marrett (incorporated herein by reference to Exhibit 10.53 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.29	Stock Purchase Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and Thomas D. Gibson (incorporated herein by reference to Exhibit 10.54 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.30	Stock Purchase Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and Thomas L. Dawson (incorporated herein by reference to Exhibit 10.55 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.31	Stock Purchase Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and Lawrence B. Stoddard (incorporated herein by reference to Exhibit 10.56 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.32	Stock Purchase Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and Leon J. Sawyer (incorporated herein by reference to Exhibit 10.58 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).

Exhibit
Number	Description of Exhibit

10.33	Stock Purchase Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and George J. Bender (incorporated herein by reference to Exhibit 10.59 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.34	Stock Purchase Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and James Gill (incorporated herein by reference to Exhibit 10.60 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.35	Stock Purchase Agreement, dated as of March 31, 2005, between American Tire Distributors Holdings, Inc. and James L. Matthews (incorporated herein by reference to Exhibit 10.61 to the Registrant’s Registration Statement on Form S-4 filed May 13, 2005).
10.36	Stock Purchase Agreement, dated as of December 18, 2008, by and among American Tire Distributors, Inc., ITOCHU International Inc., ITOCHU Corporation and Am-Pac Tire Dist. Inc. (incorporated herein by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed December 22, 2008).
10.37	Second Amendment to Employment Agreement, dated as of April 6, 2009, between American Tire Distributors, Inc. and Richard P. Johnson (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form 10-Q filed May 18, 2009).
10.38	Amended and Restated Employment Agreement, dated as of April 6, 2009, between American Tire Distributors, Inc. and William E. Berry (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form 8-K filed June 3, 2009).
10.39	Form of First Amendment to Incentive Option Agreement under the 2005 Management Stock Incentive Plan for certain executive officers (incorporated herein by reference to Exhibit 10.39 to the Registrant’s Annual Report on Form 10-K filed March 17, 2010).
10.40	Form of First Amendment to Base Option Agreement under the 2005 Management Stock Incentive Plan for certain executive officers (incorporated herein by reference to Exhibit 10.40 to the Registrant’s Annual Report on Form 10-K filed March 17, 2010).
21.1	Chart of Subsidiaries of the Company (incorporated herein by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K filed March 17, 2010).
23.1	Consent of PricewaterhouseCoopers LLP, an independent registered public accounting firm.*
23.2	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).
24.1	Power of Attorney.**

*	Filed herewith.

**	Previously filed.

***	To be filed by amendment.